DIAMOND HILL INVESTMENT GROUP, INC.

2010 ANNUAL REPORT

NOTICE OF 2011 ANNUAL MEETING

AND PROXY STATEMENT

DIAMOND HILL INVESTMENT GROUP, INC.
ANNUAL LETTER TO SHAREHOLDERS

March 14, 2011

Dear Fellow Shareholders:

Calendar year 2010 marked the completion of our tenth full year since Diamond Hill’s change in corporate direction beginning in May 2000. By almost any measure, the past ten years were good for Diamond Hill’s clients and shareholders. Most importantly, we have served clients well with above average ten-year and since inception investment returns from all of our strategies. Primarily due to these good results, assets under management grew from $25 million to $8.6 billion. We achieved profitability in our fifth year and became sufficiently profitable to pay an aggregate $33 per share in special dividends to shareholders over the past three years. Our history and corporate story are rare, if not somewhat unique. The vision we articulated at the beginning was to build an excellent asset management firm. We believe that we have achieved our initial goal and intend to build upon the achievements of the first ten years over the next ten years.

Firm Sustainability

We serve in a fiduciary capacity for our clients, and we believe that the concept of firm sustainability is essential to meet our fiduciary responsibility. On the first day we began to manage client assets, we set out to achieve favorable investment results over a five-year measurement period. As an active manager, in contrast to a passive or index manager, we interpret favorable to mean achieving:

1. absolute return sufficient for the risk associated with the particular asset class,

2. return greater than a passive (index) benchmark and

3. top quartile ranking versus peers.

We suggest that investment results be measured over at least a five-year period, which is the minimum period of time for statistical significance. While longer periods would be even better, few investors have the patience for anything longer than five years. We also know that some investors will not wait even five years, but such lack of patience does not influence our belief regarding what is necessary for us to fulfill our fiduciary duty.

The Next Generation

While the majority of our time is spent researching and analyzing other companies, we must also manage our own business effectively. In part, this involves developing an organizational structure that best positions us to deliver good client results as well as grow the firm’s intrinsic value for our shareholders. We began as a portfolio manager-centric investment team. While our portfolio managers continue to have great flexibility and are the ultimate decision makers, we have also built a reputable research team intended to help us deliver excellent results for all of our strategies. Over time, our outstanding team of analysts has evolved and provides greater input into our research process and new idea generation.

Two years ago we started a research team managed strategy which we believe is very valuable in several ways. First and foremost, it is a vehicle by which research analysts can communicate and demonstrate conviction in their best ideas through the investment of capital. Secondly, once we have a five-year return history in this strategy, the results will be used to determine analyst incentive compensation, similar to portfolio manager incentive compensation. Finally, we would expect this strategy to be attractive to prospective clients and will likely open this strategy to investors beyond the original seed capital.

We have also begun developing the next generation of business management leadership intended to insure adequate succession planning in addition to serving the needs of a growing firm. In the early years of the firm, we had few employees and little need for anything other than the most basic organizational chart. As we exceed 60 associates with significant growth in our client base, our organizational structure must evolve in preparation for the next five years and beyond. This evolution benefits us in multiple ways. First, we are able to get more people involved in the deliberation of key business and organizational issues, thus establishing depth within our firm. Additionally, we are able to take advantage of the many talents that our associates bring to the organization by giving them expanded roles and promoting talent from within. Finally, by carefully defining the roles and responsibilities of each position, we can ensure that our investment team is able to maintain its primary focus where it has always been — finding good investment opportunities and achieving favorable results over rolling five-year periods.

In the spring of 2009, we created the Planning Group, consisting of seven associates representing all internal areas (three portfolio managers, one research analyst, and one each from client service, business development and operations). The Planning Group collaborates and recommends action on various initiatives and the overall direction of the firm, providing additional depth and expertise.

Both Jim Laird and I intend to continue as CFO and CEO, respectively, for the next five years. During that time, it is likely that our duties will increasingly be shared among the members of the Planning Group, which is evolving into a management committee. By the end of this five-year period, we expect to have completed the development of the next generation, achieving management sustainability.

2010 Results

Assets under management (AUM) finished 2010 above $8 billion, up from $6 billion a year earlier, while 2010 revenue was $57 million compared with revenue of $44 million in 2009. Our Large Cap strategy was the fastest growing in 2010 and is now the largest in terms of AUM. Our 33% operating profit margin (OPM) approximates the average from a survey of competitors, both public and private. We continue to add staff as needed, given our above industry average growth in AUM. We expect our OPM will vacillate around current levels or trend upward slightly over the next five years, depending importantly on our investment results as well as the general health of the U.S. financial markets.

At our annual meeting this April, we will honor our outgoing Board of Directors Chairman David Meuse. David was first elected to the board ten years ago, immediately lending credibility to our fledgling operation. His patience was necessary during the expensive startup phase of the first five years, and his experience with successful ventures provided a valuable perspective that helped guide us during the past five years. We also thank Diane Reynolds for her board service over the decade. Di has been a consistent supporter of our efforts to build the company.

Sincerely,

R. H. Dillon
President and CEO

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

March 14, 2011

Dear Shareholders:

We cordially invite you to attend the 2011 Annual Meeting of Shareholders of Diamond Hill Investment Group, Inc. (the “Company”), to be held at 325 John H. McConnell Blvd., Columbus, Ohio 43215, on Tuesday April 26, 2011, at 12:00 p.m. Eastern Daylight Saving Time.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Company and directors and officers of the Company will be present to respond to any appropriate questions you may have. On behalf of the Board of Directors, we urge you to sign, date and return the enclosed proxy card as soon as possible, even if you currently plan to attend the Annual Meeting. This will not prevent you from voting in person but will ensure that your vote is counted if you are unable to attend the meeting. Your vote is important, regardless of the number of shares you own.

Sincerely,

R. H. Dillon
President and CEO

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200,
Columbus, Ohio 43215

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 26, 2011

Notice is hereby given that the 2011 Annual Meeting of Shareholders (the “Annual Meeting”) of Diamond Hill Investment Group, Inc. (the “Company”), will be held at 325 John H. McConnell Blvd., Columbus, Ohio 43215, on Tuesday, April 26, 2011, at 12:00 p.m. Eastern Daylight Saving Time to consider and act upon the following matters:

1) To elect seven directors to serve on the Company’s Board of Directors;

2) To ratify the appointment of Plante & Moran PLLC as the Company’s independent registered public accounting firm for 2011;

3) To approve and adopt the Company’s 2011 Equity and Cash Incentive Plan;

4) To hold an advisory vote on the compensation of the Company’s executive officers;

5) To hold an advisory vote on the frequency of advisory votes on the compensation of the Company’s executive officers; and

6) To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Action may be taken on the foregoing proposals at the Annual Meeting or at any adjournment of the Annual Meeting. The Board of Directors has fixed the close of business on March 1, 2011, as the record date for determination of the shareholders entitled to vote at the Annual Meeting and any adjournments thereof. You are requested to complete, sign and date the enclosed form of proxy, which is solicited by the Company’s Board of Directors, and to mail it promptly in the enclosed envelope. Alternatively, you may vote by phone by using the control number identified on your proxy or electronically over the Internet in accordance with the instructions on the enclosed proxy. Returning the enclosed proxy card, or transmitting voting instructions electronically through the Internet or by telephone, does not affect your right to vote in person at the Annual Meeting. If you attend the Annual Meeting, you may revoke your proxy and vote in person if your shares are registered in your name.

THE PROMPT RETURN OF YOUR PROXY WILL SAVE THE COMPANY THE EXPENSE OF MAKING FURTHER REQUESTS FOR PROXIES IN ORDER TO OBTAIN A QUORUM. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ALTERNATIVELY, REFER TO THE INSTRUCTIONS ON THE PROXY CARD TO TRANSMIT YOUR VOTING INSTRUCTIONS VIA THE INTERNET OR BY TELEPHONE.

By order of the Board of Directors
James F. Laird
Secretary

Columbus, Ohio
March 14, 2011

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 26, 2011:
The Proxy Statement and the Company’s 2010 Annual Report to Shareholders are available without charge at the following location:
http://www.diamond-hill.com/pdf/imr/proxy-annual-report-final-print.pdf

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS OF
DIAMOND HILL INVESTMENT GROUP, INC.
TO BE HELD ON APRIL 26, 2011

This Proxy Statement is being furnished to the shareholders of Diamond Hill Investment Group, Inc., an Ohio corporation (the “Company”), in connection with the solicitation of proxies by the Board of Directors (the “Board”) for use at the Company’s 2011 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on April 26, 2011, and any adjournment thereof. A copy of the Notice of Annual Meeting accompanies this Proxy Statement. This Proxy Statement and the enclosed proxy are first being mailed to shareholders on or about March 14, 2011. Only shareholders of record at the close of business on March 1, 2011, the record date for the Annual Meeting, are entitled to notice of, and to vote at, the Annual Meeting.

The purposes of this Annual Meeting are:

1) To elect seven directors for one-year terms each;

2) To ratify the appointment of Plante & Moran PLLC (“Plante & Moran”) as our independent registered public accounting firm for 2011;

3) To approve and adopt the Company’s 2011 Equity and Cash Incentive Plan (the “2011 Incentive Plan”);

4) To hold an advisory vote on the compensation of the Company’s executive officers;

5) To hold an advisory vote on the frequency of advisory votes on the compensation of the Company’s executive officers; and

6) To transact such other business that may properly come before the Annual Meeting or any adjournment thereof.

Those common shares represented by (i) properly signed proxy cards or (ii) properly authenticated voting instructions recorded electronically over the Internet or by telephone that are received prior to the Annual Meeting and not revoked will be voted at the Annual Meeting as directed by the shareholders. If a shareholder submits a valid proxy and does not specify how the common shares should be voted, they will be voted as recommended by your Board. The proxy holders will use their best judgment regarding any other matters that may properly come before the Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 26, 2011:
The Proxy Statement and the Company’s 2010 Annual Report to Shareholders are available without charge at the following location:
http://www.diamond-hill.com/pdf/imr/proxy-annual-report-final-print.pdf

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q:	When and where will the Annual Meeting take place?

A:	The Annual Meeting will be held at 325 John H. McConnell Blvd., Columbus, Ohio 43215, on Tuesday April 26, 2011, at 12:00 p.m. Eastern Daylight Saving Time. You may also listen live to the Annual Meeting via audio conference by calling 800-774-6070 [use confirmation code 9811815# when prompted] and you can view presentation materials in the “News and Updates” section of the Company’s website, http://www.diamond-hill.com.

Q:	What may I vote on?

A:	At the Annual Meeting, you will be asked to consider and vote upon the: (i) election of seven directors to the Board; (ii) ratification of the appointment of Plante & Moran as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2011; (iii) approval of the 2011 Incentive Plan; (iv) approval, on an advisory basis, of the compensation of the Company’s executive officers; and (v) selection, on an advisory basis, of the frequency of shareholder advisory votes on the compensation of the company’s executive officers.

Q:	What do I need to do now?

A:	After carefully reading this Proxy Statement, indicate on the enclosed proxy card how you want your shares to be voted and sign and mail the proxy promptly in the enclosed envelope. Alternatively, you may vote by phone by using the control number identified on your proxy, or vote electronically over the Internet in accordance with the instructions on your proxy. The deadline for transmitting voting instructions electronically over the Internet or telephonically is 11:59 p.m. Eastern Daylight Saving Time on April 25, 2011. If you vote by phone or over the Internet you do not need to return a proxy card. You should be aware that if you vote over the Internet or by phone, you may incur costs associated with electronic access, such as usage charges from Internet service providers and telephone companies.

Q:	What does it mean if I get more than one proxy card?

A:	If your shares are registered differently and are in more than one account, you will receive more than one proxy card. If you intend to vote by mail, sign, date and return all proxy cards to ensure that all your shares are voted. If you are a record holder and intend to vote by telephone or over the Internet, you must do so for each individual proxy card you receive.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Many shareholders are beneficial owners, meaning they hold their shares in “street name” through a stockbroker, bank or other nominee. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. For shares registered directly in your name with the Company’s transfer agent, you are considered the shareholder of record and we are sending this Proxy Statement and related materials directly to you. As a shareholder of record, you have the right to vote in person at the Annual Meeting or you may grant your proxy directly to the Board’s designees by completing, signing and returning the enclosed proxy card, or transmitting your voting instructions over the Internet or by phone.

Beneficial Owner. For shares held in “street name,” you are considered the beneficial owner and this Proxy Statement and related materials are being forwarded to you by your broker or other nominee, who is the shareholder of record. As the beneficial owner, you have the right to direct your broker or other nominee on how to vote your shares. Your broker or nominee will provide you with information on the procedures you must follow to instruct them how to vote your shares or how to revoke previously given voting instructions.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares in the manner you instruct and you should follow the voting instructions provided to you by your broker. However, if you do not provide voting instructions to your broker, it may vote your shares in its discretion on certain “routine” matters. The ratification of the appointment of Plante &

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Moran as our independent registered public accounting firm for the 2011 fiscal year is considered routine, and if you do not submit voting instructions, your broker may choose, in its discretion, to vote or not vote your shares on the ratification. None of the other matters to be voted on at the Annual Meeting are routine, and your broker may not vote your shares on those matters without your instructions.

Q:	May I revoke my proxy or change my vote after I have mailed a proxy card or voted electronically over the Internet or by telephone?

A:	Yes. You can change your vote at any time before your proxy is voted at the Annual Meeting. If you are the record holder of the shares, you can do this in three ways:

• send a written statement to our Secretary stating that you would like to revoke your proxy, which must be received prior to the Annual Meeting;

• send a newly signed and later-dated proxy card, which must be received prior to the Annual Meeting, or submit later-dated electronic voting instructions over the Internet or by telephone no later than 11:59 p.m. Eastern Daylight Savings Time on April 25, 2011; or

• attend the Annual Meeting and revoke your proxy in person prior to the start of voting at the Annual Meeting or vote in person at the Annual Meeting (attending the Annual Meeting will not, by itself, revoke your proxy or a prior Internet or telephonic vote).

If you are a beneficial owner, you may change your vote by submitting new voting instructions to your broker or nominee, and you should review the instructions provided by your broker or nominee to determine the procedures you must follow.

Q:	Can I vote my shares in person at the Annual Meeting?

A:	You may vote shares held of record in person at the Annual Meeting. If you choose to attend, please bring the enclosed proxy card and a form of identification. If you are a beneficial owner and you wish to attend the Annual Meeting and vote in person, you will need a signed proxy from your broker or other nominee giving you the right to vote your shares at the Annual Meeting and a form of identification.

Q:	How will my shares be voted if I submit a proxy without voting instructions?

A:	If you submit a proxy and do not indicate how you want your shares voted, your proxy will be voted on the matters presented as recommended by your Board. The Board’s recommendations are set forth in this Proxy Statement.

Q:	Who can answer my questions about how I can submit or revoke my proxy or vote by phone or via the Internet?

A:	If you are a record shareholder and have more questions about how to submit your proxy, please call James F. Laird, the Company’s Secretary, at (614) 255-3353. If you are a beneficial owner, you should contact your broker or other nominee to determine the procedures your must follow.

THE ANNUAL MEETING

The Annual Meeting will be held at 325 John H. McConnell Blvd., Columbus, Ohio 43215, on Tuesday, April 26, 2011, at 12:00 p.m. Eastern Daylight Saving Time. The purposes of the Annual Meeting are (i) to elect seven directors to serve for one-year terms; (ii) to ratify the appointment of Plante & Moran as the Company’s independent registered public accounting firm; (iii) to approve and adopt the Company’s 2011 Equity and Cash Incentive Plan, (iv) to approve, on a non-binding advisory basis, the Company’s Named Executive Officer compensation, and (v) to approve, on a non-binding advisory basis, the frequency of shareholder advisory votes on the Company’s Named Executive Officer compensation. The Company is currently not aware of any other matters that will come before the Annual Meeting.

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PROCEDURAL MATTERS

Record Date

Only shareholders of record at the close of business on March 1, 2011, the record date for the Annual Meeting, will be entitled to vote at the Annual Meeting. As of the record date, there were 2,902,253 of common shares outstanding and entitled to vote at the Annual Meeting.

Proxy

Your shares will be voted at the Annual Meeting as you direct on your signed proxy card or in your telephonic or Internet voting instructions. If you submit a proxy without voting instructions, it will be voted as recommended by your Board. These recommendations are set forth in this Proxy Statement. The duly appointed proxy holders will vote in their discretion on any other matters that may properly come before the Annual Meeting.

Voting

Each outstanding share may cast one vote on each separate matter of business properly brought before the Annual Meeting. If you hold shares in street name, the Board encourages you to instruct your broker or other nominee as to how to vote your shares.

A shareholder voting in the election of directors may cumulate such shareholder’s votes and give one candidate a number of votes equal to (i) the number of directors to be elected (seven), multiplied by (ii) the number of shares held by the shareholder, or may distribute such shareholder’s total votes among as many candidates as the shareholder may select. However, no shareholder will be entitled to cumulate votes unless the candidate’s name has been placed in nomination prior to voting and a shareholder has given us notice at least 48 hours prior to the Annual Meeting of the intention to cumulate votes. The proxies the Board is soliciting include the discretionary authority to cumulate votes. If cumulative voting occurs at the Annual Meeting, the proxies intend to vote the shares represented by proxy in a manner to elect as many of the seven director nominees as possible. Cumulative voting only applies to the election of directors. On any other matter each share has one vote.

Director elections.  The affirmative vote of the holders of a plurality of the shares represented at the Annual Meeting, in person or by proxy, and entitled to vote is required for the election of directors, and the seven nominees receiving the most votes will be elected.

Ratification of selection of independent registered public accounting firm.  The affirmative vote of a majority of the shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal is required to ratify the selection of Plante & Moran as the Company’s independent registered public accounting firm for fiscal 2011.

Approval of the Company’s 2011 Equity and Cash Incentive Plan.  The affirmative vote of holders of a majority of the shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal is required to approve the 2011 Equity and Cash Incentive Plan.

Advisory approval of named executive officer compensation.  The affirmative vote of a majority of the shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal is required for shareholder advisory approval of the compensation of the Company’s named executive officers.

Recommendation of frequency of shareholder votes on named executive officer compensation.  Shareholders may vote in favor of holding the vote on named executive officer compensation every year, every two years or every three years, or they may abstain. Although the frequency receiving the affirmative vote of the holders of a plurality of the shares present, in person or by proxy, and entitled to vote would be deemed the shareholder recommendation, the Board will take the results of the voting into account in determining how frequently to hold shareholder advisory votes on named executive officer compensation.

Effect of broker non-votes and abstentions.  Brokers who hold common shares in street name may, under the applicable regulations of the Securities and Exchange Commission (the “SEC”) and the rules of exchanges and other self-regulatory organizations of which the brokers are members, sign and submit proxies for common shares

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of the Company and may vote such common shares on certain “routine” matters. The ratification of Plante & Moran is considered to be routine. Brokers may not vote common shares on other matters without specific instruction from the customer who owns the shares. Proxies that are signed and submitted by brokers that have not been voted on certain matters are referred to as “broker non-votes.”

Under applicable stock exchange rules, brokers are not permitted to vote without instruction in the election of directors or on the approval of the 2011 Equity and Cash Incentive Plan. In addition, SEC regulations prohibit brokers from voting without customer instruction on the approval of named executive officer compensation and on the frequency of shareholder votes on named executive officer compensation. Neither broker non-votes nor abstentions will have any effect on the election of directors or the recommendation of a frequency for the advisory vote on executive compensation. Abstentions will have the same effect as a vote against the ratification of the selection of independent registered public accounting firm, the 2011 Equity and Cash Incentive Plan and the advisory approval of named executive officer compensation; however, broker non-votes will have no effect on those proposals.

Quorum

The Company can conduct business at the Annual Meeting only if a quorum, consisting of at least the holders of a majority of our outstanding shares entitled to vote, is present, either in person or by proxy. Abstentions and broker non-votes will be counted toward establishing a quorum. In the event that a quorum is not present at the time the Annual Meeting is convened, a majority of the shares represented in person or by proxy may adjourn the Annual Meeting to a later date and time, without notice other than announcement at the Annual Meeting. At any such adjournment of the Annual Meeting at which a quorum is present, any business may be transacted which might have been transacted at the Annual Meeting as originally called.

Solicitation; Expenses

The Company will pay all expenses of the Board’s solicitation of the proxies for the Annual Meeting, including the cost of preparing, assembling and mailing the Notice, form of proxy and Proxy Statement, postage for return envelopes, the handling and expenses for tabulation of proxies received, and charges of brokerage houses and other institutions, nominees or fiduciaries for forwarding such documents to beneficial owners. The Company will not pay any electronic access charges associated with Internet or telephonic voting incurred by a shareholder. We may solicit proxies in person or by telephone, facsimile or e-mail. Company officers, directors and employees may also assist with solicitation and will receive no additional compensation for their services.

No person is authorized to give any information or to make any representation not contained in this Proxy Statement, and you should not rely on any such information or representation. This Proxy Statement does not constitute the solicitation of a proxy in any jurisdiction from any person to whom it is unlawful to make such proxy solicitation in such jurisdiction. The delivery of this Proxy Statement shall not, under any circumstances, imply that there has not been any change in the information set forth herein since the date of this Proxy Statement.

Requests for Proxy Statement and Annual Report on Form 10-K; Internet Availability

The Company’s Annual Report on Form 10-K for the year ended December 31, 2010, including audited consolidated financial statements, accompanies this Proxy Statement but is not a part of the proxy solicitation material. The Company is delivering a single copy of this Proxy Statement and the Form 10-K to multiple shareholders sharing an address unless the Company has received instructions from one or more of the shareholders to the contrary. The Company will promptly deliver a separate copy of the Proxy Statement and/or Form 10-K, at no charge, upon receipt of a written or oral request by a record shareholder at a shared address to which a single copy of the documents was delivered. Written or oral requests for a separate copy of the documents, or to provide instructions for delivery of documents in the future, may be directed to James F. Laird, Secretary of the Company, at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215 or by phone at (614) 255-3333.

Additionally, this Proxy Statement and our Annual Report on Form 10-K are available on the internet free of charge at: http://www.diamond-hill.com/pdf/imr.proxy-annual-report-final-print.pdf.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth beneficial ownership of our common shares as of the record date, March 1, 2011, by (a) all persons known by the Company to own beneficially five percent or more of the outstanding shares, (b) each director and director nominee, (c) the Chief Executive Officer and Chief Financial Officer (each, a “Named Executive Officer”), and (d) all executive officers and directors as a group. Although not required, the Company has also decided to voluntarily disclose all common shares beneficially owned by all other employees of the Company excluding the Named Executive Officers. Unless otherwise indicated, the named persons exercise sole voting and dispositive power over the shares listed. None of the named persons have any outstanding options.

	Amount and Nature
	of Beneficial		Percent of
Name of Beneficial Owner	Ownership		Class(1)

Lawrence E. Baumgartner	1,964		*
R. H. Dillon	205,994	(2)	7.1%
James F. Laird	72,474	(2)	2.5%
David P. Lauer	5,985		*
David R. Meuse	31,505		1.1%
Peter J. Moran	6,800		*
Diane D. Reynolds	3,215		*
Donald B. Shackelford	7,505		*
Frances A. Skinner	735		*
Directors, nominees, and executive officers as a group (9 persons)	336,177		11.6%
All other employees of the Company (74 persons)(3)	549,066	(4)	18.9%
5% Beneficial Owners
Wells Fargo & Company(5) One North Jefferson Avenue St. Louis, MO 63103	218,117		7.5%
BlackRock, Inc.(6) 40 East 52nd Street New York, NY 10022	154,027		5.3%

(1)	Beneficial ownership of less than one percent is represented by an asterisk (*). The percent of class is based upon (a) the number of shares beneficially owned by the named person, divided by (b) the total number of shares which are issued and outstanding as of March 1, 2011 (2,902,253 shares).

(2)	Includes 1,798 shares for Mr. Dillon and 2,479 shares for Mr. Laird, which are held in the Company’s 401(k) plan, over which the Trustees of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.

(3)	Includes all employees of Diamond Hill Investment Group, Inc. and its subsidiaries as of March 1, 2011, excluding the executive officers named in the table above. Each employee has sole voting power. Certain shares are subject to restrictions on the power to dispose of the shares. The employees do not constitute a Group as defined by Rule 13d-1 of the Exchange Act.

(4)	Includes 58,152 shares held in the Company’s 401(k) plan, over which the Trustees of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.

(5)	Based on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission (“SEC”) on January 20, 2011, by Wells Fargo & Company. In this Schedule 13G/A, Wells Fargo & Company reported sole voting power and sole dispositive power over 218,117 shares, and Wells Fargo Advisors Financial Network, LLC reported sole voting power and sole dispositive power over 212,852 shares.

(6)	Based on information contained in a Schedule 13G filed with the SEC on February 4, 2011, by BlackRock, Inc. In this Schedule 13G, BlackRock, Inc. reported sole voting power and sole dispositive power over 154,027 shares on behalf of the following subsidiaries: BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC, and BlackRock Investment Management, LLC.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires executive officers and directors, and persons who beneficially own more than ten percent of the Company’s shares, to file with the Securities and Exchange Commission (“SEC”) initial reports of ownership on Form 3 and reports of changes in ownership on Form 4 and Form 5. Executive officers, directors and persons who beneficially own more than ten percent of the Company’s securities are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports they file with the SEC. Based solely upon a review of the Forms 3, 4 and 5 furnished to the Company by these persons and statements made by these persons that no other Section 16(a) reports were required to be filed by them, each director, other than Mr. Dillon, filed one late Form 4. All of the late filings related to a stock grant received by the non-employee directors on March 15, 2010, and each of the non-employee directors disclosed the grant on a Form 5 filed on January 5, 2011. To the Company’s knowledge, there were no other late or unfiled reports during the year ended December 31, 2010.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Board guides the strategic direction of the Company and oversees its management. All of the Company’s directors are elected annually. Pursuant to the recommendation of the Nominating and Governance Committee, the Board has nominated the seven nominees listed below, five of whom are incumbents. All have been nominated by the Board to hold office until the next annual meeting of shareholders and until their respective successors are elected and qualified.

David R. Meuse and Diane D. Reynolds, who have served as directors of the Company since 2000 and 2001, respectively, will be retiring from the Board at the Annual Meeting and will not stand for reelection. The Board, upon recommendation of the Nominating and Governance Committee, has nominated Mr. James F. Laird and Mr. Peter J. Moran for election to the seats being vacated by Mr. Meuse and Ms. Reynolds. The Board would like to thank Mr. Meuse and Ms. Reynolds for their dedicated service to the Company. Mr. Laird has been CFO of the Company since 2001 was recommended for nomination by the CEO and the Chairman. Mr. Moran was recommended for nomination by the CEO and CFO who have known Mr. Moran for approximately six years and were impressed with his experience and knowledge of the investment management industry.

If any nominee becomes unable or unwilling to serve between the date of this proxy statement and the Meeting, proxies will be voted FOR the election of a replacement recommended by the Nominating and Governance Committee and approved by the Board.

Director Independence

The Board has determined that, with the exception of Mr. Dillon and director nominee Mr. Laird, all of the current directors and director nominee Mr. Moran are independent under the rules and independence standards of The NASDAQ Stock Market (“NASDAQ”), as well as applicable SEC requirements. There are no family relationships among the directors and executive officers of the Company.

The Nominees

The Board has determined that all of our director nominees are qualified to serve as directors of the company. In addition to the specific business experience listed below, each of our director nominees has the tangible and intangible skills and attributes which we believe are required to be an effective director of the Company, including experience at senior levels in areas of expertise helpful to the company, a willingness and commitment to assume the responsibilities required of a director of the Company, and the character and integrity we expect of our directors. The specific qualifications of each individual nominee are set forth under his or her name below.

Lawrence E. Baumgartner, CFA, age 52, has been an independent director of the Company since 2008, and serves on the Compensation Committee and Nominating and Governance Committee. Mr. Baumgartner has been a private investor since 2004. He was employed by Banc One Investment Advisors from 1999 to 2004 most recently serving as Chief Investment Officer of equity securities from 2003 to 2004, where he was responsible for overseeing the management of over $37 billion in assets. He has over 25 years of investment management experience.

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Mr. Baumgartner also serves on the Investment Committee of the Columbus Foundation and the Columbus Zoo and Aquarium Endowment.

Mr. Baumgartner received his BS in Business Administration from The Ohio State University and his MBA from Ohio University. Mr. Baumgartner also holds the Chartered Financial Analyst designation.

The Board believes that Mr. Baumgartner’s qualifications to serve on the Board include his substantial experience in investment management, including his experience as a chief investment officer of a large investment management firm.

R. H. Dillon, CFA, age 54, has been a director of the Company since 2001, and the President, CEO, and Chief Investment Officer of the Company since 2000. Prior to joining the firm in 2000, Mr. Dillon had been employed as a portfolio manager by Loomis, Sayles & Company since 1997. Mr. Dillon has over 30 years of experience in the investment management industry.

Mr. Dillon received his BS and MA from The Ohio State University and his MBA from University of Dayton. Mr. Dillon also holds the Chartered Financial Analyst designation.

The Board believes that Mr. Dillon’s qualifications to serve on the Board include his 10 years of experience as CEO and Chief Investment Officer with the Company, his in depth knowledge and involvement in the Company’s operations and his more than 30 years of experience as an investment professional.

James F. Laird, CPA, age 54, is a nominee for election as a director of the Company and has been the Chief Financial Officer of the Company and President of Diamond Hill Funds since 2001. Prior to joining the firm in 2001, Mr. Laird had been employed as a Senior Vice President for Villanova Capital since 1999 and Vice President and General Manager for Nationwide Advisory Services, Inc. from 1995 to 1999. Mr. Laird has over 24 years of experience in the investment management industry.

Mr. Laird also serves on the board of Ohio Dominican University and is chairman of the Audit Committee.

Mr. Laird received his BS in Accounting from The Ohio State University, is a Certified Public Accountant, and holds the following FINRA securities licenses: Series 7, 24, and 63.

The Board believes that Mr. Laird’s qualifications to serve on the Board include his 10 years of experience as CFO with the Company, his in depth knowledge and involvement in the Company’s operations and his more than 24 years of experience in the financial, operational, administrative, and distribution aspects of the investment management industry.

David P. Lauer, CPA, age 68, has been an independent director of the Company since 2002, and is the chairman of the Audit Committee. Mr. Lauer retired from Bank One, Columbus in 2001, where he had served as President and Chief Operating Officer from 1997 to 2001. Mr. Lauer is also a retired partner of Deloitte & Touche LLP, an international accounting and consulting firm, where he was Managing Partner of the Columbus Ohio office from 1989 to 1997. Mr. Lauer has over 40 years of experience in accounting and financial matters.

Mr. Lauer is a director of Huntington Bancshares, a multi-state diversified financial holding company, and serves as chairman of the Audit Committee and member of the Capital Planning Committee. He is also a director of R.G. Barry Corporation, a retail developer and marketer of accessory footwear, where he serves on the Audit, Compensation, and Nominating and Governance Committees. Mr. Lauer also serves on the board of W. W. Williams Company, Evans Corporation, and On-Line Computer Library Center, Inc, all of which are private or non-for-profit organizations. Mr. Lauer also served as a director of Wendy’s International from 2000 to 2008 and Tim Horton’s Inc. from 2006 to 2007.

Mr. Lauer has an undergraduate degree from Capital University and a masters in accountancy from Ohio University. Mr. Lauer is also a Certified Public Accountant.

The Board believes that Mr. Lauer’s qualifications to serve on the Board include his substantial experience in accounting and financial matters, including his significant experience as a certified public accountant, his prior role as President and Chief Operating Officer of Bank One-Columbus, and his experience as a director of other public companies.

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Peter J. Moran, age 50, is a nominee for election as an independent director of the Company. Mr. Moran has been a managing partner with DundeeWealth US, LP, an institutional investment management firm, and President of DundeeWealth Funds, since 2008. Prior to joining DundeeWealth US, LP, he was a founder and managing partner with BHR Fund Advisors, LP from 2006 until its acquisition by DundeeWealth in 2008. From 2005 to 2006 he was President of Constellation Funds Group, LP. Prior to Constellation, he was employed at Turner Investment Partners as Managing Director of mutual fund, investment-only defined contribution and sub-advisory distribution. He has held several senior positions with leading investment management firms including J.P. Morgan Investment Management, Montgomery Asset Management and PIMCO/Pacific Life. Mr. Moran has over 25 years of experience in the investment management industry.

Mr. Moran received his BA in Economics from University of Richmond. Mr. Moran also holds the Chartered Financial Consultant and Chartered Life Underwriter designations and is a member of the Executive Committee of the Mutual Fund Education Alliance.

The Board believes that Mr. Moran’s qualifications to serve on the Board include his significant experience in the global investment management industry, including specific experience in the sales and distribution of investment management products.

Donald B. Shackelford, age 78, has been an independent director of the Company since 2005, is the chairman of the Compensation Committee, and serves on the Nominating and Governance Committee. Mr. Shackelford retired from Fifth Third Bank, Central Ohio (successor to State Savings Bank) in 2008, where he had served as Chairman from 1998 to 2008. Prior to joining Fifth Third Bank, Mr. Shackelford served as Chairman and CEO of State Savings Bank for 25 years, until its acquisition by Fifth Third Bank in 1998.

Mr. Shackelford served as a director of The Progressive Corporation, a national property and casualty insurance company from 1976 to 2010. Mr. Shackelford also serves on the board of Heads & Threads International, LLC, and Lowell Group, all of which are private or non-for-profit organizations. Mr. Shackelford also served as a director of Limited Brands, Inc. from 1976 to 2005.

Mr. Shackelford received his BA from Denison University and his MBA from Harvard Business School.

The Board believes that Mr. Shackelford’s qualifications to serve on the Board include his substantial experience in banking and financial services and his experience as a director of another public company.

Frances A. Skinner, CFA, CPA, age 46, has been an independent director of the Company since 2010, and serves on the Audit Committee and Compensation Committee. Ms. Skinner has been a partner with AUM Partners, LLC, a management consulting firm specializing in the investment management industry, since 2009. Prior to joining AUM Partners, she was a principal with Focus Consulting Group, Inc. from 2003 to 2009. Ms. Skinner also spent 16 years at Allstate Investments, LLC, where she worked on developing compensation and incentive programs for investment professionals. Ms. Skinner has over 24 years of experience in the areas of investment management, finance and consulting. She is a co-author of the book High Performing Investment Teams (Wiley, 2006).

Ms. Skinner received her BA from St. Xavier University and her MBA from the University of Illinois — Chicago. Ms. Skinner also holds the Chartered Financial Analyst designation and is a Certified Public Accountant.

The Board believes that Ms. Skinner’s qualifications to serve on the Board include her significant experience in the global investment management industry and experience in developing and consulting on matters of leadership, teamwork, performance evaluation, and compensation practices.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF LAWRENCE E. BAUMGARTNER, R. H. DILLON, JAMES F. LAIRD, DAVID P. LAUER, PETER J. MORAN, DONALD B. SHACKELFORD, AND FRANCES A. SKINNER AS DIRECTORS OF THE COMPANY.

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THE BOARD OF DIRECTORS AND COMMITTEES

The Board held a total of five meetings during the year ended December 31, 2010. Each director attended 100% of the combined total number of meetings of the Board and Board committees of which he or she was a member. Consistent with the Company’s Corporate Governance Guidelines, the independent directors met in executive session at all five of the Board meetings in 2010. Our Corporate Governance Guidelines provide that all directors are expected to attend each annual meeting of shareholders. All of our then incumbent directors attended our 2010 Annual Meeting of Shareholders.

Corporate Governance

The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. The Board has adopted a written charter for each Committee. Current copies of each committee charter and our Corporate Governance Guidelines are available at our Web site, www.diamond-hill.com, by clicking the “Investor & Media Relations” tab followed by the “Investor Relations” tab.

Pursuant to rules promulgated under the Sarbanes-Oxley Act, the Board has adopted a Code of Ethics for Principal Executive and Senior Financial Officers. This code is intended to deter wrongdoing and promote honest and ethical conduct, full, timely and accurate reporting, compliance with laws, and accountability for adherence to the code, including internal reporting of code violations.

The Company also has a Code of Business Conduct and Ethics that is applicable to all of our employees and directors, a copy of which is filed as an exhibit to our Form 10-K filed with the SEC. It is the Company’s policy to require all employees to participate annually in continuing education and training relating to the Code of Business Conduct and Ethics.

Audit Committee

Mr. Lauer, Ms. Reynolds and Ms. Skinner serve on the Audit Committee, which met four times during 2010. The Board has determined that each Committee member meets the independence and financial literacy rules and standards of the SEC and NASDAQ. The Board also has concluded that Mr. Lauer, the Chairman of the Audit Committee, and Ms. Skinner meet the criteria for an audit committee financial expert as established by the SEC.

The primary purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to (1) the retention of our independent registered public accounting firm, including appointing and overseeing the terms of its engagement and its performance, qualifications and independence, and (2) the integrity of our financial statements, other financial information provided to shareholders, and our internal control structure. The Audit Committee also reviews all related person transactions for potential conflicts of interest situations on an ongoing basis and all such transactions must be approved by the Audit Committee. Additional information on the approval of related person transactions is available under the heading “Certain Relationships and Related Person Transactions” below. The report of the Audit Committee appears below the heading “REPORT OF THE AUDIT COMMITTEE.”

Compensation Committee

Mr. Baumgartner, Mr. Shackelford and Ms. Skinner serve on the Compensation Committee, which met four times during 2010. Mr. Shackelford serves as the Chairman of the Compensation Committee. The Board of Directors has determined that each of these members meets the independence criteria of NASDAQ. No member of the Compensation Committee is or has been an officer or employee of the Company or has had any relationship requiring disclosure by us under Item 404 of SEC Regulation S-K. In addition, no member of the Compensation Committee or Board is employed by a company whose board of directors includes a member of our management.

The primary purpose of the Compensation Committee is to review and approve the Company’s executive compensation policies, evaluate the performance of the Company’s executive officers in light of corporate goals and objectives approved by the Compensation Committee, approve the annual salary, bonus, stock grants and other benefits, direct and indirect, of our executive officers and other senior employees, make recommendations to the full Board with respect to incentive-compensation plans and equity-based plans and determine director and committee

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member/chair compensation for non-employee directors. The Compensation Committee also administers the Company’s equity and other incentive plans. A description of the Company’s processes and procedures for the consideration and determination of executive officer compensation are discussed under the heading “Compensation Discussion and Analysis” below.

Nominating and Governance Committee

Messrs. Baumgartner, Meuse and Shackelford serve on the Nominating and Governance Committee, which met four times during 2010. Mr. Meuse serves as the chairman. The Board has determined that all committee members meet the independence criteria of NASDAQ.

The primary purpose of the Nominating and Governance Committee is to maintain and cultivate the effectiveness of the Board and oversee the Company’s governance policies. Among the committee’s responsibilities are Board and committee composition, director qualifications, orientation and education, and Board evaluations. Members identify, evaluate, and nominate Board candidates; review compliance with director stock ownership guidelines; and oversee procedures regarding shareholder nominations and other communications to the Board. In addition, they are responsible for monitoring compliance with and recommending any changes to the company’s Corporate Governance Guidelines. Additional information regarding the committee’s activities appears under the heading “Nominations and Corporate Governance.”

Compensation of Directors

The Compensation Committee is responsible for periodically reviewing and recommending to the Board the compensation of independent directors. The following table sets forth information regarding the compensation earned by, or paid to, directors who served on our Board in 2010. Mr. Dillon, who is also President and CEO, does not receive separate directors’ fees for his service and has been omitted from this table.

2010 Director Compensation(1)

	Fees Earned
	or Paid	Stock
Name	in Cash	Awards(2)	Total

Lawrence E. Baumgartner	$17,000	$30,000	$47,000
David P. Lauer	$19,000	$30,000	$49,000
David R. Meuse	$29,000	$30,000	$59,000
Diane D. Reynolds	$16,000	$30,000	$46,000
Donald B. Shackelford	$22,000	$30,000	$52,000
Frances A. Skinner(3)	$9,000	$15,000	$24,000
Dr. James Mathias(4)	$6,000	$15,000	$21,000

(1)	Includes only those columns relating to compensation awarded to, earned by, or paid to non-employee directors for their services in 2010. All other columns have been omitted.

(2)	Represents the full grant-date fair value computed by multiplying the total shares granted by the closing price of the shares on the grant date. All shares were fully vested on the grant date, and therefore, this amount also reflects the expense incurred and recognized in the Company’s financial statements. On March 15, 2010, each director received a grant of 428 shares for service as a non-employee director, which had a value of $30,000 based on the market price of the shares on that date. These shares were granted under the 2005 Employee and Director Equity Incentive Plan. For information on the expensing of these awards, please see note 5 to the consolidated financial statements contained in the Company’s Form 10-K for the year ended December 31, 2010.

(3)	Ms. Skinner was elected to the Board at the Annual Meeting on May 4, 2010. Her compensation represents service after her election to the Board.

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(4)	Dr. James Mathias did not stand for re-election to the Board at the Annual Shareholder meeting on May 4, 2010. His compensation represents his service prior to the 2010 Annual Meeting.

Fees and Other Compensation

Non-employee directors receive the following:

•	An annual retainer of $30,000, paid in Company shares;

•	An annual retainer of $10,000 for the chairman of the Board

•	An annual retainer of $5,000 for the chairs of each Committee;

•	A fee of $2,000 for each board meeting attended;

•	A fee of $1,000 for each committee meeting attended; and

Ownership and Retention Guidelines

Effective February 25, 2010, each non-employee director is required to hold and retain 100% of the shares of our common stock, granted to them for as compensation, for his or her entire term of service on the Board. They may not sell any of the shares granted to them until they conclude their service as a director.

NOMINATIONS AND CORPORATE GOVERNANCE

The Nominating and Governance Committee has general oversight responsibility for assessment and recruitment of new director candidates, as well as evaluation of director and board performance and oversight of governance matters for the Company. The Committee adopted Corporate Governance Guidelines on February 25, 2010.

Board Leadership and Composition

We believe separating the roles of Chairman and CEO provides for a strong governance and oversight structure. David Meuse has served as independent non-executive chairman since 2001 and R. H. Dillon has served as CEO since joining the firm in 2000. The Chairman approves Board agendas and schedules, chairs all executive sessions of the independent directors, acts as liaison between the independent directors and management, oversees the information distributed in advance of Board meetings, is available to the Secretary to discuss and, as necessary, respond to shareholder communications to the Board, and calls meetings of the independent directors.

Currently six of the seven members of the Board are independent under NASDAQ standards. If Mr. Laird is elected, the Board will have five independent directors. In addition, the Nominating and Governance Committee, the Audit Committee, and the Compensation Committee are all comprised entirely of independent directors. Overall, the Company believes that the Board structure is designed to foster critical oversight, good governance practices, and the interests of the Company and its shareholders.

Board’s Role in Risk Oversight

The Board’s role in the Company’s risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including client investment performance, operational, financial, legal and regulatory, and strategic risks. The Audit Committee is responsible for overseeing risks relating to the Company’s accounting matters, financial reporting and legal and regulatory compliance. To satisfy these oversight responsibilities, the Audit Committee meets regularly with management and Plante & Moran. The Compensation Committee is responsible for overseeing risks relating to employment policies and the Company’s compensation and benefits programs. To satisfy these oversight responsibilities, the Compensation Committee meets regularly with management to understand the implications of compensation decisions, particularly the risks that the Company’s compensation policies pose to the Company’s finances and its relationship with employees.

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Planning Group

During 2009 the Company formed the Planning Group, which is comprised of seven associates representing all functional areas of the organization. The Planning Group was formed to provide additional depth and expertise. The Planning Group collaborates and recommends action on various company initiatives and the overall direction of the firm. The Planning Group is comprised of the following individuals: Chris Bingaman — portfolio management, Chris Welch — portfolio management, Bill Zox — portfolio management, Rick Snowdon — investment research, Laurie Riebel — client management, James Bishop — business development, and Gary Young — business management. Ric Dillon and Jim Laird intend to continue as CEO and CFO, respectively, for the next five years. During that time it is likely that their duties will be shared among the members of the Planning Group. The Company believes that the Planning Group in conjunction with the CEO and CFO is an appropriate and effective organizational structure for Diamond Hill.

Director Orientation and Continuing Education and Development

When a new independent director joins the Board, the Company provides a formal orientation program for the purpose of providing the new director with an understanding of the operations and the financial condition of the Company. In addition, each director is expected to maintain the necessary level of expertise to perform his or her responsibilities as a director. To assist the directors in maintaining such level of expertise, the Company may, from time to time, offer continuing education programs in addition to briefings during Board meetings relating to the competitive and industry environment and the Company’s goals and strategies.

Director Qualifications and the Nominations Process

The Nominating and Governance Committee believes that the nominees presented in this proxy statement would constitute a Board with an appropriate level and diversity of experience, education, skills, and independence. The Nominating and Governance Committee routinely considers the current composition of the Board, and whether changes should be made or additional directors should be added to the Board.

The Nominating and Governance Committee supervises the nomination process for directors. It considers the performance, independence, diversity, and other characteristics of our incumbent directors, including their willingness to serve, and any change in their employment or other circumstances in considering their renomination each year. In considering diversity, the Nominating and Corporate Governance Committee considers diversity of background and experience as well as gender and other forms of diversity. The Company does not, however, have any formal policy regarding diversity in identifying nominees for a directorship, but rather it considers it among the various factors relevant to any particular nominee. In the event that a vacancy exists or it decides to increase the size of the Board, the Nominating and Corporate Governance Committee identifies, interviews and examines, and make recommendations to the Board regarding, appropriate candidates.

The Nominating and Governance Committee identifies potential candidates principally through suggestions from the Company’s directors and senior management. The CEO and Board members may also seek candidates through informal discussions with third parties. The Company has not historically retained search firms to help identify director candidates and did not do so in indentifying the nominees this year.

In evaluating potential candidates, the Nominating and Governance Committee considers, among other factors, independence from management, experience, expertise, commitment, diversity, number of other public company board and related committee seats held, potential conflicts of interest, and the composition of the Board at the time of the assessment. All candidates for nomination must:

•	demonstrate strong character and integrity;

•	have sufficient time to carry out their duties;

•	have experience at senior levels in areas of expertise helpful to the Company and consistent with the objective of having a diverse and well-rounded Board; and

•	have the willingness and commitment to assume the responsibilities required of a director of the Company.

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In addition, candidates expected to serve on the Audit Committee must meet independence and financial literacy qualifications imposed by NASDAQ and by the SEC and other applicable law. Candidates expected to serve on the Nominating and Governance Committee or the Compensation Committee must meet independence qualifications set out by NASDAQ, and members of the Compensation Committee may also be required to meet additional independence tests. The evaluation process of potential candidates also includes personal interviews, and discussions with appropriate references. Once the Nominating and Governance Committee has selected a candidate, it recommends the candidate to the full Board for election if a vacancy occurs or is created by an increase in the size of the Board during the course of the year, or for nomination if the director is to be first elected by shareholders. All directors serve for one-year terms and must stand for re-election annually.

The Board does not currently have any specific policies regarding the consideration of director candidates recommended by shareholders and will consider shareholder recommendations for directors using the process and criteria set forth above. The Nominating and Governance Committee will direct the Company’s director nomination process. Further, the Nominating and Governance Committee may, in its discretion, adopt policies in the future regarding the consideration of director candidates recommended by shareholders. Shareholder recommendations for Board candidates must be directed in writing to the Company at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215, Attention: Secretary, and must include the candidate’s name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and us within the last three years, and evidence of the recommending person’s ownership of our common shares.

Certain Relationships and Related Person Transactions

The Board recognizes that related person transactions present a heightened risk of conflicts of interest. The Company currently has no related person transactions reportable pursuant to Item 404(a) of SEC Regulation S-K, and has not had any such transactions in the recent past. As such, the Company does not believe it is necessary to have a written policy specifically dealing with related person transactions. The Audit Committee will review any potential related person transactions as they arise and are reported to the Board or the Audit Committee, regardless of whether the transactions are reportable pursuant to Item 404. No such transactions arose or were reviewed by the Audit Committee in 2010. For any related person transaction to be consummated or to continue, the Audit Committee must approve or ratify the transaction.

EXECUTIVE OFFICERS AND COMPENSATION INFORMATION

R. H. Dillon and James F. Laird are the Company’s only Named Executive Officers. Their experience is described above under the heading “PROPOSAL 1 — ELECTION OF DIRECTORS.” The Company has no executive officers other than our Named Executive Officers. Each Named Executive Officer devotes his full time and effort to the affairs of the Company.

Compensation Discussion and Analysis

Background

The Company is in the investment management industry. Human capital is the most important resource in this industry. A balancing of the economics between owners and employees is always important, especially in an industry that is not capital intensive. The Company is heavily dependent on talented individuals, which are the Company’s most important resource. Attracting and retaining people can be more difficult, given the high percentage of a firm’s value-proposition which is attributable to key people.

The balancing effort is particularly challenging because the Company was essentially a start-up in May 2000, but yet had the unusual legacy of being a publicly owned company, in contrast to the industry norm of partnership-like structures for investment management firms of a similar size. The Company has been able to attract and retain quality people due to:

•	An investment-centric culture,

•	Ownership in the business,

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•	Its central Ohio location, and

•	Nationally competitive compensation.

Compensation, which is a critical element in a business so dependent on talented employees, is often directly related to firm profitability levels. This requires a balancing of the economics of the business between increasing shareholder value and retaining and rewarding the employees who generate the profits and are dedicated to producing client investment results. Industry norms are helpful benchmarks for evaluating the balancing effort. Additionally, the Company attempts to enact a thoughtful alignment of incentives that may pertain more so to the Company than others in the industry, because of the ownership structure. As of February 28, 2011, on a fully diluted basis, employees and directors owned approximately 30% of the Company. In contrast, many competitor firms are owned entirely by their employees.

Compensation Program Objectives

The Company seeks to attract and retain people with integrity, intelligence and energy. All employees are paid a competitive base salary, provided with competitive benefits and participate in an annual cash and equity incentive compensation program. The amount of individual incentive awards is based on an assessment of individual performance, while the amount of the overall available incentive pool is based on (i) overall firm investment and operating performance, (ii) market compensation data and (iii) the profitability of the firm compared to other investment management firms.

In addition to their annual incentive compensation, upon commencing employment with the Company certain individuals were awarded options, warrants, restricted stock or a combination as an incentive to their continued employment. Generally these awards vest over five years to promote employee retention and long-term employee ownership. All options and warrants previously granted to these individuals have been fully exercised. The Company’s current practice for equity awards is to grant restricted stock that vests over five years. The Company also seeks to increase the ownership percentage of all employees because it feels that will encourage all employees to act and think like owners. While compensation amounts differ depending upon position, responsibilities, performance and competitive data, the Company seeks to reward all employees with similar compensation components based on these same objectives.

Rewards Based on Performance

The Company’s primary business objective is to meet its fiduciary duty to clients. Specifically, the focus is on long-term, five-year investment returns, with goals defined as rolling five-year periods in which client returns are sufficiently above relevant passive benchmarks, rank in the top quartile of similar investment strategies and absolute returns are sufficient for the risk associated with the asset class. As it relates to the Company’s investment professionals, the compensation program is designed to reward performance that supports these objectives. For those employees who are not a part of the Company’s investment team, the compensation program varies but is based on rewarding individual performance that helps the Company meet its fiduciary duty to clients. The Company’s second objective is to fulfill its fiduciary duty to shareholders by managing the firm and its assets to increase shareholder value over time. To support that objective, the Named Executive Officers are incented based on achieving operating profit margins that the Compensation Committee believes are fair and competitive.

Compensation Setting Process

Role of the Compensation Committee

The Compensation Committee of the Board (the “Committee”) has overall responsibility for evaluating and approving the structure, operation and effectiveness of the Company’s compensation plans, policies and programs for all employees. The Committee consists of Lawrence E. Baumgartner, Donald B. Shackelford, and Frances A. Skinner. Mr. Shackelford serves as Chairman. Each member of the Committee is an “outside director” for purposes

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of Section 162(m) of the Internal Revenue Code and a “non-employee director” for purposes of Section 16(b) of the Securities Exchange Act of 1934. The Committee is specifically charged with the following:

•	To review and approve the corporate goals and objectives relevant to the compensation of the CEO, to evaluate the CEO’s performance in light of these goals and objectives, and, based on this evaluation, make recommendations to the Board for the independent directors to approve the CEO’s compensation level (including any long-term incentive or other compensation under any incentive-based or equity-based compensation plan);

•	To review management’s recommendations and make recommendations to the Board with respect to director and other non-CEO executive officer compensation provided; however, that the Committee has full decision-making powers with respect to compensation intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code;

•	To retain compensation consultants as necessary to assist in its evaluation of director, CEO or other senior executive compensation programs or arrangements. The Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors;

•	To review management’s recommendations and make recommendations to the Board with respect to incentive-based compensation and equity-based compensation plans and programs that are subject to Board approval, and that may be applicable to all or any portion of the employees of the company and/or its subsidiaries; and

•	To exercise all power and authority of the Board in the administration of equity-based incentive compensation plans.

The Committee considers the sum of all pay elements when reviewing annual compensation recommendations for the Company’s Named Executive Officers. Although the framework for compensation decision-making is tied to the Company’s overall financial performance and the creation of long-term shareholder value, the Committee retains discretion to make recommendations to the Board for the independent directors to approve individual compensation based on other performance factors such as demonstrated management and leadership capabilities and the achievement of certain investment performance results and other strategic operating results.

Role of Management

The Company’s CEO evaluates the CFO as part of the annual review process and makes recommendations to the Committee regarding all elements of executive compensation paid to him. Changes in executive compensation proposed by the Company’s CEO are based on the individual executive’s performance, the compensation of individuals with comparable responsibilities in competing or similar organizations, and the profitability of the Company. At the Committee’s request, the Company’s CEO and CFO attend Committee meetings to provide compensation and other information to the Committee, including information regarding the design, implementation and administration of the Company’s compensation plans. The Committee also meets in executive sessions without the presence of any executive officer whose compensation the Committee is scheduled to discuss.

Use of Compensation Consultants and Surveys in Determining Executive Compensation

The Committee’s written charter provides the Committee the authority to retain an independent outside executive compensation consulting firm to assist in evaluating policies and practices regarding executive compensation and provide objective advice regarding the competitive landscape. However, historically the Committee has not engaged compensation consultants and did not do so in 2010.

Each year the Company obtains and summarizes an asset management industry pay analysis prepared by McLagan Partners, a compensation specialist focusing on the asset management industry. The companies in the McLagan Partners’ analysis include over 100 public and private asset management companies with which the Company competes. This analysis provides the Committee with a general overview of compensation trends in the asset management industry. The Committee does not define a specific peer group, but rather takes on a broad view of the analysis. The Committee does not set any compensation elements or levels based on targeting a certain

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percentile from the survey, but rather sets compensation that it believes to be competitive and based on the executive’s value to the Company. The survey is just one of many factors that the Committee considers when determining executive compensation. Management and the Committee believe this broad view of the analysis is appropriate because the Company competes with both public and private asset management firms regardless of their size and scope of operations.

Elements of Compensation

The compensation for the Company’s Named Executive Officers is comprised of the following elements:

•	Base salary;

•	Annual performance-based incentive awards;

•	Retirement plan benefits; and

•	Other benefits and perquisites made available to all Company employees.

Base Salary

Base salaries for the Company’s Named Executive Officers are intended to provide a fixed level of cash compensation that is appropriate given the executive’s role in the organization. Generally, base salaries are determined by 1) scope of responsibility and complexity of position, 2) performance history, 3) tenure of service, 4) internal equity within the Company’s salary structure, and 5) relative salaries of persons holding similar positions at companies within the investment management industry and are designed to reward knowledge and experience. In December 2009, the Compensation Committee made the determination not to increase the base salaries of the Named Executive Officers for fiscal year 2010. Consistent with the Company’s desire to have the majority of total compensation paid to Named Executive Officers at risk in the form of incentive compensation, only 15 percent of the total Named Executive Officers’ compensation in fiscal 2010 (as shown in the Summary Compensation table) was paid in the form of base salaries.

Annual Performance-based Incentive Awards

The Company’s annual performance-based compensation awards for the Named Executive Officers are designed to advance the interests of the Company and its shareholders by linking the compensation of the Named Executive Officers to Company performance and the achievement of financial goals in the current fiscal year. A substantial portion of the Named Executive Officers’ total compensation is in the form of annual performance-based compensation, and a substantial portion of that compensation is in the form of equity grants that are restricted from sale for a period of time.

The Company maintains two plans under which incentive awards are made. The 2006 Performance-Based Compensation Plan (the “2006 Plan”) is an incentive compensation plan designed to satisfy the requirements of Section 162(m) of the Internal Revenue Code. This plan was approved by the Company’s shareholders at its 2006 annual meeting. The cash portion of any award is governed by the 2006 Plan and the applicable award agreement with the participant under that plan. Additionally, the 2006 Plan provides that portions of incentive awards under the 2006 Plan may be paid in Company stock. Stock earned pursuant to incentive awards under the 2006 Plan is paid in the form of “stock grants” made under the Company’s 2005 Employee and Director Equity Incentive Plan (the “2005 Plan”), which is an equity compensation plan that was approved by the Company’s shareholders at its 2005 annual meeting.

The Company establishes an “annual incentive plan” each year in which it establishes a performance-based incentive pool (the “Bonus Pool”) for all eligible employees. This annual incentive plan comprises the framework and sets the specific goals under which awards will be made for that year under the 2006 Plan and the 2005 Plan. The Bonus Pool is calculated each year based on revenue multiplied by the target operating profit margin less operating expenses (excluding the expense related to such incentive awards). In setting the target operating profit margin, the Committee attempts to balance the economics of the business between increasing shareholder value and the retaining and rewarding the employees who generate the profits and are dedicated to producing client investment

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results. In doing so, the Committee reviews data on public and private asset management company profit margin trends, the expected growth of the Company, and staffing levels. The target operating profit margin, excluding the results of Beacon Hill Fund Services (the “adjusted profit margin”) for 2010 ranged from 30.3% at $45 million in revenues to 33.3% at $65 million in revenues. The results of Beacon Hill Fund Services were excluded from the target operating profit margin in 2008, 2009, and 2010 because it is a start-up subsidiary of the Company.

Annual performance-based incentive awards paid to the Named Executive Officers under the 2006 Plan are based upon the achievement of a specific performance target for the Company. The performance target is determined at the beginning of each performance period, taking into the consideration the performance target from the prior year, forecasted revenue, and the requirements of Section 162(m) of the Internal Revenue Code. Once it is determined that the performance target has been meet, the calculation of the individual awards under the plan are determined. The Committee is responsible for determining eligibility for participation in the 2006 Plan. The Committee is also responsible for determining the maximum award potential for each participant, the objective performance goal(s) against which performance will be measured, certifying whether the performance goals have been met, and, ultimately, the award to be paid to each participant upon goal achievement. The maximum award potential for each participant is generally set as a percentage of the Bonus Pool as explained above. Awards made under the 2006 Plan are capped at $5 million for each 2006 Plan participant on an annual basis.

Under the terms of Mr. Dillon’s employment agreement with the Company, if, without Mr. Dillon’s consent, the percentage assigned to Mr. Dillon of any Bonus Pool created by the Company for its employees is less than 20%, Mr. Dillon may resign and terminate his employment with the Company for good reason. In 2008, 2009, and 2010, in order to permit other employees to receive a larger bonus opportunity, Mr. Dillon consented to receiving less than 20% of the Bonus Pool.

In March 2010, the Committee established the following performance criteria for the year ended December 31, 2010, and the related potential award amounts that the Named Executive Officers would be eligible to earn upon achievement of that performance criterion:

•	If adjusted profit margin was at or above 32.2% then Mr. Dillon and Mr. Laird would be eligible to earn 20%and 5%, respectively, of the Bonus Pool;

•	If adjusted profit margin was between 16 and 32.2% then Mr. Dillon and Mr. Laird would be eligible to earn between 0% and 20% and 0% and 5%, respectively, of the Bonus Pool determined on a sliding scale with 0% as the floor if adjusted profit margin is 16% or less and 20% as the ceiling if adjusted profit margin is equal to 32.2%; and

•	If the adjusted profit margin was below 16%, then Mr. Dillon and Mr. Laird would not be eligible for any award.

A 32.2% adjusted profit margin, as detailed in the performance criteria above, would have resulted in an $18.1 million Bonus Pool. The Company actually recorded adjusted profit margin of 34.7% which resulted in a Bonus Pool of $16.1 million for the year ended December 31, 2010. Management provided the Board with a report related to the meeting of the pre-established performance target. Based upon that report, the Board certified that the pre-established performance target was met for the purpose of the plan and that the Named Executive Officers were eligible for the maximum potential award related to the achievement of the respective adjusted profit margin. The Committee then granted Mr. Dillon $2.4 million or 14.9% of the performance based incentive pool and granted Mr. Laird $700,000 or 4.3% of the performance based incentive pool. Of these total performance-based incentive awards, approximately 85% of Mr. Dillon’s award and 79% of Mr. Laird’s award were made in the form of restricted stock grants that were immediately vested but were restricted from sale. The remainder of the awards was made in cash. In determining the percentage of the awards that should be in cash versus equity the Committee considered management’s recommendation and the Company’s overall desire to continually increase employee ownership to further align employees and shareholders.

The Company has no formal policy to adjust prior incentive awards to reflect restatement or adjustment of financial results. The Company believes that, due to the nature of its business, material restatements or prior period adjustments to operating results are highly unlikely. Individual awards made under the annual incentive plan are based on the factors discussed above and may increase or decrease materially from year to year consistent with

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similar changes in the relevant factors such as profitability and individual performance. The Company gives no weight to the economic impact of prior awards in making awards for the current year.

Retirement Plan Benefits

The Company provides retirement benefits through the Diamond Hill Investment Group 401k Plan. The Named Executive Officers are entitled to participate in this plan on the same terms and conditions as all other employees. The plan does not involve any guaranteed minimum or above-market returns, as plan returns depend on actual investment results.

Other Benefits and Perquisites

The Company does not provide supplemental retirement plan benefits or non-qualified compensation plans to the Named Executive Officers. As a general rule, the Company does not provide any perquisites or other personal benefits to its Named Executive Officers that are not offered on an equal basis to all employees. The Company’s Named Executive Officers are entitled to participate in benefit programs that entitle them to medical, dental, short-term, and long-term disability insurance coverage that are available to all employees.

Post Employment Payments

Only the CEO has an employment contract which provides for payments upon termination of employment. The maximum payment that Mr. Dillon could receive in the event of his termination without cause is one year’s salary, one year’s incentive bonus (based on the prior year’s bonus) and a prorated incentive bonus for the year of termination. More information on the employment agreement with our CEO and termination payments thereunder is set forth under the heading “Employment Agreements and Change in Control Benefits.”

Stock Ownership Guidelines

In February 2010, the Board adopted a stock ownership guideline for our executive officers to further align executive’s interest with those of shareholders. This policy provides that our Named Executive Officers are expected to reach levels of ownership determined as a stated multiple of an executive’s base salary within five years after the adoption of the guidelines or, if later, within five years from the date when the executive assumed his or her position. The below table provides the target ownership level and actual shares owned as of December 31, 2010.

		Target	Target	Number of
		Ownership	Number of	Shares	Ownership
Name	Title	Level	Shares(a)	Owned	Guideline Met

R. H. Dillon	President and CEO	5x Salary	24,882	188,824	Yes
James F. Laird	Chief Financial Officer	3x Salary	8,294	68,296	Yes

(a)	Based on a per share price of $72.34, which was the closing price of our common shares on December 31, 2010, and the respective salaries of our Named Executive Officers as of that date.

Risks Related to Compensation Policies and Practices

As part of its oversight of the Company’s executive and non-executive compensation programs, the Compensation Committee considers how current compensation programs, including the incentives created by compensation awards, affect the Company’s risk profile. In addition, the Company reviews its compensation policies, particularly the incentives that they create, to determine whether they encourage an appropriate level of risk-taking and do not present a significant risk to the Company. The Compensation Committee also considered the following risk mitigating factors:

•	Current compensation programs reward portfolio managers and research analysts on trailing five year investment performance in client accounts;

•	A majority of incentive compensation is in the form of equity-based awards;

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•	Sale restriction periods for equity-based compensation awards encourage executives and other employees to focus on the long-term performance of the Company;

•	The Committee’s discretionary authority to adjust annual incentive awards, which helps mitigate business risks associated with such awards;

•	The Company’s internal control over financial reporting and other financial, operational and compliance policies and practices currently in place; and

•	Base salaries consistent with executives’ responsibilities so that they are not motivated to take excessive risks to achieve a reasonable level of financial security.

Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table for 2010

The following table sets forth the compensation paid to or earned by Mr. Dillon and Mr. Laird during 2010, 2009 and 2008. The Company has no other executive officers. Additional information on the elements of compensation included in the table below, including a discussion of the amounts of certain components of compensation in relation to others, is available under the heading “Compensation Discussion and Analysis” above.

				Non-Equity
Name and				Incentive Plan	All Other
Principal			Stock Awards	Compensation	Compensation
Position	Year	Salary	(1)	(2)	(3)	Total

R. H. Dillon	2010	$360,000	$2,050,000	$350,000	$34,200	$2,794,200
President and CEO	2009	$360,000	$1,500,000	$500,000	$34,200	$2,394,200
	2008	$360,000	$929,750	$1,150,250	$32,400	$2,472,400
James F. Laird	2010	$200,000	$550,000	$150,000	$26,400	$926,400
Secretary, Treasurer and Chief	2009	$200,000	$395,000	$170,000	$26,400	$791,400
Financial Officer	2008	$200,000	$350,000	$170,000	$26,400	$746,400

(1)	Represents the full grant date fair value computed by multiplying the total number of shares granted by the closing price of the shares on the grant date. These shares were awarded to Messrs. Dillon and Laird under the 2005 Plan as partial payment for amounts earned under our 2010, 2009 and 2008 annual incentive plans. All shares were fully vested on the grant date but were restricted from sale for a period of time. The below table shows the details of the specific number of shares granted for each annual incentive plan year:

	Incentive	Shares		Sale Restriction
Name	Plan Year	Granted	Grant Date	Period

R. H. Dillon	2010	4,054	February 24, 2011	One Year
	2010	23,645	February 24, 2011	Five Years
	2009	21,502	February 17, 2010	One Year
	2009	2,801	February 17, 2010	Five Years
	2008	25,000	February 23, 2009	One Year
James F. Laird	2010	4,054	February 24, 2011	One Year
	2010	3,378	February 24, 2011	Five Years
	2009	4,999	February 17, 2010	One Year
	2009	1,401	February 17, 2010	Five Years
	2008	9,411	February 23, 2009	One Year

(2)	Represents cash awards paid to Messrs. Dillon and Laird as partial payment for amounts earned under our 2010, 2009 and 2008 annual incentive plans. For more information on our annual incentive plan, please see the information above under the heading “Compensation Discussion and Analysis.”

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(3)	The following types of compensation are included in the all other compensation column:

		Contributions to	Contributions to Health
		Retirement Program	Savings Account
Name	Year	(a)	(a)	Total

R. H. Dillon	2010	$29,400	$4,800	$34,200
	2009	$29,400	$4,800	$34,200
	2008	$27,600	$4,800	$32,400
James F. Laird	2010	$24,000	$2,400	$26,400
	2009	$24,000	$2,400	$26,400
	2008	$24,000	$2,400	$26,400

(a)	Company contributions to Retirement Program and employee Health Savings Accounts are offered to all employees of the Company and its affiliates.

Grants of Plan Based Awards for 2010.  The following table sets forth information regarding annual incentive plan awards to each of the Named Executive Officers for the year ended December 31, 2010.

												All
												Other	All Other
												Stock	Option		Grant
												Awards:	Awards:	Exercise	Date Fair
		Estimated Possible Payouts					Estimated Possible Payouts					Number of	Number of	Or Base	Value of
		Under Non-Equity Incentive Plan					Under Equity Incentive					Shares of	Securities	Price of	Stock and
	Grant	Awards(2)					Plan Awards(2)					Stock or	Underlying	Option	Option
Name	Date(1)	Threshold		Target	Maximum		Threshold		Target	Maximum		Units	Options	Awards	Awards

Mr. Dillon	3/29/10	$1	(3)	—	$3,222,250	(3)	—		—	—		—	—	—	—
	3/29/10	—		—	—		$1	(4)	—	$3,222,250	(4)	—	—	—	—
Mr. Laird	3/29/10	$1	(3)	—	$805,563	(3)	—		—	—		—	—	—	—
	3/29/10	—		—	—		$1	(4)	—	$805,563	(4)	—	—	—	—

(1)	On March 29, 2010, the Company entered into participation agreements with Messrs. Dillon and Laird under the 2006 Performance-Based Compensation Plan. The performance period for these awards was the 2010 fiscal year. These awards were granted in accordance with Section 162(m) of the Internal Revenue Code so that amounts paid are deductible by the Company as performance-based compensation. The performance conditions applicable to these awards are discussed in the “Compensation Discussion and Analysis” above. Although amounts awarded under the 2006 Performance-Based Compensation Plan are denominated in dollars, once such amounts are earned, they are paid, at the discretion of the Compensation Committee, in both cash and in share awards made under the 2005 Plan.

(2)	Because the amount of the award ultimately earned is based on the satisfaction of performance criteria, partial satisfaction could result in a payment ranging from $1 to the maximum, depending on the extent to which the performance goals are met; provided, however, that the aggregate value of the cash and shares awarded may not exceed the specified maximum, which was $3,222,250 and $805,563 for Mr. Dillon and Mr. Laird, respectively, in fiscal 2010. The maximum is the largest amount that could have been earned for fiscal 2010 upon the satisfaction of all of the performance goals specified in the participation agreement. Because the amount of the award varies based upon the extent of satisfaction of the performance goals, there is no specified target amount. Both Mr. Dillon and Mr. Laird earned less than the maximum amount available under the annual incentive plan for 2010.

(3)	The cash portion of the award earned by Messrs. Dillon and Laird under the annual incentive plan for 2010 is identified in the “Summary Compensation Table” and in the above table in the “Non-Equity Incentive Plan Compensation” column.

(4)	The value of shares awarded under the annual incentive plan for 2010 is determined based on the closing price of the shares on the day of payment. The shares awarded to Messrs. Dillon and Laird were awarded under the 2005 Plan. The stock portion of the award earned by Messrs. Dillon and Laird under the annual incentive plan for 2010 is identified in the “Summary Compensation Table” in the “Stock Awards” column.

Outstanding Equity Awards at December 31, 2010.  Neither Mr. Dillon nor Mr. Laird had any outstanding equity awards at December 31, 2010.

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Option Exercises and Stock Vested for 2010.  Neither Mr. Dillon nor Mr. Laird exercised any options during 2010. The table below sets forth information regarding the vesting during 2010 of stock awards made to Mr. Dillon and Mr. Laird.

	Stock Awards(1)
	Number of Shares	Value Realized
Name	Acquired on Vesting	on Vesting(2)

Mr. Dillon	24,303	$1,500,000
Mr. Laird	6,400	$395,000

(1)	Reflects stock awards under the 2005 Plan to Messrs. Dillon and Laird as partial payment for amounts earned under the 2009 annual incentive plan. Although the amounts were earned for performance in 2009, the shares were not actually awarded until 2010. These awards were immediately vested on the date of grant, although they were restricted from sale for a period of one year or five years. For more information on these awards see the “Summary Compensation Table” and the “Grants of Plan-Based Awards Table” above.

(2)	The value realized is the number of shares vested, multiplied by the closing price of the shares on the grant date because they were immediately vested.

Pension Plans and Non-Qualified Deferred Compensation.  The Company does not maintain any pension plans or non-qualified deferred compensation programs for executives or employees.

Employment Agreements and Change In Control Benefits.  The Company currently has an employment agreement with Mr. Dillon. A description of the agreement is set forth below. The Company is not a party to any employment agreements with any other employees and is not obligated to provide change in control benefits to any employee other than Mr. Dillon.

Employment Agreement with Mr. Dillon.  In August 2006, the Company entered into an employment agreement with Mr. Dillon, the Company’s President and CEO. This agreement was amended in December 2008 to address newly implemented tax laws relating to deferred compensation, although no other changes were made. The agreement has a current expiration date of January 1, 2012, although it may be extended by mutual agreement with Mr. Dillon. The agreement provides for an annual salary of $360,000, which may be increased (but not reduced) by the Board annually, plus participation by Mr. Dillon in the annual incentive plan. Mr. Dillon also receives health insurance, six weeks paid vacation annually and participation in other benefit programs offered to employees. The agreement also restricts Mr. Dillon from competing with the Company during the term of the agreement and for one year following termination of his employment and provides that he will at all times maintain the confidentiality of Company information.

If the Company terminates Mr. Dillon’s employment without cause, he is entitled to the following payments, which are quantified to reflect the amounts he would have received had his employment been terminated at December 31, 2010:

1. his accrued and unpaid base salary and vacation and unreimbursed business expenses as of the date of termination ($0 at December 31, 2010);

2. payments, if any, under benefit plans and programs in effect at the time (the Company currently has no benefit plans that would result in payments upon termination);

3. a single lump sum payment equal to six months base salary at his annual salary rate in effect at the date of termination ($180,000 at December 31, 2010);

4. beginning in the seventh month after the date of termination, six monthly payments of his monthly base salary ($180,000 at December 31, 2010);

5. a pro rata portion of any amounts earned under the annual incentive plan for the year in which the termination occurs ($2,400,000 at December 31, 2010 because the year was complete); and

6. a lump sum payment equal to the amount, if any, he received under the annual incentive plan for the preceding year ($2,400,000).

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Mr. Dillon may terminate his employment for “good reason,” which generally includes reduction of his annual base salary, a reduction in his maximum potential payment under the annual incentive plan to less than 20% of the Bonus Pool without his consent, permanent or consistent assignment to him of duties inconsistent with his position and authority, no longer having him report directly to the Board or a breach by the Company of his employment agreement. If he terminates his employment for good reason, Mr. Dillon is entitled to all of the payments referenced above, except he will not receive a pro rata portion of amounts earned under the annual incentive plan for the year in which termination occurs.

If Mr. Dillon’s employment terminates due to his death or disability, upon the expiration of the employment agreement in accordance with its terms or the Company terminates Mr. Dillon for “cause,” he will be entitled to receive the payments set forth in numbers 1 and 2 above. In the event of his death or disability, he will also receive the payments described in number 5 above. Under the employment agreement, “cause” generally includes material violations of the Company’s employment policies, conviction of crime involving moral turpitude, violations of securities or investment adviser laws, causing the Company to violate a law which may result in penalties exceeding $250,000, materially breaching the employment agreement or fraud, willful misconduct or gross negligence in carrying out his duties.

Mr. Dillon will not receive any payments solely due to a change in control. However, if within 24 months after the occurrence of a change in control Mr. Dillon’s employment is terminated for any reason other than his disability or for cause, he will be entitled to the following payments from us or our successor:

•	his accrued and unpaid base salary and vacation and unreimbursed business expenses as of the date of termination ($0 at December 31, 2010);

•	payments, if any, under benefit plans and programs in effect at the time. The Company currently has no benefit plans that would result in payments upon termination;

•	a single lump sum payment equal to his annual base salary and incentive plan compensation payable to him for the most recently completed fiscal year ($2,400,000 at December 31, 2010); and

•	a single lump sum payment equal to 12 months of premium payments for coverage for Mr. Dillon and his family under our group health plan ($4,303 at December 31, 2010).

If any payments to Mr. Dillon in connection with a change in control would constitute excess parachute payments under applicable tax laws, the benefits Mr. Dillon will receive will be reduced to an amount equal to $1 less than the amount that would be an excess parachute payment.

Report of the Compensation Committee

The Board’s Compensation Committee has submitted the following report for inclusion in this Proxy Statement:

We have reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on such review and discussion, we recommended that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

Submitted by the Compensation Committee of the Board of Directors:

Donald B. Shackelford, Chairman
Lawrence E. Baumgartner
Frances A. Skinner

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PROPOSAL 2:
RATIFICATION OF THE APPOINTMENT OF PLANTE & MORAN PLLC AS OUR INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR 2011

The Audit Committee again retained Plante & Moran as the Company’s independent registered public accounting firm for the 2011 fiscal year at its February 2011 meeting, and is asking that our shareholders ratify this appointment. Plante & Moran has served as our independent registered public accounting firm since November 2005.

Representatives of Plante & Moran are expected to be present at the Annual Meeting to respond to appropriate questions from shareholders and to make such statements as they may desire.

The Board unanimously recommends that you vote FOR Proposal 2, the ratification of the appointment of Plante & Moran as our independent registered public accounting firm for 2011.  If Proposal 2 is not approved, the Audit Committee will reconsider the appointment of Plante & Moran as our independent registered public accounting firm for 2011.

Disclosure of Fees Charged by the Independent Registered Public Accounting Firm

The following table summarizes the fees charged by Plante & Moran for services rendered to the Company and its subsidiaries during 2009 and 2010.

	Year Ended	Year Ended
	12/31/2010	12/31/2009

Audit Fees(1)	$75,750	$65,100
Audit-Related Fees(2)	—	$300
Tax Fees(3)	$26,850	$36,875
All Other Fees(4)	$15,000	$4,500

Total Plante & Moran Fees	$117,600	$106,775

(1)	Audit fees include professional services rendered for the audit of annual financial statements, reviews of quarterly financial statements, issuance of consents, and assistance with review of other documents filed with the SEC.

(2)	Audit-related fees include services related to responding to SEC staff correspondence.

(3)	Tax fees include services related to tax compliance, tax advice and tax planning including the preparation of tax returns and assistance with tax audits.

(4)	Other fees include services related to assisting management with calculating the Company’s “earnings and profits” in order to determine the proper tax character of the special dividends paid.

Preapproval by Audit Committee

The Audit Committee pre-approves the audit and non-audit services provided by the independent registered public accounting firm to ensure that the provision of the services does not impair the firm’s independence. All services disclosed above were approved by the Audit Committee.

Report of the Audit Committee

The Audit Committee is comprised of three independent directors operating under a written charter adopted by the Board. Annually, the Audit Committee engages the Company’s independent registered public accounting firm. Plante & Moran served as the independent registered public accounting firm for the year ended December 31, 2010.

Management is responsible for preparation of the Company’s financial statements and for designing and maintaining the Company’s systems of internal controls and financial reporting processes. The Company’s independent registered public accounting firm is responsible for performing an audit of the Company’s consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board and issuing

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reports on the Company’s financial statements and the effectiveness of the Company’s internal controls over financial reporting. The Audit Committee’s responsibility is to provide independent, objective oversight of these processes.

Pursuant to this responsibility, the Audit Committee met with management and Plante & Moran throughout the year. The Audit Committee reviewed the audit plan and scope with Plante & Moran and discussed with them the matters required by Statement on Auditing Standards No. 114 (The Auditor’s Communication with Those Charged with Governance), as may be amended from time to time. The Audit Committee also met with Plante & Moran without management present to discuss the results of their audit work, their evaluation of the Company’s system of internal controls and the quality of the Company’s financial reporting.

The Committee also discussed with Plante & Moran its independence from management and the Company, and received its written disclosures pursuant to applicable requirements of the PCAOB regarding the independent accountant’s communication with the audit committee concerning independence.

Management has represented to the Audit Committee that the Company’s consolidated financial statements for the year ended December 31, 2010, were prepared in accordance with generally accepted accounting principles, and the Audit Committee reviewed and discussed the audited consolidated financial statements with management and Plante & Moran. Based on the Audit Committee’s discussions with management and Plante & Moran and review of Plante & Moran’s report to the Audit Committee, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC.

Submitted by the Audit Committee of the Board of Directors:

David P. Lauer, Chairman
Diane D. Reynolds
Frances A. Skinner

PROPOSAL 3:
APPROVAL OF THE COMPANY’S 2011 EQUITY AND CASH INCENTIVE PLAN

Summary of 2011 Incentive Plan

The following is a summary of the material terms of the 2011 Incentive Plan, which summary is qualified in its entirety by reference to the 2011 Incentive Plan, the complete text of which is attached to this proxy statement as Appendix A. We urge you to read the 2011 Incentive Plan.

Purpose.  The purpose of the Plan is to promote the Company’s long-term financial success and increase shareholder value by motivating performance through incentive compensation. The Plan also is intended to encourage participants to acquire ownership interests in the Company, attract and retain talented employees and directors and enable participants to participate in the Company’s long-term growth and financial success.

Effect on Other Plans.  The 2011 Incentive Plan will replace the Company’s existing equity-based incentive plan, the 2005 Plan, as well as the Company’s existing annual cash incentive plan, the 2006 Plan. As of March 8, 2011, under the 2005 Plan, zero shares were subject to outstanding stock options; a maximum of 164,332 shares may be paid out in respect of outstanding restricted stock and 288,450 shares remained available for new award grants. If the 2011 Incentive Plan is approved, future awards will be made under the 2011 Incentive Plan and no additional awards will be made under the 2005 Plan or the 2006 Plan.

Administration.  The Compensation Committee of the Board will administer the 2011 Incentive Plan and will have full power and authority to:

•	interpret the 2011 Incentive Plan and any award agreement issued thereunder;

•	establish, amend and rescind any rules and regulations relating to the Plan;

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•	select participants;

•	establish the terms and conditions of any award consistent with the terms and conditions of the 2011 Incentive Plan, including when the award may vest and, if applicable, exercised, the acceleration of any such dates, and the expiration of the award; and

•	make any other determinations that it deems necessary or desirable for the administration of the 2011 Incentive Plan.

To the extent permitted by law, the Compensation Committee may delegate any ministerial duties associated with the Plan; however, the Compensation Committee may not delegate duties that it is required to discharge to comply with Section 162(m) of the Code, its authority to grant awards to any participant who is subject to Section 16 of the Act, and its authority under any equity award granting policy of the Company that may be in effect from time to time.

Eligibility.  The Compensation Committee may select any employees of the Company and its affiliates and any non-employee directors to receive awards under the 2011 Incentive Plan. As of March 14, 2011, there were 6 non-employee directors of the Company and approximately 74 employees of the Company and its affiliates who are eligible to receive awards under the 2011 Incentive Plan.

Types of Awards

In General.  When an award is granted under the 2011 Incentive Plan, the Compensation Committee will establish the terms and conditions of that award. These terms and conditions will be contained in an award agreement.

Stock Options.  A stock option gives a participant the right to acquire a specified number of shares at an exercise price determined at the time of grant. Stock options may be granted as “incentive stock options” or “nonqualified stock options.” The exercise price of a stock option must be at least equal to the fair market value of a share (i.e., the closing price of the Company’s shares on NASDAQ) on the date stock option is granted. The exercise price of a stock option may be paid in any method approved by the Compensation Committee, including in cash, by tendering previously-acquired shares, by a cashless exercise, any combination of the foregoing or any other method approved by the Compensation Committee. The Compensation Committee will determine the term of the stock option (which may not exceed ten years), the vesting conditions and any other terms and conditions of the stock option, all of which will be stated in the award agreement. Incentive stock options may only be granted to employees and must comply with other requirements, including those contained in Section 422 of the Code.

Stock Appreciation Rights.  A stock appreciation right gives the participant a right to receive the difference between the fair market value of a share on the date of exercise over the exercise price of the stock appreciation right. The exercise price of any stock appreciation right will be at least equal to the fair market value of a share on the date the stock appreciation right is granted. The Compensation Committee will determine the term of the stock appreciation right (which may not exceed ten years), the vesting conditions and any other terms and conditions of the stock appreciation right, all of which will be stated in the related award agreement.

Restricted Stock.  Restricted stock consists of a number of shares granted to a participant subject to limitations on transferability and a risk of forfeiture if certain terms and conditions are not met. These restrictions may include time- or performance-based restrictions, as determined by the Compensation Committee and stated in the related award agreement. Unless otherwise provided in the award agreement, a participant who has been granted restricted stock will have the right to vote the restricted stock during the restriction period and receive dividends (which will be subject to the same limitations as the restricted stock).

Other Stock-Based Awards.  Other stock-based awards are awards valued in whole or in part by reference to, or otherwise based on, the fair market value of a share. Other stock-based awards may include unrestricted shares and stock units, which are notional shares that entitle the participant to receive the value of a share if certain terms and conditions are satisfied. These terms and conditions (if any) may include time- or performance-based terms and conditions, as determined by the Compensation Committee and stated in the related award agreement. Other stock-based awards may be granted with rights to receive dividends paid on the shares to which the award relates.

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Cash-Based Awards.  Cash awards represent the right to receive a cash payment if certain terms and conditions are satisfied. These terms and conditions may include time- or performance-based terms and conditions, as determined by the Compensation Committee and stated in the related award agreement.

Performance-Based Awards.  Awards granted under the 2011 Incentive Plan may be granted subject to satisfaction or attainment of performance criteria so that the award may constitute qualified performance-based compensation under Section 162(m) of the Code.

For employees, other than Covered Employees, the Compensation Committee may select any performance criteria is deems appropriate. For Covered Employees, the performance criteria are:

•	operating profit, including operating profit margins;

•	earnings per share;

•	net income;

•	investment performance of the Company’s investment strategies (collectively or a single strategy, individually);

•	operating income;

•	calculation of the Company’s intrinsic value;

•	return on equity;

•	return on sales; and

•	revenue.

Different performance criteria may be applied to individual participants or to groups of participants and may be based on the results achieved individually or collectively by the Company, any related entity or by any combination of our segments, products, divisions, or related entities. In addition, performance objectives may be measured on an absolute or cumulative basis or measured relative to selected peer companies or a market index.

The Compensation Committee may issue a performance-based award to any participant. However, a performance-based award granted to an employee whose compensation may be subject to limited deductibility under Section 162(m) of the Internal Revenue Code (a “Covered Employee”) is subject to the additional requirements discussed below. Generally, our Named Executive Officers are our only Covered Employees.

For performance-based awards granted to Covered Employee, the Compensation Committee will establish in writing the applicable performance criteria, performance period and formula for determining the amount or value of the performance-based award by no later than 90 days after the beginning of the applicable performance period (or, if earlier, after 25% of the applicable performance period has expired). After the end of each performance period, the Compensation Committee will certify in writing whether the performance goals and other material terms imposed on the Performance-Based Award have been satisfied. The Compensation Committee may exercise negative discretion and reduce (but not increase) the amount of a performance-based award to a Covered Employee.

Shares Available for Awards

Share Pool.  Subject to the adjustments discussed below, the aggregate number of shares available for the grant of awards under the 2011 Incentive Plan will be 600,000, which is approximately the same number of shares that would have become available for issuance during the remaining term of our existing equity-based incentive plan, the 2005 Plan. Shares issued under the 2011 Incentive Plan may consist of treasury shares, authorized but unissued shares, or shares purchased on the open market.

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Share Usage.  When an award is granted, the number of shares available for issuance under the 2011 Incentive Plan will be reduced by the number of shares subject to such award, although the following shares may be again available for issuance as awards:

•	shares covered by an award that expires or is forfeited, cancelled, surrendered or otherwise terminated without the issuance of shares;

•	shares covered by an award that is settled in cash or for less than the full number of shares subject to the award;

•	shares granted through the assumption of, or in substitution for, outstanding awards granted by a company to individuals who become participants in the 2011 Incentive Plan as the result of a merger, consolidation, acquisition or other corporate transaction involving such company and the Company or any of its affiliates;

•	shares from awards exercised for or settled in vested and nonforfeitable shares that are later returned to the Company pursuant to any compensation recoupment policy, provision or agreement; and

•	shares surrendered upon exercise of an award as payment of the applicable exercise price or withheld to satisfy any applicable taxes.

Adjustments.  In the event of any share dividend, share split, recapitalization, merger, reorganization, consolidation, combination, spin-off, distribution of assets to shareholders, exchange of shares or any other change affecting the shares, the Compensation Committee will make such substitutions and adjustments as it deems equitable and appropriate to the aggregate number of shares that it may issue under the 2011 Incentive Plan, any share-based limits imposed under the 2011 Incentive Plan and the exercise price, number of shares and other terms or limitations applicable to outstanding awards.

Share Price.  On March 8, 2011, the closing price of the Company’s shares on NASDAQ was $75.54.

Effect of Termination of Employment or Service

Death; Disability or Retirement.  Except as otherwise specified in the related award agreement, in the event of a participant’s death, disability or retirement (as such terms are defined in the 2011 Incentive Plan): (1) all exercisable awards may be exercised for the remainder of the term of such award (provided, however, that any incentive stock option that is not exercised within 12 months following the participant’s death, disability or retirement will be treated as a nonqualified stock option); (2) a pro rata portion of all unvested awards shall vest, as determined by the Committee in its sole discretion, based on the amount of time elapsed during the vesting period prior to the date of death, disability or retirement, or the attainment of the performance criteria over the portion of the performance period elapsed as of the date of death, disability or retirement; and (3) all awards that do not vest as described in (2), above, shall terminate and be forfeited as of the date of death, disability or retirement.

Termination for Cause.  Except as otherwise specified in the related award agreement, if a participant is terminated for Cause (as such term is defined in the 2011 Incentive Plan), all awards, whether or not vested and/or exercisable, shall terminate and be forfeited as of the date of termination.

Other Terminations.  Except as otherwise specified in the related award agreement, if a participant terminates for any other reason: (1) all exercisable awards may be exercised for the remainder of the term of such award (provided, however, that any incentive stock option that is not exercised within three months following the participant’s termination will be treated as a nonqualified stock option); and (2) all unvested awards shall terminate and be forfeited as of the date of termination.

Change in Control

Except as otherwise provided in the related award agreement, in the event of a change in control (as such term is defined in the 2011 Incentive Plan), all outstanding awards shall become immediately vested and exercisable, and the Compensation Committee may take such actions, if any, as it deems necessary or desirable with respect to any such awards, including, without limitation, (1) the payment of a cash amount in exchange for the cancellation of an

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award and/or (2) the issuance of substitute awards that substantially preserve the value, rights and benefits of any awards affected by the change in control.

Other Terms and Conditions

Transferability.  Except as otherwise provided in a related award agreement, a participant may not sell, transfer, pledge or assign an award, except by will or the laws of descent and distribution. In no event may it be transferred for value. During a participant’s lifetime, only the participant or his or her guardian or legal representative may exercise an award.

No Rights as a Shareholder.  Except as otherwise provided in the 2011 Incentive Plan or in a related award agreement, a participant will not have any rights as a shareholder with respect to shares covered by an award unless and until the participant becomes the record holder of such shares.

Repricing.  Except for adjustments due to recapitalization, etc. as discussed above, the 2011 Incentive Plan expressly prohibits the Board or Compensation Committee from amending the terms of an outstanding award to reduce the exercise price of an outstanding stock option or stock appreciation right or cancel an outstanding stock option or stock appreciation right in exchange for cash or other awards (including stock options or stock appreciation rights) having an exercise price less than the exercise price of the original stock option or stock appreciation right, without shareholder approval.

Effective Date and Term.  The 2011 Incentive Plan will become effective upon its approval by the shareholders and, unless earlier terminated, will continue until the tenth anniversary of the date of its approval by the shareholders (except that the Compensation Committee may not grant any incentive stock options after February 17, 2021, the tenth anniversary of the date the 2011 Incentive Plan was approved by the Board).

Amendment or Termination

The Board or Compensation Committee may amend or terminate the 2011 Incentive Plan at any time, except that no amendment or termination may be made without shareholder approval if the amendment materially increases the benefits accruing to participants, the amendment materially increases the aggregate number of shares authorized for grant under the 2011 Incentive Plan (except for adjustments due to recapitalization, etc. as discussed above), the amendment materially modifies the eligibility requirements for participation or shareholder approval is required by any law, regulation or stock exchange rule.

U.S. Federal Income Tax Consequences

The following is a brief summary of the general U.S. federal income tax consequences relating to participation in the 2011 Incentive Plan. This summary is based on U.S. federal tax laws and Treasury Regulations in effect on the date of this Proxy Statement and does not purport to be a complete description of the U.S. federal income tax laws. In addition, this summary does not constitute tax advice or describe federal employment, state, local or foreign tax consequences. Each participant should consult with his or her tax advisor concerning the U.S. federal income tax and other tax consequences of participating in the 2011 Incentive Plan.

Incentive Stock Options.  Incentive stock options are intended to qualify for special treatment available under Section 422 of the Code. A participant will not recognize taxable income when an incentive stock option is granted and the Company will not receive a deduction at that time. A participant will not recognize ordinary income upon the exercise of an incentive stock option provided that the participant was, without a break in service, an employee of the Company or an affiliate during the period beginning on the grant date of the incentives stock option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant’s employment is terminated due to Disability).

If the participant does not sell or otherwise dispose of the shares acquired upon the exercise of an incentive stock option within two years from the grant date of the incentive stock option or within one year after the participant receives the shares, then, upon disposition of such shares, any amount realized in excess of the exercise price will be taxed to the participant as a capital gain, and the Company will not be entitled to a corresponding

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deduction. The participant generally will recognize a capital loss to the extent that the amount realized is less than the exercise price.

If the foregoing holding period requirements are not met, the participant generally will recognize ordinary income at the time of the disposition of the shares in an amount equal to the lesser of (1) the excess of the fair market value of the shares on the date of exercise over the exercise price or (2) the excess, if any, of the amount realized upon disposition of the shares over the exercise price, and the Company will be entitled to a corresponding deduction. Any amount realized in excess of the value of the shares on the date of exercise will be capital gain. If the amount realized is less than the exercise price, the participant generally will recognize a capital loss equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

The rules that generally apply to incentive stock options do not apply when calculating any alternative minimum tax liability. The rules affecting the application of the alternative minimum tax are complex, and their effect depends on individual circumstances, including whether a participant has items of adjustment other than those derived from incentive stock options.

Nonqualified Stock Options.  A participant will not recognize any income when a nonqualified stock option is granted, and the Company will not receive a deduction at that time. However, when a nonqualified stock option is exercised, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the shares that the participant purchased on the date of exercise over the exercise price. If a participant uses shares or a combination of shares and cash to pay the exercise price of a nonqualified stock option, the participant will recognize ordinary income equal to the value of the excess of the number of shares that the participant purchases over the number of shares that the participant surrenders, less any cash the participant uses to pay the exercise price. When a nonqualified stock option is exercised, the Company will be entitled to a deduction equal to the ordinary income that the participant recognizes.

Stock Appreciation Rights.  A participant will not recognize taxable income when a stock appreciation right is granted, and the Company will not receive a deduction at that time. When a stock appreciation right is exercised, a participant will recognize ordinary income equal to the excess of the cash and/or the fair market value of the shares the participant receives over the aggregate exercise price of the stock appreciation right, if any, and the Company will be entitled to a corresponding deduction.

Restricted Stock.  Unless a participant makes an election under Section 83(b) of the Code (a “Section 83(b) Election”), the participant generally will not recognize taxable income when restricted stock is granted, and the Company will not receive a deduction at that time. Instead, a participant will recognize ordinary income when the restricted stock vests (i.e., when the underlying shares are either freely transferable or not subject to a substantial risk of forfeiture) equal to the fair market value of the shares that the participant receives when the terms, conditions and restrictions have been met, less any consideration paid for the restricted stock, and the Company generally will be entitled to a deduction equal to the income that the participant recognizes.

If a participant makes a Section 83(b) Election, the participant will recognize ordinary income on the grant date equal to the fair market value of the shares subject to the restricted stock award on the grant date, and the Company will be entitled to a deduction equal to the income that the participant recognizes at that time. The participant will not recognize income when (and if) the restricted stock vests.

Other Stock-Based Awards.  Generally, a participant will not recognize taxable income when an other stock-based award is granted, and the Company will not receive a deduction at that time. However, upon the settlement of an other stock-based award, the participant will recognize ordinary income equal to the cash and/or fair market value of the shares that the participant receives, less the aggregate exercise price of the other stock-based award, if any. We generally will be entitled to a deduction equal to the income that the participant recognizes.

Cash Awards.  A participant will not recognize ordinary income at the time a cash award is granted, and the Company will not be entitled to a deduction at that time. In general, a participant will recognize ordinary income when the cash award is settled equal to the amount of the cash received, and the Company will be entitled to a corresponding deduction.

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Miscellaneous Tax Consequences

Section 162(m) of the Code.  Awards granted under the 2011 Incentive Plan may constitute qualified performance-based compensation under Section 162(m) of the Code to preserve certain federal income tax deductions by the Company for Covered Employees. To so qualify, awards must be granted under the 2011 Incentive Plan by a committee consisting solely of two or more “outside directors” (as defined under applicable tax regulations) and satisfy the 2011 Plan’s limit on the total number of shares that may be awarded to any single participant during any fiscal year. In addition, for awards other than stock options and stock appreciation rights to constitute qualified performance-based compensation, the granting, vesting, exercisability or settlement of the award, as the case may be, must be contingent upon satisfying one or more of the performance criteria described above, as established and certified by a committee consisting solely of two or more “outside directors.” The Compensation Committee meets the composition requirements of Section 162(m) of the Internal Revenue Code.

Sections 280G and 4999 of the Code.  Sections 280G and 4999 of the Code impose penalties on “excess parachute payments.” An excess parachute payment occurs when payments are made to a “disqualified individual” (as defined under Section 280G of the Code) in connection with a change in control in an amount equal to or greater than three times the disqualified individual’s taxable compensation averaged over the five calendar years ending before the change in control (or over the entire period of employment if the participant has been employed less than five calendar years). This average is called the “base amount.” The excess parachute payment is the amount by which the payments exceed the participant’s base amount.

Excess parachute payments subject to the disqualified individual to a 20% excise tax. This tax is in addition to other federal, state and local income, wage and employment taxes. The Company may not deduct the amount of any excess parachute payment, and the $1,000,000 limit on deductible compensation under Section 162(m) of the Code is reduced by the amount of the excess parachute payment. Generally, any payments under the 2011 Incentive Plan that may be subject to the loss of deduction or excise tax imposed by Sections 280G or 4999 of the Code are reduced to the maximum amount that can be paid without resulting in a loss of deduction or the imposition of an excise tax.

Section 409A of the Code.  In 2004, the Internal Revenue Code was amended to add Section 409A, which creates new rules for amounts deferred under nonqualified deferred compensation plans. Section 409A includes a broad definition of nonqualified deferred compensation plans which may extend to various types of awards granted under the 2010 Plan. The proceeds of any award that is subject to Section 409A are subject to a 20% excise tax if those proceeds are distributed before the recipient separates from service with us or before the occurrence of other specified events, such as death, disability or a change in control, all as defined in Section 409A. The 2010 Plan has been drafted to comply with Section 409A of the Code. The 2011 Incentive Plan is intended to comply with the requirements of Section 409A of the Code and the Compensation Committee intends to administer the 2011 Incentive Plan to minimize the impact of Section 409A of the Code.

New Plan Benefits

The following table sets forth the information regarding the only grant of restricted stock that has been authorized by the Compensation Committee under the 2011 Incentive Plan to date. The grant to Mr. Dillon is subject to shareholder approval of the 2011 Incentive Plan and the filing of a Registration Statement on Form S-8 with the SEC. No other benefits or amounts have been granted, awarded or received under the 2011 Incentive Plan. Because

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awards under the 2011 Incentive Plan are discretionary, except for Mr. Dillon’s grant, no other awards are determinable at this time.

NEW PLAN BENEFITS
2011 Equity and Cash Incentive Plan

			Number of
			Shares of
Name and Title	Dollar Value ($)		Restricted Stock

R. H. Dillon CEO and President	—	(1)	100,000 (2)
James F. Laird Chief Financial Officer	-0-		-0-
Executive Group	—	(1)	100,000 (2)
Non-Executive Officer Employee Group	-0-		-0-

(1)	The fair value of the restricted stock award is not calculable until the date of grant.

(2)	It is anticipated that the restricted stock will vest on January 1, 2016 if Mr. Dillon is employed by the Company on such date and if the cumulative operating profit of the Company for the period of January 1, 2011 through December 31, 2015 is in excess of $75,000,000. It is anticipated that, in the event the cumulative operating profit is less than $75,000,000, the grant will vest on a pro rata basis.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL AND ADOPTION OF THE 2011 INCENTIVE PLAN.

PROPOSAL 4:
ADVISORY VOTE ON THE COMPENSATION
OF THE COMPANY’S EXECUTIVE OFFICERS

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that we provide our shareholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of our Company’s executive officers as disclosed in this Proxy Statement in accordance with the SEC’s rules.

As described in detail in the section entitled, “EXECUTIVE OFFICERS AND COMPENSATION INFORMATION”, we believe that executive compensation should be linked with the Company’s performance and significantly aligned with the interests of the Company’s shareholders. In addition, our executive compensation is designed to allow the Company to retain and recognize the contributions of employees who play a significant role in the Company’s current and future success. We urge you to read the Compensation Discussion and Analysis, the 2010 Summary Compensation Table and the other related tables and disclosure for a detailed description of the fiscal year 2010 compensation of our executive officers.

The vote on this resolution is not intended to address any specific element of compensation; rather, the advisory vote relates to the overall compensation of our executive officers. This vote is advisory and therefore not binding on the Company. However, the Board and the Compensation Committee will review the voting results and will take into account the outcome of the vote when determining future compensation for the Company’s executive officers.

Accordingly, we ask our shareholders to vote on the following resolution:

“RESOLVED, that the Company’s shareholders approve, on an advisory basis, the compensation of the executive officers, as disclosed in the Company’s Proxy Statement for the 2011 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2010 Summary Compensation Table and the other related tables and disclosure.”

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THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE COMPENSATION OF OUR EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.

PROPOSAL 5:
ADVISORY VOTE ON THE FREQUENCY WITH WHICH TO HOLD AN ADVISORY VOTE
ON THE COMPENSATION OF THE COMPANY’S EXECUTIVE OFFICERS

The Dodd-Frank Wall Street Reform and Consumer Protection Act also provides that shareholders must be given the opportunity to indicate their preference, on a non-binding, advisory basis, at least once every six years, as to how frequently the Company should seek an advisory vote on executive compensation. By voting on this Proposal No. 5, you may indicate whether you would prefer that the Company seek future executive compensation advisory votes once every one, two or three years. You may also, if you wish, abstain from casting a vote on this proposal.

The Board has determined that an annual advisory vote on executive compensation is currently the most appropriate alternative for the Company. Therefore our Board recommends that you vote for an annual advisory vote on executive compensation. In determining to recommend that the shareholders select a frequency of once a year, the Board considered that compensation decisions are currently made on an annual basis and therefore an annual “say-on-pay” voting aligns shareholder feedback with management decision making.

Shareholders may vote on their preferred voting frequency by selecting the option of One Year, Two Years, Three Years or Abstain on the proxy card when voting on this Proposal No. 5. Please note that when casting a vote on this proposal, you will not be voting to approve or disapprove the Board’s recommendation.

The option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the shareholder-approved frequency selection for the advisory vote on executive compensation. However, because this vote is advisory and not binding on the Board or the Company, the Board may decide that it is in the best interests of our shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option receiving the most votes cast by our shareholders.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” AN ANNUAL ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY’S EXECUTIVE OFFICERS.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Given the Company’s relatively small size, the relatively small number of record shareholders, and the Board’s consistent practice of being open to receiving direct communications from shareholders, the Board believes that it is not necessary to implement, and the Company does not have, a formal process for shareholders to send communications to the Board. The Company’s practice is to forward any communication addressed to the full Board to the Chairman, to a group of directors to a member of the group, or to an individual director, to that person.

SHAREHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

Shareholders are entitled to submit proposals on matters appropriate for shareholder action consistent with SEC rules and our Code of Regulations. Should a shareholder wish to have a proposal appear in the Proxy Statement for next year’s annual meeting, under applicable SEC rules, the proposal must be received by the Company’s Secretary on or before November 11, 2011, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at next year’s annual meeting but does not intend to seek the inclusion of such proposal in our Proxy Statement, such proposal must be received by the Company prior to January 25, 2012, or management proxies will be entitled to use discretionary voting authority should such proposal be raised without any discussion of the matter in the Proxy Statement. The Company’s address is 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

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SHAREHOLDERS SHARING THE SAME ADDRESS

The SEC has implemented rules regarding the delivery of proxy materials (i.e., annual reports, proxy statements, proxy statements combined with a prospectus or any information statements provided to shareholders) to households. This method of delivery, often referred to as “householding,” would generally permit the Company to send a single annual report and a single proxy statement to any household at which two or more different shareholders reside if the Company believes such shareholders share the same address, unless the shareholder(s) have opted out of the householding process. Each shareholder would continue to receive a separate notice of any meeting of shareholders and proxy card. The householding procedure reduces the volume of duplicate information you receive and reduces expenses. The Company has instituted householding. If (i) you wish to receive separate annual reports or proxy statements, either this year or in the future, or (ii) members of your household receive multiple copies of the annual report and proxy statement and you wish to request householding, you may contact the Company’s transfer agent, Continental Stock Transfer & Trust Company at 17 Battery Place, New York, New York 10004, or write to Mr. James Laird at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

In addition, many brokerage firms and other holders of record have instituted householding. If your family has one or more “street name” accounts under which our shares are beneficially owned, you may have received householding information from your broker, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this Proxy Statement or Annual Report on Form 10-K or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding. These options are available to you at any time.

OTHER BUSINESS

The Board knows of no other business to be acted upon at the Annual Meeting. However, if any other business properly comes before the Annual Meeting, it is the intention of the persons named in the enclosed Proxy to vote on such matters in accordance with their best judgment.

The prompt completion, execution, and delivery of your proxy card or your submission of voting instructions electronically over the Internet or by telephone will be appreciated. Whether or not you expect to attend the Annual Meeting, please complete and sign the Proxy and return it in the enclosed envelope, or vote your proxy electronically via the Internet or telephonically.

By Order of the Board of Directors

James F. Laird
Secretary

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Appendix A

DIAMOND HILL INVESTMENT GROUP, INC.
2011 EQUITY AND CASH INCENTIVE PLAN

The purpose of the Plan is to promote the Company’s long-term financial success and increase shareholder value by motivating performance through incentive compensation. The Plan also is intended to encourage Participants to acquire ownership interests in the Company, attract and retain talented employees and directors and enable Participants to participate in the Company’s long-term growth and financial success.

ARTICLE I
DEFINITIONS

When used in the Plan, the following capitalized words, terms and phrases shall have the meanings set forth in this Article I. For purposes of the Plan, the form of any word, term or phrase shall include any and all of its other forms.

1.1 “Act” shall mean the Securities Exchange Act of 1934, as amended from time to time, or any successor thereto.

1.2 “Affiliate” shall mean any entity with whom the Company would be considered a single employer under Section 414(b) or (c) of the Code, but modified as permitted under any Code section relevant to the purpose for which the definition is applied.

1.3 “Award” shall mean any Nonqualified Stock Option, Incentive Stock Option, Stock Appreciation Right, Restricted Stock, Other Stock-Based Award or Cash-Based Award granted pursuant to the Plan.

1.4 “Award Agreement” shall mean any written or electronic agreement between the Company and a Participant that describes the terms and conditions of an Award. If there is a conflict between the terms of the Plan and the terms of an Award Agreement, the terms of the Plan shall govern.

1.5 “Board” shall mean the Board of Directors of the Company.

1.6 “Cash-Based Award” shall mean a cash Award granted pursuant to Article IX of the Plan.

1.7 “Cause” shall mean, unless otherwise provided in the related Award Agreement or in any employment agreement between the Participant and the Company or any Affiliate or in any other agreement between the Participant and the Company or any Affiliate, a Participant’s: (a) willful and continued failure to substantially perform the Participant’s assigned duties; (b) gross misconduct; (c) breach of any term of any agreement with the Company or any Affiliate, including the Plan and any Award Agreement; (d) conviction of (or plea of no contest or nolo contendere to) (i) a felony or a misdemeanor that originally was charged as a felony but which was subsequently reduced to a misdemeanor through negotiation with the charging entity or (ii) a crime other than a felony, which involves a breach of trust or fiduciary duty owed to the Company, any Affiliate or any client of the Company or any Affiliate; or (e) violation of the Company’s code of conduct, Code of Ethics, Insider Trading Policy or any other policy of the Company or any Affiliate that applies to the Participant. Notwithstanding the foregoing, Cause will not arise solely because the Participant is absent from active employment during periods of vacation, consistent with the Company’s applicable vacation policy, or other period of absence approved by the Company.

1.8 “Change in Control” shall mean, unless otherwise provided in any employment agreement between the Participant and the Company or any Affiliate or in any other agreement between the Participant and the Company or any Affiliate, the occurrence of any of the following:

(i) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company’s then outstanding voting securities;

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors; or

(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

Notwithstanding the foregoing, with respect to the payment, exercise or settlement of any Award that is subject to Section 409A of the Code (and for which no exception applies), a Change in Control must also constitute a “change in control event” within the meaning of Section 409A of the Code.

1.9 “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto. Where appropriate, a reference to the Code shall also include the applicable Treasury Regulations and other official guidance promulgated thereunder.

1.10 “Committee” shall mean the Compensation Committee of the Board, which will be comprised of at least two directors, each of whom is an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee” director within the meaning of Rule 16b-3 under the Act, and an “independent director” under the rules of the exchange on which the Shares are listed.

1.11 “Company” shall mean Diamond Hill Investment Group, Inc., an Ohio corporation, and any successor thereto.

1.12 “Covered Employee” shall mean a “covered employee” within the meaning of Section 162(m) of the Code.

1.13 “Director” shall mean a person who is a member of the Board, excluding any member who is an Employee.

1.14 “Disability” shall mean, with respect to:

(a) An Incentive Stock Option, “disability” as defined in Section 22(e)(3) of the Code;

(b) The payment, exercise or settlement of any Award that is (or becomes) subject to Section 409A of the Code (and for which no exception applies): (i) the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; (ii) the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering Employees of the Participant’s employer; or (iii) the Participant is determined to be totally disabled by the Social Security Administration; and

(c) A Participant’s right to exercise or receive settlement of any Award or with respect to the payment, exercise or settlement of any Award not described in subsection (a) or (b) of this definition, a Participant’s inability (established by an independent physician selected by the Committee) due to illness, accident or otherwise to perform his or her duties, which is expected to be permanent or for an indefinite duration longer than 12 months.

1.15 “Employee” shall mean any person who is a common law employee of the Company or any Affiliate. A person who is classified as other than a common law employee but who is subsequently reclassified as a common law employee of the Company or any Affiliate for any reason and on any basis shall be treated as a common law employee only from the date that reclassification occurs and shall not retroactively be reclassified as an Employee for any purpose under the Plan.

1.16 “Fair Market Value” shall mean the value of one Share on any relevant date, determined under the following rules:

(a) If the Shares are traded on an exchange, the reported “closing price” on the relevant date if it is a trading day, otherwise on the next trading day;

(b) If the Shares are traded over-the-counter with no reported closing price, the mean between the lowest bid and the highest asked prices on that quotation system on the relevant date if it is a trading day, and if the relevant date is not a trading day, then on the next trading day; or

(c) If neither (a) nor (b) applies, (i) with respect to Options, Stock Appreciation Rights and any Award that is subject to Section 409A of the Code, the value as determined by the Committee through the reasonable application of a reasonable valuation method, taking into account all information material to the value of the Company, within the meaning of Section 409A of the Code, and (ii) with respect to all other Awards, the fair market value as determined by the Committee in good faith.

1.17 “Incentive Stock Option” shall mean an Option that is intended to meet the requirements of Section 422 of the Code.

1.18 “Nonqualified Stock Option” shall mean an Option that is not intended to be an Incentive Stock Option.

1.19 “Option” shall mean an option to purchase Shares which is granted pursuant to Article V of the Plan. An Option may be either an Incentive Stock Option or a Nonqualified Stock Option.

1.20 “Other Stock-Based Award” shall mean an Award granted pursuant to Article VIII of the Plan.

1.21 “Participant” shall mean an Employee or Director who is granted an Award under the Plan.

1.22 “Performance-Based Award” shall mean an Award described in Article X of the Plan.

1.23 “Performance Criteria” shall mean: (a) with respect to a Participant who is or is likely to be a Covered Employee, the performance criteria described in Section 10.2(a) of the Plan; and (b) with respect to any other Participant, any performance criteria determined by the Committee in its sole discretion.

1.24 “Plan” shall mean the Diamond Hill Investment Group, Inc. 2011 Equity and Cash Incentive Plan, as set forth herein and as may be amended from time to time.

1.25 “Preexisting Plan” shall mean the Diamond Hill Investment Group, Inc. Amended and Restated 2005 Employee and Director Equity Incentive Plan. Upon approval by the Plan by the Company’s shareholders, no further awards will be issued under the Preexisting Plan, although the Preexisting Plan will remain in effect after the Company’s shareholders approve the Plan for purposes of determining any grantee’s right to awards issued under the Preexisting Plan before that date.

1.26 “Restricted Stock” shall mean an Award granted pursuant to Article VII of the Plan under which a Participant is issued Shares which are subject to specified restrictions on vesting and transferability.

1.27 “Retirement” shall mean, unless otherwise provided in the related Award Agreement or in any employment agreement between the Participant and the Company or any Affiliate or in any other agreement between the Participant and the Company or any Affiliate, a Participant’s voluntary termination of employment or that is determined to constitute a “retirement” by the Board.

1.28 “Shares” shall mean the common shares, without par value, of the Company or any security of the Company issued in satisfaction, exchange or in place of these shares.

1.29 “Stock Appreciation Right” shall mean an Award granted pursuant to Article VI of the Plan.

1.30 “Subsidiary” shall mean with respect to an Incentive Stock Option, a “subsidiary corporation” as defined under Section 424(f) of the Code.

ARTICLE II
SHARES SUBJECT TO THE PLAN

2.1 Number of Shares Available for Awards.  Subject to this Article II, the aggregate number of Shares with respect to which Awards may be granted under the Plan shall be 600,000, all of which may be granted with respect to Incentive Stock Options. The Shares may consist, in whole or in part, of treasury Shares, authorized but unissued Shares not reserved for any other purpose or Shares purchased by the Company or an independent agent in either a private transaction or in the open market. Subject to this Article II, upon the grant of an Award, the number of Shares available for issuance under the Plan shall be reduced by an amount equal to the number of Shares subject to such Award, and any Shares underlying such an Award that become available for future grant under the Plan pursuant to Section 2.2 shall be added back to the Plan in an amount equal to the number of Shares subject to such an Award that become available for future grant under the Plan pursuant to Section 2.2.

2.2 Share Usage.  In addition to the number of Shares provided for in Section 2.1, the following Shares shall be available for Awards under the Plan: (a) Shares covered by an Award that expires or is forfeited, canceled, surrendered or otherwise terminated without the issuance of such Shares; (b) Shares covered by an Award that is settled only in cash or for less than the full number of Shares subject to the Award; (c) Shares granted through the assumption of, or in substitution for, outstanding awards granted by a company to individuals who become Employees or Directors as the result of a merger, consolidation, acquisition or other corporate transaction involving such company and the Company or any of its Affiliates; (d) any Shares from awards exercised for or settled in vested and nonforfeitable Shares that are later returned to the Company pursuant to any compensation recoupment policy, provision or agreement; and (e) any Shares surrendered upon exercise of an Award as payment of the applicable exercise price or withheld to satisfy any applicable taxes.

2.3 Fiscal Year Limits.  Subject to Section 2.4 and unless and until the Committee determines that an Award to a Covered Employee shall not be designated as “qualified performance-based compensation” under Section 162(m) of the Code, during any fiscal year of the Company, the Committee may not grant to any Participant: (a) Options covering more than 100,000 Shares; (b) Stock Appreciation Rights covering more than 100,000 Shares; (c) more than 100,000 Shares of Restricted Stock; (d) Other Stock-Based Awards covering more than 100,000 Shares; (e) Cash-Based Awards with a value in excess of $5,000,000; (f) Performance-Based Awards that are to be settled in Shares covering more than 100,000 Shares; and (g) Performance-Based Awards that are to be settled in cash in excess of $5,000,000.

2.4 Adjustments.  In the event of any Share dividend, Share split, recapitalization (including payment of an extraordinary dividend), merger, reorganization, consolidation, combination, spin-off, distribution of assets to shareholders, exchange of Shares or any other change affecting the Shares, the Committee shall make such substitutions and adjustments, if any, as it deems equitable and appropriate to: (a) the aggregate number of Shares that may be issued under the Plan; (b) any Share-based limits imposed under the Plan; and (c) the exercise price, number of Shares and other terms or limitations applicable to outstanding Awards. Notwithstanding the foregoing, an adjustment pursuant to this Section 2.4 shall be made only to the extent such adjustment complies, to the extent applicable, with Section 409A of the Code.

ARTICLE III
ADMINISTRATION

3.1 In General.  The Plan shall be administered by the Committee. The Committee shall have full power and authority to: (a) interpret the Plan and any Award Agreement; (b) establish, amend and rescind any rules and regulations relating to the Plan; (c) select Participants; (d) establish the terms and conditions of any Award consistent with the terms and conditions of the Plan, including when the Award may vest and, if applicable, be exercised, the acceleration of any such dates and the expiration of the Award; and (e) make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award Agreement in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan shall be made in the Committee’s sole and absolute discretion and shall be final, conclusive and binding on all persons.

3.2 Delegation of Duties.  In its sole discretion, the Committee may delegate any ministerial duties associated with the Plan to any person (including Employees) it deems appropriate; provided, however, that the Committee may not delegate (a) any duties that it is required to discharge to comply with Section 162(m) of the Code or any other applicable law; (b) its authority to grant Awards to any Participant who is subject to Section 16 of the Act; and (c) its authority under any equity award granting policy of the Company that may be in effect from time to time.

ARTICLE IV
ELIGIBILITY

Any Employee or Director selected by the Committee shall be eligible to be a Participant in the Plan; provided, however, that Incentive Stock Options shall only be granted to Employees who are employed by the Company or a Subsidiary.

ARTICLE V
OPTIONS

5.1 Grant of Options.  Subject to the terms and conditions of the Plan, Options may be granted to Participants in such number, and upon such terms and conditions, as shall be determined by the Committee in its sole discretion.

5.2 Award Agreement.  Each Option shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the Option, the number of Shares covered by the Option, the conditions upon which the Option shall become vested and exercisable and such other terms and conditions as the Committee shall determine and which are not inconsistent with the terms and conditions of the Plan. The Award Agreement also shall specify whether the Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option.

5.3 Exercise Price.  The exercise price per Share of an Option shall be determined by the Committee at the time the Option is granted; provided, however, that in no event shall the exercise price per Share of any Option be less than 100% of the Fair Market Value of a Share on the date of grant.

5.4 Term.  The term of an Option shall be determined by the Committee; provided, however, that in no event shall the term of any Option exceed ten years from its date of grant.

5.5 Exercisability.  Options shall become exercisable at such times and upon such terms and conditions as shall be determined by the Committee. Such terms and conditions may include, without limitation, the satisfaction of (a) performance goals based on one or more Performance Criteria; and (b) time-based vesting requirements.

5.6 Exercise of Options.  Except as otherwise provided in the Plan or in a related Award Agreement, an Option may be exercised for all or any portion of the Shares for which it is then exercisable. An Option shall be exercised by the delivery of a notice of exercise to the Company or its designee in a form specified by the Committee which sets forth the number of Shares with respect to which the Option is to be exercised and full payment of the exercise price for such Shares. The exercise price of an Option may be paid: (a) in cash or its equivalent; (b) by tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the aggregate exercise price; provided that such Shares had been held for at least six months or such other period required to obtain favorable accounting treatment and to comply with the requirements of Section 16 of the Act; (c) by a cashless exercise (including by withholding Shares deliverable upon exercise and through a broker-assisted arrangement to the extent permitted by applicable law); (d) by a combination of the methods described in clauses (a), (b) and/or (c); or (e) though any other method approved by the Committee in its sole discretion. As soon as practicable after receipt of the notification of exercise and full payment of the exercise price, the Company shall cause the appropriate number of Shares to be issued to the Participant.

5.7 Special Rules Applicable to Incentive Stock Options.  Notwithstanding any other provision in the Plan to the contrary:

(a) The terms and conditions of Incentive Stock Options shall be subject to and comply with the requirements of Section 422 of the Code.

(b) The aggregate Fair Market Value of the Shares (determined as of the date of grant) with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Subsidiaries) may not be greater than $100,000 (or such other amount specified in Section 422 of the Code), as calculated under Section 422 of the Code.

(c) No Incentive Stock Option shall be granted to any Participant who, at the time the Incentive Stock Option is granted, owns shares possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any Subsidiary, unless (i) the exercise price of such Incentive Stock Option is at least 110% of the Fair Market Value of a Share on the date the Incentive Stock Option is granted and (ii) the date on which such Incentive Stock Option will expire is not later than five years from the date the Incentive Stock Option is granted.

ARTICLE VI
STOCK APPRECIATION RIGHTS

6.1 Grant of Stock Appreciation Rights.  Subject to the terms and conditions of the Plan, Stock Appreciation Rights may be granted to Participants in such number, and upon such terms and conditions, as shall be determined by the Committee in its sole discretion.

6.2 Award Agreement.  Each Stock Appreciation Right shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the Stock Appreciation Right, the number of Shares covered by the Stock Appreciation Right, the conditions upon which the Stock Appreciation Right shall become vested and exercisable and such other terms and conditions as the Committee shall determine and which are not inconsistent with the terms and conditions of the Plan.

6.3 Exercise Price.  The exercise price per Share of a Stock Appreciation Right shall be determined by the Committee at the time the Stock Appreciation Right is granted; provided, however, that in no event shall the exercise price per Share of any Stock Appreciation Right be less than 100% of the Fair Market Value of a Share on the date of grant.

6.4 Term.  The term of a Stock Appreciation Right shall be determined by the Committee; provided however, that in no event shall the term of any Stock Appreciation Right exceed ten years from its date of grant.

6.5 Exercisability of Stock Appreciation Rights.  A Stock Appreciation Right shall become exercisable at such times and upon such terms and conditions as may be determined by the Committee. Such terms and conditions may include, without limitation, the satisfaction of (a) performance goals based on one or more Performance Criteria; and (b) time-based vesting requirements.

6.6 Exercise of Stock Appreciation Rights.  Except as otherwise provided in the Plan or in a related Award Agreement, a Stock Appreciation Right may be exercised for all or any portion of the Shares for which it is then exercisable. A Stock Appreciation Right shall be exercised by the delivery of a notice of exercise to the Company or its designee in a form specified by the Committee which sets forth the number of Shares with respect to which the Stock Appreciation Right is to be exercised. Upon exercise, a Stock Appreciation Right shall entitle a Participant to an amount equal to (a) the excess of (i) the Fair Market Value of a Share on the exercise date over (ii) the exercise price per Share, multiplied by (b) the number of Shares with respect to which the Stock Appreciation Right is exercised. A Stock Appreciation Right may be settled in full Shares, cash or a combination thereof, as specified by the Committee in the related Award Agreement.

ARTICLE VII
RESTRICTED STOCK

7.1 Grant of Restricted Stock.  Subject to the terms and conditions of the Plan, Shares of Restricted Stock may be granted to Participants in such number, and upon such terms and conditions, as shall be determined by the Committee in its sole discretion.

7.2 Award Agreement.  Each Restricted Stock Award shall be evidenced by an Award Agreement that shall specify the number of Shares of Restricted Stock, the restricted period(s) applicable to the Shares of Restricted Stock, the conditions upon which the restrictions on the Shares of Restricted Stock will lapse and such other terms and conditions as the Committee shall determine and which are not inconsistent with the terms and conditions of the Plan.

7.3 Terms, Conditions and Restrictions.

(a) The Committee shall impose such other terms, conditions and/or restrictions on any Shares of Restricted Stock as it may deem advisable, including, without limitation, a requirement that the Participant pay a purchase price for each Share of Restricted Stock, restrictions based on the achievement of specific performance goals (which may be based on one or more Performance Criteria), time-based restrictions, holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock.

(b) To the extent deemed appropriate by the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company’s possession until such time as all terms, conditions and/or restrictions applicable to such Shares have been satisfied or lapse.

(c) Unless otherwise provided in the related Award Agreement or required by applicable law or as determined by the Committee, the restrictions imposed on Shares of Restricted Stock shall lapse upon the expiration or termination of the applicable restricted period and the satisfaction of any other applicable terms and conditions.

7.4 Rights Associated with Restricted Stock during Restricted Period.  During any restricted period applicable to Shares of Restricted Stock:

(a) Such Shares of Restricted Stock may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated.

(b) Unless otherwise provided in the related Award Agreement: (i) the Participant shall be entitled to exercise full voting rights associated with such Shares of Restricted Stock; and (ii) the Participant shall be entitled to all dividends and other distributions paid with respect to such Shares of Restricted Stock during the restricted period; provided, however, that receipt of any such dividends or other distributions will be subject to the same terms and conditions as the Shares of Restricted Stock with respect to which they are paid.

ARTICLE VIII
OTHER STOCK-BASED AWARDS

8.1 Grant of Other Stock-Based Awards.  Subject to the terms and conditions of the Plan, Other Stock-Based Awards may be granted to Participants in such number, and upon such terms and conditions, as shall be determined by the Committee in its sole discretion. Other Stock-Based Awards are Awards that are valued in whole or in part by reference to, or otherwise based on the Fair Market Value of, the Shares, and shall be in such form as the Committee shall determine, including without limitation, (a) unrestricted Shares or (b) time-based or performance-based restricted stock units that are settled in Shares and/or cash.

8.2 Award Agreement.  Each Other Stock-Based Award shall be evidenced by an Award Agreement that shall specify the terms and conditions upon which the Other Stock-Based Award shall become vested, if applicable, the time and method of settlement, the form of settlement and such other terms and conditions as the Committee shall determine and which are not inconsistent with the terms and conditions of the Plan.

8.3 Form of Settlement.  An Other Stock-Based Award may be settled in full Shares, cash or a combination thereof, as specified by the Committee in the related Award Agreement.

8.4 Dividend Equivalents.  Awards of Other Stock-Based Awards may provide the Participant with dividend equivalents, as determined by the Committee in its sole discretion and set forth in the related Award Agreement.

ARTICLE IX
CASH-BASED AWARDS

Subject to the terms and conditions of the Plan, Cash-Based Awards may be granted to Participants in such amounts and upon such other terms and conditions as shall be determined by the Committee in its sole discretion. Each Cash-Based Award shall be evidenced by an Award Agreement that shall specify the payment amount or payment range, the time and method of settlement and the other terms and conditions, as applicable, of such Award which may include, without limitation, performance objectives.

ARTICLE X
PERFORMANCE-BASED AWARDS

10.1 In General.  Awards may be granted as Performance-Based Awards that are deductible by the Company under Section 162(m) of the Code. As determined by the Committee in its sole discretion, the grant, vesting, exercisability and/or settlement of any Performance-Based Award shall be conditioned on the attainment of performance goals based upon one or more Performance Criteria during a performance period established by the Committee. Any such Award must meet the requirements of this Article X.

10.2 Performance Criteria.

(a) For purposes of the Plan, the “Performance Criteria” for Participants who are or are likely to be Covered Employees are as follows:

(i) Operating profit, including operating profit margins;

(ii) Earnings per share (i.e., net income divided by a weighted average number of shares of Stock outstanding and dilutive common equivalent shares deemed outstanding);

(iii) Net income;

(iv) Investment performance of the Company’s investment strategies (collectively or single strategy, individually);

(v) Operating income (i.e., income from operations excluding unusual items);

(vi) Calculation of the Company’s intrinsic value;

(vii) Return on equity (i.e., net income divided by average shareholders’ equity);

(viii) Return on sales (i.e., operating income before incentive compensation divided by revenue); and

(ix) Revenue (i.e., net sales).

(b) Performance Criteria may relate to the individual Participant, the Company, one or more of its Affiliates or one or more of their respective divisions or business units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, in each case, as determined by the Committee in its sole discretion.

10.3 Establishment of Performance Goals.  With respect to Performance-Based Awards for Participants who are or are likely to be Covered Employees, the Committee shall establish: (a) the applicable performance goals and performance period and (b) the formula for computing the Performance-Based Award. Such terms and conditions shall be established in writing while the outcome of the applicable performance period is substantially uncertain, but in no event later than the earlier of: (i) 90 days after the beginning of the applicable performance period; or (ii) the expiration of 25% of the applicable performance period.

10.4 Certification of Performance.  With respect to Performance-Based Awards for Participants who are or are likely to be Covered Employees, the Committee shall certify in writing whether the applicable performance goals and other material terms imposed on such Performance-Based Awards have been satisfied, and, if they have, ascertain the amount of the applicable Performance-Based Award. No such Performance-Based Award shall vest, become exercisable and/or be settled, as the case may be, until the Committee makes this certification.

10.5 Modifying Performance-Based Awards.  To the extent consistent with Section 162(m) of the Code, performance goals relating to such Performance-Based Awards may be calculated without regard to extraordinary items or adjusted, as the Committee deems equitable, in recognition of unusual or non-recurring events affecting the Company and/or its Affiliates or changes in applicable tax laws or accounting principles.

10.6 Negative Discretion.  In the Committee’s sole discretion, the amount of a Performance-Based Award actually paid to a Participant may be less than the amount determined by the applicable performance goal formula.

ARTICLE XI
TERMINATION OF EMPLOYMENT OR SERVICE

11.1 Effect of Termination of Employment or Service.  With respect to each Award granted under the Plan, the Committee shall, subject to the terms and conditions of the Plan, determine the extent to which the Award shall vest and the extent to which the Participant shall have the right to exercise and/or receive settlement of the Award on or following the Participant’s termination of employment or services with the Company and/or any Affiliate. Such provisions shall be determined in the sole discretion of the Committee at any time prior to or after such termination, shall be included in the related Award Agreement or an amendment thereto, need not be uniform among all Awards granted under the Plan and may reflect distinctions based on the reasons for termination.

11.2 Default Provisions.  If the Award Agreement does not specify the effect of a Participant’s termination of employment or services with the Company and/or any Affiliate on the vesting, exercisability and/or settlement of Awards, the following provisions shall apply:

(a) Death, Disability or Retirement.  In the event of a Participant’s death, Disability or Retirement: (i) all exercisable Awards may be exercised for the remainder of the term of such Award (provided, however, that any Incentive Stock Option that is not exercised within 12 months following the Participant’s death , Disability or Retirement will be treated as a Nonqualified Stock Option); (ii) a pro rata portion of all unvested Awards shall vest, as determined by the Committee in its sole discretion, based on the amount of time elapsed during the vesting period prior to the date of death, Disability or Retirement, or the attainment of the performance objectives or Performance Goals, as applicable, over the portion of the Performance Period elapsed as of the date of death, Disability or Retirement; and (iii) all unvested Awards that do not vest pursuant to Section 12.2(a) shall terminate and be forfeited as of the date of death, Disability or Retirement.

(b) Termination for Cause.  If a Participant is terminated for Cause, all Awards, whether or not vested and/or exercisable, shall terminate and be forfeited as of the date of termination.

(c) Other Termination.  If a Participant terminates for any other reason: (i) all exercisable Awards may be exercised for the remainder of the term of such Award (provided, however, that any Incentive Stock Option that is not exercised within three months following the Participant’s termination will be treated as a Nonqualified Stock Option); and (ii) all unvested Awards shall terminate and be forfeited as of the date of termination.

Notwithstanding the foregoing, in no event shall any Performance-Based Award granted to a Covered Employee that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, be settled or become exercisable in full, upon the termination of employment of the Covered Employee without regard to the satisfaction of the related Performance Criteria.

ARTICLE XII
CHANGE IN CONTROL

12.1 In General.  Except as otherwise provided in the related Award Agreement, in the event of a Change in Control, all outstanding Awards shall become immediately vested and exercisable and the Committee, in its sole discretion, may take such actions, if any, as it deems necessary or desirable with respect to any such Awards, including, without limitation: (a) by providing for a cash payment in exchange for the cancellation of an Award; or (b) the issuance of substitute Awards that substantially preserve the value, rights and benefits of any affected

Awards. Any action relating to an Award that is subject to Section 409A of the Code shall be consistent with the requirements thereof.

12.2. Effect of Section 280G of the Code.  Unless specified otherwise in the associated Award Agreement or in another written agreement between the Participant and the Company or any Affiliate, if the Company concludes that any payment or benefit due to a Participant under the Plan, when combined with any other payment or benefit due to the Participant from the Company or any other entity (collectively, the “Payor”), would be considered a “parachute payment” within the meaning of Section 280G of the Code, the Payor will reduce the payments and benefits due to the Participant under the Plan to $1.00 less than the amount that would otherwise be considered a “parachute payment” within the meaning of Section 280G of the Code. Any reduction pursuant to this Section 12.2 shall be made in accordance with Section 409A of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE XIII
AMENDMENT OR TERMINATION OF THE PLAN

13.1 In General.  The Board or the Committee may amend or terminate the Plan at any time; provided, however, that no amendment or termination shall be made without the approval of the Company’s shareholders to the extent that (a) the amendment materially increases the benefits accruing to Participants under the Plan, (b) the amendment materially increases the aggregate number of Shares authorized for grant under the Plan (excluding an increase in the number of Shares that may be issued under the Plan as a result of Section 2.4), (c) the amendment materially modifies the requirements as to eligibility for participation in the Plan, or (d) such approval is required by any law, regulation or stock exchange rule.

13.2 Repricing.  Except for adjustments made pursuant to Section 2.4 of the Plan, in no event may the Board or the Committee amend the terms of an outstanding Award to reduce the exercise price of an outstanding Option or Stock Appreciation Right or cancel an outstanding Option or Stock Appreciation Right in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Option or Stock Appreciation Right without shareholder approval.

ARTICLE XIV
TRANSFERABILITY

14.1 Non-Transferability.  Except as described in Section 14.2 or as provided in a related Award Agreement, an Award may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, except by will or the laws of descent and distribution and, during a Participant’s lifetime, may be exercised only by the Participant or the Participant’s guardian or legal representative. Notwithstanding any provision contained in this Article XIV, no Award may be transferred by a Participant for value or consideration.

14.2 Beneficiary.  Unless otherwise specifically designated by the Participant in writing, a Participant’s beneficiary under the Plan shall be the Participant’s spouse or, if no spouse survives the Participant, the Participant’s estate.

ARTICLE XV
MISCELLANEOUS

15.1 No Right to Continued Service or to Awards.  The granting of an Award under the Plan shall impose no obligation on the Company or any Affiliate to continue the employment or services of a Participant or interfere with or limit the right of the Company or any Affiliate to terminate the services of any Employee, Director or Consultant at any time. In addition, no Employee, Director or Consultant shall have any right to be granted any Award, and there is no obligation for uniformity of treatment of Participants. The terms and conditions of Awards and the Committee’s interpretations and determinations with respect thereto need not be the same with respect to each Participant.

15.2 Tax Withholding.

(a) The Company or an Affiliate, as applicable, shall have the power and the right to deduct, withhold or collect any amount required by law or regulation to be withheld with respect to any taxable event arising with respect to an Award granted under the Plan. This amount may, as determined by the Committee in its sole discretion, be (i) withheld from other amounts due to the Participant, (ii) withheld from the value of any Award being settled or any Shares being transferred in connection with the exercise or settlement of an Award, (iii) withheld from the vested portion of any Award (including the Shares transferable thereunder), whether or not being exercised or settled at the time the taxable event arises, (iv) collected directly from the Participant, or (v) satisfied through any combination of the methods described above.

(b) Subject to the approval of the Committee, a Participant may elect to satisfy the withholding requirement, in whole or in part, by having the Company or an Affiliate, as applicable, withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that could be imposed on the transaction; provided that such Shares would otherwise be distributable to the Participant at the time of the withholding and if such Shares are not otherwise distributable at the time of the withholding, provided that the Participant has a vested right to distribution of such Shares at such time. All such elections shall be irrevocable and made in writing and shall be subject to any terms and conditions that the Committee, in its sole discretion, deems appropriate.

15.3 Requirements of Law.  The grant of Awards and the issuance of Shares shall be subject to all applicable laws, rules and regulations (including applicable federal and state securities laws) and to all required approvals of any governmental agencies or national securities exchange, market or other quotation system. Without limiting the foregoing, the Company shall have no obligation to issue Shares under the Plan prior to: (a) receipt of any approvals from any governmental agencies or national securities exchange, market or quotation system that the Committee deems necessary; and (b) completion of registration or other qualification of the Shares under any applicable federal or state law or ruling of any governmental agency that the Committee deems necessary.

15.4 Legends.  Certificates for Shares delivered under the Plan may be subject to such share transfer orders and other restrictions that the Committee deems advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange or other recognized market or quotation system upon which the Shares are then listed or traded, or any other applicable federal or state securities law. The Committee may cause a legend or legends to be placed on any certificates issued or stop orders imposed on Shares under the Plan to make appropriate reference to restrictions within the scope of this Section 15.4.

15.5 Uncertificated Shares.  To the extent that the Plan provides for the issuance of certificates to reflect the transfer of Shares, the transfer of Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

15.6 Governing Law.  The Plan and all Award Agreements shall be governed by and construed in accordance with the laws of (other than laws governing conflicts of laws) the State of Ohio.

15.7 No Impact on Benefits.  Awards are not compensation for purposes of calculating a Participant’s rights under any employee benefit plan that does not specifically require the inclusion of Awards in calculating benefits.

15.8 Rights as a Shareholder.  Except as otherwise provided in the Plan or in a related Award Agreement, a Participant shall have none of the rights of a shareholder with respect to Shares covered by an Award unless and until the Participant becomes the record holder of such Shares.

15.9 Successors and Assigns.  The Plan shall be binding on all successors and assigns of the Company and each Participant, including without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

15.10 Section 409A of the Code.

(a) Awards granted pursuant to the Plan that are subject to Section 409A of the Code, or that are subject to Section 409A but for which an exception from Section 409A of the Code applies, are intended to comply with or be exempt from Section 409A of the Code, and the Plan shall be interpreted, administered and operated accordingly.

(b) If a Participant is determined to be a “specified employee” (within the meaning of Section 409A of the Code and as determined under the Company’s policy for determining specified employees), the Participant shall not be entitled to payment or to distribution of any portion of an Award that is subject to Section 409A of the Code (and for which no exception applies) and is payable or distributable on account of the Participant’s “separation from service” (within the meaning of Section 409A of the Code) until the expiration of six months from the date of such separation from service (or, if earlier, the Participant’s death). Such Award, or portion thereof, shall be paid or distributed on the first business day of the seventh month following such separation from service.

(c) Nothing in the Plan shall be construed as an entitlement to or guarantee of any particular tax treatment to a Participant, and none of the Company, its Affiliates, the Board or the Committee shall have any liability with respect to any failure to comply with the requirements of Section 409A of the Code.

15.11 Savings Clause.  In the event that any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

ARTICLE XVI
EFFECTIVE DATE AND TERM OF THE PLAN

The effective date of the Plan shall be the date on which the Plan is approved by the Company’s shareholders and the Plan shall terminate and no Awards may be granted after the tenth anniversary of this date. Notwithstanding the foregoing, no Incentive Stock Options shall be granted more than ten years after the date the Plan is approved by the Board. The termination of the Plan shall not preclude the Company from complying with the terms of Awards outstanding on the date the Plan terminates.

United States Securities and Exchange Commission
Washington, D.C. 20549
Form 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Commission file number 000-24498
DIAMOND HILL INVESTMENT GROUP, INC.
(Exact name of registrant as specified in its charter)

Ohio	65-0190407

(State of incorporation)	(I.R.S. Employer Identification No.)

325 John H. McConnell Blvd., Suite 200, Columbus, Ohio 43215	614-255-3333

(Address of principal executive offices) (Zip Code)	(Registrant’s telephone number)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common shares, no par value	The NASDAQ Stock Market LLC
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
Aggregate market value of the registrant’s common shares (the only common equity of the registrant) held by non-affiliates of the registrant, based on the closing price of $56.69 on June 30, 2010 on the NASDAQ Global Select Market was $128,451,944. Calculation of holdings by non-affiliates is based upon the assumption, for these purposes only, that the registrant’s executive officers and directors and persons holding five percent or more of the registrant’s common shares are affiliates.
2,798,729 Common Shares outstanding as of February 17, 2011.
Documents incorporated by reference: Portions of the registrant’s definitive proxy statement for the 2011 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, are incorporated by reference into Part III of this report.

Diamond Hill Investment Group, Inc.
Form 10-K
For the Fiscal Year Ended December 31, 2010
Index

PART I

Item 1.	Business
Forward-Looking Statements
Throughout this Annual Report on Form 10-K, Diamond Hill Investment Group, Inc. (the “Company”) may make forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to such matters as anticipated operating results, prospects for achieving the critical threshold of assets under management, technological developments, economic trends (including interest rates and market volatility), expected transactions and acquisitions and similar matters. The words “believe,” “expect,” “anticipate,” “estimate,” “should,” “hope,” “seek,” “plan,” “intend” and similar expressions identify forward-looking statements that speak only as of the date thereof. While the Company believes that the assumptions underlying its forward-looking statements are reasonable, investors are cautioned that any of the assumptions could prove to be inaccurate and accordingly, the actual results and experiences of the Company could differ materially from the anticipated results or other expectations expressed by the Company in its forward-looking statements. Factors that could cause such actual results or experiences to differ from results discussed in the forward-looking statements include, but are not limited to: the adverse effect from a decline in the securities markets; a decline in the performance of the Company’s products; changes in interest rates; a general or prolonged downturn in the economy; changes in government policy and regulation, including monetary policy; changes in the Company’s ability to attract or retain key employees; unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations; and other risks identified from time-to-time in the Company’s other public documents on file with the U. S. Securities and Exchange Commission (“SEC”), including those discussed below in Item 1A.
General
The Company, an Ohio corporation organized in April 1990, derives its consolidated revenue and net income from investment advisory and fund administration services provided by its subsidiaries Diamond Hill Capital Management, Inc. (“DHCM”), Beacon Hill Fund Services, Inc. (“BHFS”), and BHIL Distributors, Inc. (“BHIL”). BHFS and BHIL collectively operate as Beacon Hill. DHCM is a registered investment adviser under the Investment Advisers Act of 1940 providing investment advisory services to individuals and institutional investors through Diamond Hill Funds, separate accounts, and private investment funds (generally known as “hedge funds”). Beacon Hill was incorporated during the first quarter of 2008, and provides certain fund administration services and underwriting services to mutual fund companies, including Diamond Hill Funds.
The Company’s primary objective is to fulfill its fiduciary duty to clients through a disciplined intrinsic value approach to investing. Its secondary objective is to achieve an adequate long-term return for shareholders.
The Company sponsors, markets, and provides investment advisory and related services to various clients including mutual funds, separate accounts, and private investment funds. The Company’s principal source of revenue is investment advisory fee income earned pursuant to investment advisory contracts with its clients. This fee income is based primarily upon the net assets of the funds or separate accounts. The Company’s investment advisory revenue depends largely on the total value and composition of assets under management (“AUM”). Accordingly, fluctuations in financial markets and in the composition of AUM impact our revenues and results of operations.
Investment Advisory Activities
DHCM executes its investment strategies through fundamental research and valuation disciplines. DHCM’s analysts evaluate a company’s prospects based upon its current business and financial position, future growth opportunities, and management capability and strategy. The intended result is an estimate of “intrinsic value.” Intrinsic value is the present value of estimated future cash flows, discounted at a rate that reflects the required return for the investment given the estimated level of risk. In other words, it is the estimated price a minority shareholder should pay in order to achieve a satisfactory or “fair” return on the investment. The estimate of intrinsic value is then compared to the current market price to evaluate whether, in the opinion of DHCM, an attractive investment opportunity exists. A proprietary valuation model, which takes into account projected cash flows for five years including a “terminal value” (the expected stock price in five years), assists in many of these intrinsic value estimations. DHCM also applies an intrinsic value philosophy to the analysis of fixed income securities.

DHCM believes that although securities markets are competitive, pricing inefficiencies often exist allowing for attractive investment opportunities. Furthermore, DHCM believes that investing in securities whose market prices are significantly below DHCM’s estimate of intrinsic value (or selling short securities whose market prices are above DHCM’s estimate of intrinsic value) is a reliable method to achieve above average relative returns as well as mitigate risk.
Current portfolio strategies managed by DHCM include Small Cap, Small-Mid Cap, Large Cap, Select, Long-Short, Financial Long-Short, and Strategic Income. These strategies are available on a separately managed basis and/or through a mutual fund. The Long-Short strategy is also available through private investment funds that are offered to accredited and qualified investors in the United States and around the world. The Company believes its desire to grow AUM should never come before its fiduciary obligation to clients. Once the Company determines that the size of any of its strategies hinders its ability to either differentiate its product or add value for its clients, the Company will close those strategies to new clients, which may impact the Company’s ability to grow AUM. The Small Cap strategy was closed to new investors as of December 31, 2005 and re-opened on September 1, 2007. The Long-Short strategy was closed to new investors as of June 30, 2008 and re-opened on December 31, 2008.
Marketing
DHCM primarily generates business for all three of its product lines (mutual funds, separately managed accounts, and private investment funds) through wholesaling to financial intermediaries, including independent registered investment advisors, brokers, financial planners, investment consultants and third party marketing firms. In addition, DHCM recently began to actively market its separately managed accounts directly to institutional plan sponsors.
Assets Under Management
As of December 31, 2010, AUM totaled $8.6 billion, a 37% increase from December 31, 2009. The following tables show AUM by product and investment objective for the dates indicated and a roll-forward of the change in AUM for the years ended December 31, 2010, 2009, and 2008:

	Assets Under Management by Product
	As of December 31,
(in millions)	2010	2009	2008
Mutual funds	$4,198	$3,494	$3,010
Sub-advised mutual funds	930	146	104
Separate accounts	3,284	2,423	1,175
Private investment funds	211	220	221

Total AUM	$8,623	$6,283	$4,510

	Assets Under Management
	by Investment Objective
	As of December 31,
(in millions)	2010	2009	2008
Small Cap	$948	$625	$403
Small-Mid Cap	196	146	102
Large Cap	4,631	2,654	1,266
Select	422	400	258
Long-Short	2,251	2,300	2,331
Strategic Income	175	158	150

Total AUM	$8,623	$6,283	$4,510

	Change in Assets Under Management
	For the Year Ended December 31,
(in millions)	2010	2009	2008
AUM at beginning of the year	$6,283	$4,510	$4,403
Net cash inflows (outflows)
mutual funds	467	(109)	1,328
sub-advised mutual funds	714	6	54
separate accounts	532	734	757
private investment funds	(15)	(52)	(162)

	1,698	579	1,977
Net market appreciation (depreciation) and income	642	1,194	(1,870)

Increase during the year	2,340	1,773	107

AUM at end of the year	$8,623	$6,283	$4,510

Diamond Hill Funds
The Diamond Hill Funds (the “Funds”) are used by over 5,000 financial representatives at over 1,400 financial intermediary firms. Below is a summary of the assets by distribution channel as of December 31, 2010, 2009, and 2008:

	Diamond Hill Funds
	Assets by Distribution Channel
	As of December 31,
(in millions)	2010	2009	2008
Registered investment advisors	$1,080	$1,272	$1,197
Independent broker/dealers	815	757	781
Wirehouse broker/dealers	775	824	645
Defined contribution and banks	1,290	254	166
Other	183	345	188

Total	$4,143	$3,452	$2,977

Sub-advised mutual funds
DHCM increased its sub-advised mutual funds relationships during 2010, which increase AUM by $784 million compared to 2009. Sub-advised mutual funds are registered investment companies, where DHCM manages an allocated portion of the fund and has limited distribution responsibilities.
Institutional Accounts
DHCM continues to develop institutional relationships for separately managed accounts primarily through consultant relationships and database research screens. During 2010 and 2009, DHCM added additional resources to focus on further developing its relationships with institutional consultants and plan sponsors.

================================================================================

Growth Prospects
DHCM’s investment strategies have produced long-term investment returns that the Company views as strong and believes compare very favorably to competitors. Investment returns have been a key driver in the success the Company has achieved in growing AUM.
As a result, the Company has continued to invest in marketing throughout 2010 in an effort to expand distribution. Such expenditures included:
•	adding additional business development and support staff;
•	attending and sponsoring key industry conferences; and
•	adding systems infrastructure to support client service and portfolio administration.
The cost of these efforts was significant, but the Company believes the cost will be proportional to the increase in revenue during 2011 and future years. There can be no assurance that the Company’s marketing efforts will prove successful; however, given the strong investment results of the Funds and separately managed accounts, the Company believes the additional resources devoted to marketing are warranted.
Also recognizing that the Company’s primary responsibility is to clients, the Company will continue to invest in its investment team and close investment strategies to new investors when appropriate. Over the last three years, the Company substantially increased its equity investment team by growing the team from 20 at the end of 2007 to 30 at the end of 2010. Most of the additional investment team staff has been on the research team, which now totals 19.
The Company believes that one of the most important characteristics exhibited by the best investment firms is excellent investment returns for their clients over a long period of time. The Company is pleased that, during its history as an investment advisory firm, it has delivered what it believes are excellent investment returns for its clients. However, the Company is mindful that if it fails to do so in the future, its financial condition, results of operations and business growth will likely be negatively impacted. There are certain additional business risks that may prevent the Company from achieving the above growth prospects. These risks are detailed in Item 1A.
Fund Administration Activities
DHCM and Beacon Hill provide fund administration services to Diamond Hill Funds and other third party mutual fund companies. Fund administration services are broadly defined as portfolio and regulatory compliance, treasury and financial oversight, underwriting, and general oversight of other back-office services providers such as the custodian, fund accountant, and transfer agent. During the past four years, there has been continuing consolidation in the mutual fund servicing industry, whereby large financial services firms have purchased independent mutual fund service providers. Some of these larger financial services firms have made the decision not to offer statutory underwriting services to mutual funds, due to regulatory and other business conflicts. This consolidation, along with a growing desire for transparent and independent oversight of mutual fund financial reporting and compliance program activities, has provided opportunities in the marketplace for the Company to grow its fund administration services. During 2008, Beacon Hill completed the build out of its infrastructure and began operations. During 2009 and 2010, Beacon Hill continued to focus on growing its client base.
Competition
Competition in the area of investment management services and mutual funds is intense, and the Company’s competitors include investment management firms, broker-dealers, banks and insurance companies, some of whom offer various investment alternatives. Many competitors are better known than the Company, offer a broader range of investment products and have more offices, employees and business development representatives. The Company competes primarily on the basis of investment philosophy, performance and client service.

Corporate Investment Portfolio
From time to time the Company will hold investment positions in Diamond Hill Funds and its private investment funds.
Regulation
DHCM is registered with the SEC under the Investment Advisers Act of 1940 (the “Advisers Act”) and operates in a highly regulated environment. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, recordkeeping requirements, operational requirements and disclosure obligations. All Diamond Hill Funds are registered with the SEC under the Investment Company Act of 1940 and are required to make notice filings with all states where it is offered for sale. Virtually all aspects of the Company’s investment management business are subject to various federal and state laws and regulations. BHIL is registered with the SEC as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).
Generally, these laws and regulations are intended to benefit shareholders of the funds and separately managed account clients and grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict the Company from carrying on its investment management and mutual fund underwriting business in the event that it fails to comply with such laws and regulations. In such event, possible sanctions which may be imposed include the suspension of individual employees, limitations on engaging in various activities for specified periods of time, the revocation of broker-dealer or investment adviser registration, and other censures or fines. The Company continuously monitors legislative, tax, regulatory, accounting and compliance developments that could impact its business.
Contractual Relationships with the Diamond Hill Funds
The Company is very dependent on its contractual relationships with the Funds. In the event the Company’s advisory or administration agreements with the Funds are terminated, not renewed, or amended to reduce fees, the Company would be materially and adversely affected. Generally, these agreements are terminable by either party upon 60 days written notice without penalty. The agreements are subject to annual approval by either (i) the board of trustees of the Funds or (ii) a vote of the majority of the outstanding voting securities of each Fund. The agreements automatically terminate in the event of their assignment by either the Company or the Fund. The Company generated approximately 66%, 69% and 72% of its 2010, 2009 and 2008 revenues, respectively, from its advisory and administrative contracts with the Funds, including 31% from the advisory contract with the Diamond Hill Long-Short Fund during 2010. The loss of the Long-Short Fund contract would have a material adverse effect on the Company. The Company considers its relationship with the Funds and their board of trustees to be good, and it has no reason to believe that these advisory or administration contracts will not be renewed in the future; however, there is no assurance that the Funds will choose to continue their relationships with the Company.
Employees
As of December 31, 2010, the Company and its subsidiaries employed 77 full-time and part-time employees. As of December 31, 2009, the comparable number was 67. The Company believes that its relationship with its employees is good and does not anticipate any material change in the number of employees.
SEC Filings
The Company maintains an Internet website at www.diamond-hill.com. Annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are made available free of charge, on or through the Company’s website, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The contents of the Company’s website are not incorporated into, or otherwise made a part of, this Annual Report on Form 10-K.

ITEM 1A.	Risk Factors
An investment in the Company’s common shares involves various risks, including those mentioned below and those that are discussed from time-to-time in the Company’s other periodic filings with the SEC. Investors should carefully consider these risks, along with the other information contained in this report, before making an investment decision regarding the Company’s common shares. There may be additional risks of which the Company is currently unaware, or which it currently considers immaterial. The occurrence of any of these risks could have a material adverse effect on the Company’s financial condition and results of operations and value of its common shares.
Poor investment performance of our products could affect our sales or reduce the amount of assets under management, potentially negatively impacting revenue and net income.
If the Company fails to deliver excellent investment performance for its clients, both in the short and long term, it will likely experience diminished investor interest and potentially a diminished level of AUM.
The Company’s AUM, which impacts revenue, is subject to significant fluctuations.
Substantially all revenue for the Company is calculated as a percentage of AUM or is based on the general performance of the equity securities market. A decline in securities prices (such as that experienced during the last half of 2008 and first quarter of 2009) or in the sale of investment products, or an increase in fund redemptions, generally would reduce fee income. Financial market declines would generally negatively impact the level of the Company’s AUM and consequently its revenue and net income. A recession or other economic or political events could also adversely impact the Company’s revenue, if such events led to a decreased demand for products, a higher redemption rate, or a decline in securities prices.
The Company’s success depends on its key personnel, and its financial performance could be negatively affected by the loss of their services.
The Company’s success depends on highly skilled personnel, including portfolio managers, research analysts, and management, many of whom have specialized expertise and extensive experience in the investment management industry. Financial services professionals are in high demand, and the Company faces significant competition for qualified employees. With the exception of the Chief Executive Officer, key employees do not have employment contracts and generally can terminate their employment at any time. The Company cannot assure that it will be able to retain or replace key personnel. In order to retain or replace its key personnel, the Company may be required to increase compensation, which would decrease net income. The loss of key personnel could damage the Company’s reputation and make it more difficult to retain and attract new employees and clients. A loss of client assets resulting from the departure of key personnel would decrease the Company’s revenues and net income, possibly materially.
The Company is subject to substantial competition in all aspects of its business.
The Company’s investment products compete against a number of investment products and services from:
•	asset management firms;

•	mutual fund companies;

•	commercial banks and thrift institutions;

•	insurance companies;

•	hedge funds; and

•	brokerage and investment banking firms.
Many of these financial institutions have substantially greater resources than the Company and may offer a broader range of products or operate in more markets. Some of these institutions operate in a different regulatory environment, which may give them certain competitive advantages in the investment products and portfolio structures that they offer. The Company competes with other providers of investment advisory services primarily based upon its investment philosophy, performance and client service. Some institutions have proprietary products and distribution channels that make it more difficult for the Company to compete with them. If current or potential customers decide to use one of the Company’s competitors, the Company could face a significant decline in market share, AUM, revenues, and net income. If the Company is required to lower its fees in order to remain competitive, its net income could be significantly reduced because some of its expenses are fixed, especially over shorter periods of time, and other expenses may not decrease in proportion to the decrease in revenues.

A significant portion of the Company’s revenues are based on contracts with the Diamond Hill Funds that are subject to termination without cause and on short notice.
The Company is very dependent on its contractual relationships with the Funds. In the event the Company’s advisory or administration agreements with the Funds are terminated, not renewed, or amended to reduce fees, the Company would be materially and adversely affected. Generally, these agreements are terminable by either party upon 60 days written notice without penalty. The agreements are subject to annual approval by either (i) the board of trustees of the Funds or (ii) a vote of the majority of the outstanding voting securities of each Fund. The agreements automatically terminate in the event of their assignment by either the Company or the Fund. The Company generated approximately 66%, 69% and 72% of its 2010, 2009 and 2008 revenues, respectively, from its advisory and administrative contracts with the Funds, including 31% from the advisory contract with the Diamond Hill Long-Short Fund during 2010. The loss of the Long-Short Fund contract would have a material adverse effect on the Company. The Company considers its relationship with the Funds and their board of trustees to be good, and it has no reason to believe that these advisory or administration contracts will not be renewed in the future; however, there is no assurance that the Funds will choose to continue their relationships with the Company.
The Company’s business is subject to substantial governmental regulation.
The Company’s business is subject to a variety of federal securities laws including the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, and the U.S. Patriot Act of 2001. In addition, the Company is subject to significant regulation and oversight by the SEC and FINRA. Changes in legal, regulatory, accounting, tax and compliance requirements could have a significant effect on the Company’s operations and results, including but not limited to increased expenses and reduced investor interest in certain funds and other investment products offered by the Company. The Company continually monitors legislative, tax, regulatory, accounting, and compliance developments that could impact its business.
The Company will continue to seek to understand, evaluate and when possible, manage and control these and other business risks.

ITEM 1B.	Unresolved Staff Comments
None.

ITEM 2.	Properties
The Company leases approximately 21,200 square feet of office space at two locations.
The Company does not own any real estate or interests in real estate.

ITEM 3.	Legal Proceedings
From time to time, the Company is party to ordinary routine litigation that is incidental to its business. The Company believes these claims will not have a material adverse effect on its financial condition, liquidity or results of operations.

ITEM 4.	(Removed and Reserved)

PART II

ITEM 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
The following performance graph compares the total shareholder return of an investment in Diamond Hill’s Common Stock to that of the Russell Microcap® Index, and to a peer group index of publicly traded asset management firms for the five-year period ending on December 31, 2010. The graph assumes that the value of the investment in Diamond Hill’s Common Stock and each index was $100 on December 31, 2005. Total return includes reinvestment of all dividends. The Russell Microcap® Index makes up less than 3% of the U.S. equity market and is a market-value-weighted index of the smallest 1,000 securities in the small-cap Russell 2000® Index plus the next 1,000 smallest securities. Peer Group returns are weighted by the market capitalization of each firm at the beginning of the measurement period. The historical information set forth below is not necessarily indicative of future performance. Diamond Hill does not make or endorse any predictions as to future stock performance.

	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010
Diamond Hill Investment Group, Inc.	100	268	234	238	274	364
Russell Microcap® Index	100	117	107	65	82	106
Peer Group*	100	112	119	44	66	77

*
The following companies are included in the Peer Group: Westwood Holdings Group, Inc.; Epoch Holding Corp.; Eaton Vance Corp.; Waddell & Reed Financial, Inc.; Federated Investors, Inc.; GAMCO Investors, Inc.; Affiliated Managers Group, Inc.; Legg Mason, Inc.; U.S. Global Investors, Inc.; Alliance Bernstein Holding L.P.; Janus Capital Group, Inc.; SEI Investments, Co.; Cohen & Steers, Inc.; and Calamos Asset Management, Inc.

The Company’s common shares trade on the NASDAQ Global Select Market under the symbol DHIL. The following table sets forth the high and low sales prices during each quarter of 2010 and 2009:

	2010			2009
	High	Low	Dividend	High	Low	Dividend
	Price	Price	Per Share	Price	Price	Per Share
Quarter ended:
March 31	$74.84	$54.58	$—	$67.74	$28.51	$—
June 30	$82.49	$55.88	$—	$45.50	$36.26	$—
September 30	$74.95	$50.52	$—	$62.00	$38.48	$—
December 31	$86.15	$68.86	$13.00	$71.95	$52.33	$10.00
Due to the relatively low volume of traded shares, quoted prices cannot be considered indicative of any viable market for such shares. During the years ended December 31, 2010 and 2009, approximately 2,025,600 and 2,957,900, respectively, of the Company’s common shares were traded. The dividends indicated above were special dividends. The Company has not paid regular quarterly dividends in the past two years, and has no present intention of paying regular dividends in the future. The approximate number of registered holders of record of the Company’s common shares at December 31, 2010 was 247.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The Company did not purchase any shares of its common stock during the year ended December 31, 2010. The following table sets forth information regarding the Company’s repurchase program of its common stock during the fourth quarter of fiscal year 2010:

			Total Number	Maximum Number
			of Shares Purchased	of Shares That May
			as part of a Publicly	Yet Be Purchased
	Total Number	Average Price	Announced Plans	Under the Plans or
Period	of Shares Purchased	Paid Per Share	or Programs	Programs (1)
October 1, 2010 through October 31, 2010	—	—	16,105	333,895

November 1, 2010 through November 30, 2010	—	—	16,105	333,895

December 1, 2010 through December 31, 2010	—	—	16,105	333,895

(1) -
The Company’s current share repurchase program was announced on August 9, 2007. The board of directors authorized management to repurchase up to 350,000 shares of its common stock in the open market and in private transactions in accordance with applicable securities laws. The Company’s stock repurchase program is not subject to an expiration date.

ITEM 6.	Selected Financial Data
The following selected financial data should be read in conjunction with the Company’s Consolidated Financial Statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Annual Report on Form 10-K.

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Income Statement Data (in thousands):
Total revenues	$56,704	$43,562	$47,019	$41,308	$31,905
Compensation and related costs	30,991	24,114	26,120	20,007	18,147
Other expenses	7,240	7,336	7,170	7,223	3,989
Total expenses	38,231	31,450	33,290	27,230	22,136
Net operating income	18,473	12,112	13,729	14,078	9,769
Net income	12,402	11,374	3,276	9,932	8,065

Operating profit margin	32.6%	27.8%	29.2%	34.1%	30.6%

Per Share Information:
Basic earnings	$4.48	$4.40	$1.36	$4.61	$4.51
Diluted earnings	4.48	4.40	1.36	4.39	3.63
Cash dividend declared	13.00	10.00	10.00	—	—

Weighted Average Shares Outstanding
Basic	2,766,741	2,582,998	2,400,142	2,155,829	1,787,390
Diluted	2,767,895	2,587,751	2,408,476	2,264,234	2,219,580

	At December 31,
	2010	2009	2008	2007	2006
Balance Sheet Data (in thousands):
Total assets	$28,566	$40,505	$44,540	$53,284	$37,236
Long-term debt	—	—	—	—	—
Shareholders equity	7,498	22,981	30,246	39,308	20,483

Assets Under Management (in millions)	$8,623	$6,283	$4,510	$4,403	$3,708
Net Client Flows (in millions)	1,698	579	1,977	602	1,938

ITEM 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
In this section, the Company discusses and analyzes the consolidated results of operations for the past three fiscal years and other factors that may affect future financial performance. This discussion should be read in conjunction with the Company’s Consolidated Financial Statements, Notes to the Consolidated Financial Statements, and Selected Financial Data contained in this Form 10-K.
The Company’s revenue is derived primarily from investment advisory and administration fees. Investment advisory and administration fees paid to the Company are generally based on the value of the investment portfolios managed by the Company and fluctuate with changes in the total value of the AUM. Such fees are recognized in the period that the Company manages these assets. Performance incentive fees are generally 20% of the amount of client annual investment performance in excess of a specified hurdle. Because performance incentive fees are based primarily on the performance of client accounts, they can be volatile from period to period. The Company’s primary expense is employee compensation and benefits.

Revenues are highly dependent on both the value and composition of AUM. The following is a summary of the Company’s AUM for each of the years ended December 31, 2010, 2009, and 2008:

	Assets Under Management by Product
	As of December 31,
(in millions)	2010	2009	2008
Mutual funds	$4,198	$3,494	$3,010
Sub-advised funds	930	146	104
Separate accounts	3,284	2,423	1,175
Private investment funds	211	220	221

Total AUM	$8,623	$6,283	$4,510

	Change in Assets Under Management
	For the Year Ended December 31,
(in millions)	2010	2009	2008
AUM at beginning of the year	$6,283	$4,510	$4,403
Net cash inflows (outflows)
mutual funds	467	(109)	1,328
sub-advised mutual funds	714	6	54
separate accounts	532	734	757
private investment funds	(15)	(52)	(162)

	1,698	579	1,977
Net market appreciation (depreciation) and income	642	1,194	(1,870)

Increase during the year	2,340	1,773	107

AUM at end of the year	$8,623	$6,283	$4,510

Consolidated Results of Operations
The following is a discussion of the consolidated results of operations of the Company and a detailed discussion of the Company’s revenues and expenses.

(in thousands, except per share data)	2010	2009	% Change	2009	2008	% Change
Net operating income	$18,473	$12,112	53%	$12,112	$13,729	-12%
Net operating income after tax(a)	$11,643	$7,867	48%	$7,867	$8,143	-3%
Net income	$12,402	$11,374	9%	$11,374	$3,276	247%

Net operating income after tax per share(a)
Basic	$4.21	$3.05	38%	$3.05	$3.39	-10%
Diluted	$4.21	$3.04	38%	$3.04	$3.38	-10%

Net income per share
Basic	$4.48	$4.40	2%	$4.40	$1.36	224%
Diluted	$4.48	$4.40	2%	$4.40	$1.36	224%

Operating profit margin	32.6%	27.8%	NM	27.8%	29.2%	NM

(a) -	Net operating income after tax is a non-GAAP performance measure. See Use of Supplemental Data as Non-GAAP Performance Measure on page 18 of this report.
Year Ended December 31, 2010 compared with Year Ended December 31, 2009
The Company posted net income of $12.4 million ($4.48 per diluted share) for the year ended December 31, 2010, compared with net income of $11.4 million ($4.40 per diluted share) for the year ended December 31, 2009. Net income increased $1.0 million due to a $6.4 million increase in operating income driven by a 37% increase in AUM from 2009 to 2010, offset by a $4.2 million decrease in the investment return of the Company’s corporate investment portfolio from 2009 to 2010. Operating profit margin increased to 32.6% for 2010 from 27.8% for 2009. The Company expects that its operating margin will fluctuate from year to year based on various factors including revenues; investment results; employee performance; staffing levels; development of investment strategies, products, or channels; and industry comparisons.

Year Ended December 31, 2009 compared with Year Ended December 31, 2008
The Company posted net income of $11.4 million ($4.40 per diluted share) for the year ended December 31, 2009, compared with net income of $3.3 million ($1.36 per diluted share) for the year ended December 31, 2008. Net income increased due to a $5.4 million positive return on the Company’s corporate investment portfolio in 2009 compared to an $8.2 million negative return in 2008. This improvement was partially offset by a decrease in operating income of $1.6 million, due to a shift in the composition of AUM from higher fee products to lower fee products, combined with the operating loss from Beacon Hill.
Revenue

(in thousands)	2010	2009	%Change	2009	2008	% Change
Investment advisory	$49,249	$37,472	31%	$37,472	$40,865	-8%
Mutual fund administration, net	$7,455	6,090	22%	6,090	6,154	-1%

Total	56,704	43,562	30%	43,562	47,019	-7%
Revenue for the Year Ended December 31, 2010 compared with Year Ended December 31, 2009
As a percent of total 2010 revenues, investment advisory fees accounted for 87% and mutual fund administration fees made up the remaining 13%. This compared to 86% and 14%, respectively, for 2009.
Investment Advisory Fees. Investment advisory fees increased by $11.8 million, or 31%, due to a 43% increase in average AUM from 2009 to 2010. Investment advisory fees are calculated as a percentage of average net AUM at various levels depending on the investment product. The Company’s average advisory fee rate for 2010 was 0.70% compared to 0.76% in 2009. The decrease in the average advisory fee rate is due to a continued change in the overall composition of AUM first seen during 2008, where long-short strategies, which pay a higher advisory fee rate, made up 26% of total AUM in 2010 compared to 36% of total AUM in 2009 while long only strategies, which pay a lower advisory fee rate, made up 54% of total AUM in 2010 compared to 42% of total AUM in 2009. Despite the 0.06% decrease in the average advisory fee rate during 2010 compared to 2009, the fee rate was being charged on a greater asset base as the average AUM increased 43% during the year compared to 2009 resulting in an increase in the overall fees earned during 2010. The Company anticipates the average advisory fee rate to continue to decrease throughout 2011 based upon the continued change in asset composition due to asset growth in lower fee strategies.
Mutual Fund Administration Fees. Mutual fund administration fees increased $1.4 million, or 22%, during 2010. Fund administration revenue on the Company’s sponsored Diamond Hill Funds increased $1.1 million from 2009 to 2010, due in part to a 28% increase in average mutual fund AUM, which was partially offset by a reduction in the average administration net fee rate from 0.18% in 2009 to 0.17% in 2010. Further contributing to the increase in revenue was a $199 thousand increase in Beacon Hill’s revenue from 2009 to 2010.
Revenue for the Year Ended December 31, 2009 compared with Year Ended December 31, 2008
As a percent of total 2009 revenues, investment advisory fees accounted for 86% and mutual fund administration fees made up the remaining 14%. This compared to 87% and 13%, respectively, for 2008.
Investment Advisory Fees. The overall decrease of $3.4 million in investment advisory fees was primarily due to a shift in AUM composition from long-short strategies to long only strategies, resulting in a lower average advisory fee. Investment advisory fees are generally calculated as a percentage of average net AUM at various levels, depending on the investment product. The Company’s average advisory fee rate for the year ended December 31, 2009 was 0.76% compared to 0.81% for the year ended December 31, 2008. During 2009, the Long-Short Fund, which has a 0.90% advisory fee, experienced cash outflows resulting in a decrease in assets of $366 million. These outflows contributed to the decrease in the average advisory fee rate for 2009 compared to 2008.

Mutual Fund Administration Fees. Mutual fund administration fees were relatively flat year over year. Fund administration revenue on the Company’s sponsored Diamond Hill Funds decreased $825 thousand from 2008 to 2009, due in part to a 12% decrease in average AUM. This decrease in revenue was offset by a $761 thousand increase in Beacon Hill’s revenue from 2008 to 2009.
Expenses

(in thousands)	2010	2009	% Change	2009	2008	% Change
Compensation and related costs	$30,991	$24,114	29%	$24,114	$26,120	-8%
General and administrative	3,409	3,133	9%	3,133	2,643	19%
Sales and marketing	854	751	14%	751	796	-6%
Third party distribution	1,036	1,112	-7%	1,112	1,452	-23%
Mutual fund administration	1,941	2,340	-17%	2,340	2,279	3%

Total	38,231	31,450	22%	31,450	33,290	-6%
Expenses for the Year Ended December 31, 2010 compared with Year Ended December 31, 2009
Compensation and Related Costs. Employee compensation and benefits increased by $6.9 million, or 29%, primarily due to an increase of $3.8 million in incentive compensation during 2010 consistent with an increase in AUM and the associated increase in operating income. Further contributors to the overall increase in compensation expense were restricted stock expense, which increased by $718 thousand due to an overall increase in the total amount of long-term equity awards outstanding in 2010 compared to 2009, and base salaries and related benefits, which increased $1.3 million due to a 15% increase in employee headcount from 2009 to 2010.
General and Administrative. General and administrative expenses increased by $276 thousand, or 9%, from 2009 to 2010. This increase was primarily due to additional research expenses to support the Company’s investment team, the full year impact of the expansion of the Company’s office space and the implementation of a new trading system, which were partially offset by a decrease in legal costs and a phase-out of the Ohio franchise tax expense.
Sales and Marketing. Sales and marketing expenses increased by $103 thousand, or 14%, from 2009 to 2010. This increase was primarily due to an increased presence at industry conferences and an increase in travel and other expenses related to business development and retention efforts during the year.
Third Party Distribution. Third party distribution expense represents payments made to third party intermediaries directly related to sales made by those parties of the Company’s investment products. This expense directly correlates with level of sales and AUM in these investment products. The period over period increase or decrease directly corresponds to the increase or decrease in investment advisory fees earned by the Company.
Mutual Fund Administration. Mutual fund administration expenses decreased by $399 thousand, or 17%, from 2009 to 2010. The majority of mutual fund administration fees are variable based upon the amount of mutual fund AUM. Despite an overall increase in average mutual fund AUM by 28% from 2009 to 2010, the decrease in mutual fund administration expense was primarily due to a third party service provider fee reduction related to bringing certain administration activities in-house.

Expenses for the Year Ended December 31, 2009 compared with Year Ended December 31, 2008
Compensation and Related Costs. Employee compensation and benefits decreased by $2 million, or 8%, in 2009, primarily due to a decrease of $2.6 million in restricted stock expense due to an overall decrease in the total amount of long-term equity awards outstanding in 2009 compared to 2008, partially offset by an increase in base salaries and related benefits of $1.3 million due to a 16% increase in employee headcount. Incentive compensation decreased $700 thousand in 2009 compared to 2008.
General and Administrative. General and administrative expenses increased by $490 thousand, or 19%. This increase was primarily due to additional research expenses to support the Company’s investment team, expansion of the Company’s office space, and additional legal costs incurred during 2009 compared to 2008.
Sales and Marketing. Sales and marketing expenses decreased by $45 thousand, or 6%, during 2009. This decrease was primarily due to one-time marketing projects that were completed during 2008, partially offset by an increase in expense related to marketing materials and additional travel expense incurred related to new business attained during the year.
Third Party Distribution. Third party distribution expense represents payments made to third party intermediaries directly related to sales made by those parties of the Company’s investment products. This expense directly correlates with level of sales and AUM in these investment products. The period over period increase or decrease directly corresponds to the increase or decrease in investment advisory fees earned by the Company.
Mutual Fund Administration. Mutual fund administration expenses increased by $61 thousand, or 3%, during 2009, primarily due to a fee increase of $150 thousand from the sub-administrator, partially offset by decreases in prospectus fulfillment and other printing.
Beacon Hill Fund Services
Beacon Hill is currently staffed with 13 full-time equivalent employees, up from 12 at December 31, 2009, and provides compliance, treasurer, and other fund administration services to mutual fund clients and their investment advisors. In addition, through its registered broker/dealer, Beacon Hill also serves as the underwriter for a number of mutual funds. The following is a summary of Beacon Hill’s performance for the year ended December 31, 2010 compared to 2009, excluding 12b-1 / service fees and commission revenue and expenses, which net to zero:

	For the Year Ended
	December 31,
	2010	2009	2008
Revenue[1]	$1,588,243	$1,023,662	$116,516
Expenses	2,407,417	1,999,922	1,513,731

Net loss	$(819,174)	$(976,260)	$(1,397,215)

[1]
Beacon Hill’s 2010, 2009, and 2008 revenue includes $511,625, $146,067, and $0, respectively, of inter-company revenue earned from services provided to DHCM. This amount has been eliminated from the Consolidated Statements of Income.

Liquidity and Capital Resources
The Company’s entire investment portfolio is in readily marketable securities, which provide for cash liquidity, if needed. Investments in mutual funds are valued at their quoted current net asset value. Investments in private investment funds are valued independently based on readily available market quotations. Inflation is expected to have no material impact on the Company’s performance.

As of December 31, 2010, the Company had working capital of approximately $4.9 million compared to $20.5 million at December 31, 2009. Working capital includes cash, securities owned and accounts receivable, net of all liabilities. On September 17, 2010, the Company’s board of directors declared a $13 per share dividend payable on December 15, 2010 to shareholders of record on December 1, 2010. The payment of the special cash dividend contributed to the reduction in the Company’s working capital balance. The Company has no debt, and believes its available working capital is sufficient to cover current expenses. The Company does not expect any material capital expenditures during 2011.
The Company has paid out special dividends over the past three years consisting of a $13 per share dividend in 2010, a $10 per share dividend in 2009, and a $10 per share dividend in 2008. These special dividends in total reduced shareholders’ equity by $87 million over the past three years. The 2010 special dividend reduced shareholders’ equity by $36.3 million and was recorded as a reduction of retained earnings, which generated an accumulated deficit of $19.8 million as of December 31, 2010. The Company’s accumulated deficit is not expected to impact its future ability to operate given its continuing profitability and strong cash and financial position. The 2009 special dividend reduced shareholders’ equity by $26.2 million and was recorded through retained earnings. A portion of the 2009 and 2010 dividend was a return of capital for tax purposes and the Company elected to record each dividend as a reduction of retained earnings. The 2008 special dividend reduced shareholders’ equity by $24.4 million and was recorded through common stock as 100% of this dividend represented a return of capital to shareholders.
Operating activities during 2010 provided cash flows of $25.1 million, up $8.1 million from 2009, including an increase in net income of $1.0 million, an increase in the change in non-cash stock based compensation expense of $718 thousand, an increase in the change in accounts receivable of $6.3 million, an increase in the change in investment gain/loss of $4.2 million, and an increase in the change in accrued liabilities of $1.1 million, offset by a decrease in the change in deferred taxes of $1.8 million, and a decrease in the change in other assets and liabilities of $3.4 million. Net cash provided in investing activities totaled $4.6 million, compared to net cash provided in investing activities of $4.2 million in 2009. Capital spending for property and equipment decreased to $63 thousand in 2010, a decrease of $542 thousand from 2009, and proceeds from the sales of investments decreased to $6.1 million in 2010, a decrease of $7.9 million from 2009. Net cash used by financing activities was $35.5 million in 2010, compared to net cash used by financing activities of $25.5 million in 2009. Cash used by financing activities in 2010 consists of $36.3 million special dividend payment offset by proceeds from common stock issuances.
Operating activities during 2009 provided cash flows of $16.9 million, down $409 thousand from 2008, including a decrease in the change in non-cash stock based compensation expense of $2.7 million, a decrease in the change in accounts receivable of $5.2 million, and a decrease in the change in investment gain/loss of $7.4 million, offset by an increase in net income of $8.1 million, an increase in the change in deferred taxes of $4.0 million, and an increase in the change in other assets and liabilities of $3.6 million. Net cash provided in investing activities totaled $4.2 million, compared to net cash provided in investing activities of $13 million in 2008. Capital spending for property and equipment increased to $605 thousand in 2009, an increase of $242 thousand from 2008, and proceeds from the sales of investments decreased to $13.9 million in 2009, a decrease of $9.6 million from 2008. Net cash used by financing activities was $25.5 million in 2009, compared to net cash used by financing activities of $26.6 million in 2008. The decrease of $1.1 million in cash used by financing activities included a decrease in taxes withheld on employee stock transactions of $2.6 million, partially offset by an increase in the dividend payment of $1.7 million in 2009.

Selected Quarterly Information
Unaudited quarterly results of operations for the years ended December 31, 2010 and 2009 is summarized below:

	At or For the Quarter Ended
	2010				2009
(in thousands, except per share data)	12/31	09/30	06/30	03/31	12/31	09/30	06/30	03/31
Assets Under Management (in millions)	$8,623	$7,080	$6,482	$6,876	$6,283	$5,489	$4,733	$3,909
Total revenue	15,516	14,043	13,754	13,391	13,715	11,372	9,592	8,883
Total operating expenses	9,272	9,844	9,652	9,462	9,110	8,523	7,061	6,756

Operating income	6,244	4,199	4,102	3,929	4,605	2,849	2,531	2,127

Investment Return	974	1,170	(1,184)	245	881	2,064	4,032	(1,579)

Net income	$4,464	$3,438	$1,830	$2,670	$3,504	$3,204	$4,315	$351

Diluted EPS	$1.60	$1.24	$0.66	$0.98	$1.34	$1.23	$1.66	$0.14

Diluted shares outstanding	2,794	2,779	2,774	2,721	2,621	2,612	2,603	2,516

Contractual Obligations
The following table presents a summary of the Company’s future obligations under the terms of an operating lease and other contractual purchase obligations at December 31, 2010. Other purchase obligations include contractual amounts that will be due for the purchase of services to be used in the Company’s operations such as mutual fund sub-administration and portfolio accounting software. These obligations may be cancelable at earlier times than those indicated and, under certain conditions, may involve termination fees. Because these obligations are of a normal recurring nature, the Company expects that it will fund them from future cash flows from operations. The information presented does not include operating expenses or capital expenditures that will be committed in the normal course of operations in 2011 and future years:

		Payments Due by Period
	Total	2011	2012-2013	2014-2015	Later
Operating lease obligations	$1,973,000	$340,000	$704,000	$719,000	$210,000
Purchase obligations	2,989,000	2,413,000	434,000	142,000	—

Total	$4,962,000	$2,753,000	$1,138,000	$861,000	$210,000

Use of Supplemental Data as Non-GAAP Performance Measure
Net Operating Income After Tax
As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles (“non-GAAP”) for “Net Operating Income After Tax” that management uses as benchmarks in evaluating and comparing the period-to-period operating performance of the Company and its subsidiaries.

The Company defines “net operating income after tax” as the Company’s net operating income less income tax provision, excluding investment return and the tax impact related to the investment return. The Company believes that “net operating income after tax” provides a good representation of the Company’s operating performance, as it excludes the impact of investment return on financial results. The amount of the investment portfolio and market fluctuations on the investments can change significantly from one period to another, which can distort the underlying earnings potential of a company. We also believe “net operating income after tax” is an important metric in estimating the value of an asset management business. This non-GAAP measure is provided in addition to net income and net operating income and is not a substitute for net income or net operating income and may not be comparable to non-GAAP performance measures of other companies.

	Year Ended December 31,
(in thousands, except per share data)	2010	2009	2008
Net operating income, GAAP basis	$18,473	$12,112	$13,729
Non-GAAP Adjustments:
Tax Provision excluding impact of Investment Return	6,830	4,245	5,586
Net operating income after tax, non-GAAP basis	11,643	7,867	8,143

Net operating income after tax per basic share, non-GAAP basis	$4.21	$3.05	$3.39
Net operating income after tax per diluted share, non-GAAP basis	$4.21	$3.04	$3.38

Basic weighted average shares outstanding, GAAP basis	2,767	2,583	2,400
Diluted weighted average shares outstanding, GAAP basis	2,768	2,588	2,408
The tax provision excluding impact of investment return is calculated by applying the tax rate calculated from the income statement to net operating income.
Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements. It does not have any obligation under a guarantee contract, or a retained or contingent interest in assets or similar arrangement that serves as credit, liquidity or market risk support for such assets, or any other obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument or arising out of a variable interest.
Critical Accounting Policies and Estimates
Provisions for Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns.
Revenue Recognition on Incentive-Based Advisory Contracts. The Company has certain investment advisory contracts in which a portion of the fees are based on investment performance achieved in the respective client portfolio in excess of a specified hurdle rate. For management fees based on a formula, there are two methods by which incentive revenue may be recorded. Under “Method 1,” incentive fees are recorded at the end of the contract year. Under “Method 2,” incentive fees are recorded periodically and calculated as the amount that would be due under the formula at any point in time as if the contract was terminated at that date. Management has chosen the more conservative Method 1, in which performance fees are recorded at the end of the contract period provided for by the contract terms.
Revenue Recognition when Acting as an Agent vs. Principal. The Funds have selected and contractually engaged certain vendors to fulfill various services to benefit the Funds’ shareholders or to satisfy regulatory requirements of the Funds. These services include, among others, required fund shareholder mailings, registration fees, legal and audit fees. DHCM, in fulfilling a portion of its role under the administration agreement with the Funds, acts as agent to pay these obligations of the Funds. Each vendor is independently responsible for fulfillment of the services it has been engaged to provide and negotiates fees and terms with the management and board of trustees of the Funds. The fee that the Funds pay to DHCM is reviewed annually by the Funds’ board of trustees and specifically takes into account the contractual expenses that DHCM pays on behalf of the Funds. As a result, DHCM is not involved in the delivery or pricing of these services and bears no risk related to these services. Revenue has been recorded net of these Fund expenses, as it is the appropriate accounting treatment for this agency relationship.

Beacon Hill has underwriting agreements with certain clients, including registered mutual funds. Part of Beacon Hill’s role as underwriter is to act as an agent on behalf of its mutual fund clients to receive 12b-1/service fees and commission revenue and facilitate the payment of those fees and commissions to third parties who provide services to the funds and their shareholders. The amount of 12b-1/service fees and commissions are determined by each mutual fund client and Beacon Hill bears no financial risk related to these services. As a result, 12b-1/service fees and commission revenue has been recorded net of the expense payments to third parties, as it is the appropriate accounting treatment for this agency relationship.

ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk
The Company’s revenues and net income are based primarily on the value of AUM. Accordingly, declines in financial market values directly and negatively impact the Company’s investment advisory revenues and net income.
The Company invests in Diamond Hill Funds and its private investment funds, which are market risk sensitive financial instruments. These investments have inherent market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in their fair value. The bond fund is also subject to market risk which may arise from changes in equity prices, credit ratings and interest rates. Market prices fluctuate and the amount realized upon subsequent sale may differ significantly from the reported market value.
The table below summarizes the Company’s market risks as of December 31, 2010, and shows the effects of a hypothetical 10% increase and decrease in equity and bond investments.

		Fair Value Assuming a	Fair Value Assuming a
	Fair Value as of	Hypothetical 10%	Hypothetical 10%
	December 31, 2010	Increase	Decrease
Equity investments	$11,328,494	$12,461,343	$10,195,645
Bond investments	198,566	218,423	178,709

Total	$11,527,060	$12,679,766	$10,374,354

ITEM 8.	Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm
The Shareholders and Board of Directors of
Diamond Hill Investment Group, Inc.:
We have audited the accompanying consolidated balance sheet of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Diamond Hill Investment Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
/s/ Plante & Moran, PLLC
Columbus, Ohio
February 22, 2011

Diamond Hill Investment Group, Inc.
Consolidated Balance Sheets

	December 31,
	2010	2009
ASSETS
Cash and cash equivalents	$5,775,526	$11,513,194
Investment portfolio	11,527,060	16,429,967
Accounts receivable	8,695,103	10,144,004
Prepaid expenses	787,033	724,825
Fixed assets, net of depreciation, and other assets	907,670	1,171,670
Deferred taxes	873,474	520,965

Total assets	$28,565,866	$40,504,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$4,101,079	$4,465,011
Accrued incentive compensation	16,111,250	12,300,650
Income tax payable	855,285	758,257

Total liabilities	21,067,614	17,523,918

Commitments and contingencies	—	—

Shareholders’ Equity
Common stock, no par value 7,000,000 shares authorized; 2,795,683 issued and outstanding at December 31, 2010; 2,677,577 issued and outstanding at December 31, 2009	34,423,011	26,922,484
Preferred stock, undesignated, 1,000,000 shares authorized and unissued	—	—
Deferred compensation	(7,137,729)	(8,070,697)
Retained earnings/(Accumulated deficit)	(19,787,030)	4,128,920

Total shareholders’ equity	7,498,252	22,980,707

Total liabilities and shareholders’ equity	$28,565,866	$40,504,625

Book value per share	$2.68	$8.58

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Income

	Year Ended December 31,
	2010	2009	2008
REVENUES:
Investment advisory	$49,248,586	$37,472,407	$40,865,296
Mutual fund administration, net	7,455,537	6,089,979	6,153,919

Total revenue	56,704,123	43,562,386	47,019,215

OPERATING EXPENSES:
Compensation and related costs	30,990,572	24,113,631	26,120,040
General and administrative	3,408,981	3,133,359	2,643,274
Sales and marketing	853,851	751,040	796,438
Third party distribution	1,036,231	1,112,460	1,452,087
Mutual fund administration	1,941,160	2,339,544	2,278,562

Total operating expenses	38,230,795	31,450,034	33,290,401

NET OPERATING INCOME	18,473,328	12,112,352	13,728,814

Investment return	1,205,194	5,398,636	(8,205,051)

INCOME BEFORE TAXES	19,678,522	17,510,988	5,523,763

Income tax provision	(7,276,081)	(6,137,045)	(2,247,685)

NET INCOME	$12,402,441	$11,373,943	$3,276,078

Earnings per share
Basic	$4.48	$4.40	$1.36

Diluted	$4.48	$4.40	$1.36

Weighted average shares outstanding
Basic	2,766,741	2,582,998	2,400,142

Diluted	2,767,895	2,587,751	2,408,476

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Shareholders’ Equity

	Shares	Common	Treasury	Deferred	Retained Earnings
	Outstanding	Stock	Stock	Compensation	(Accumulated Deficit)	Total
Balance at January 1, 2008	2,243,653	$27,719,024	$—	$(4,056,015)	$15,644,523	$39,307,532
Deferred compensation	63,450	5,184,801	—	(5,184,801)	—	—
Recognition of current year deferred compensation	—	—	—	4,332,601	—	4,332,601
Issuance of stock grants	85,796	6,021,482	—	—	—	6,021,482
Issuance of stock related to 401k plan match	8,506	638,796	—	—	—	638,796
FAS 123R compensation expense	—	2,233	—	—	—	2,233
Tax benefit from equity transactions	—	3,997,348	—	—	—	3,997,348
Payment of taxes withheld related to employee stock transactions	(33,991)	(2,777,545)	—	—	—	(2,777,545)
Purchase of common stock related to option exercises	(4,452)	(381,843)	—	—	—	(381,843)
Exercise of options/warrants for common stock	95,500	1,132,204	—	—	—	1,132,204
Repurchase of common stock	(11,163)	(862,115)	—	—	—	(862,115)
Dividend Paid of $10.00 per share	—	(24,440,884)	—	—	—	(24,440,884)
Net income	—	—	—	—	3,276,078	3,276,078

Balance at December 31, 2008	2,447,299	$16,233,501	$—	$(4,908,215)	$18,920,601	$30,245,887

Deferred compensation	78,092	4,836,595	—	(4,836,595)	—	—
Recognition of current year deferred compensation	—	—	—	1,674,113	—	1,674,113
Issuance of stock grants	135,313	5,032,290	—	—	—	5,032,290
Issuance of common stock related to 401k plan match	15,610	758,459	—	—	—	758,459
Tax benefit from equity transactions	—	134,741	—	—	—	134,741
Payment of taxes withheld related to employee stock transactions	(2,737)	(140,602)	—	—	—	(140,602)
Exercise of options/warrants for common stock	4,000	67,500	—	—	—	67,500
Dividend Paid of $10.00 per share	—	—	—	—	(26,165,624)	(26,165,624)
Net income	—	—	—	—	11,373,943	11,373,943

Balance at December 31, 2009	2,677,577	$26,922,484	$—	$(8,070,697)	$4,128,920	$22,980,707

Deferred compensation	20,753	1,458,898	—	(1,458,898)	—	—
Recognition of current year deferred compensation	—	—	—	2,391,866	—	2,391,866
Issuance of stock grants	83,611	5,182,983	—	—	—	5,182,983
Issuance of common stock related to 401k plan match	13,631	897,842	—	—	—	897,842
Tax benefit from equity transactions	—	84,375	—	—	—	84,375
Payment of taxes withheld related to employee stock transactions	(1,889)	(146,071)	—	—	—	(146,071)
Exercise of options/warrants for common stock	2,000	22,500	—	—	—	22,500
Dividend Paid of $13.00 per share	—	—	—	—	(36,318,391)	(36,318,391)
Net income	—	—	—	—	12,402,441	12,402,441

Balance at December 31, 2010	2,795,683	$34,423,011	$—	$(7,137,729)	$(19,787,030)	$7,498,252

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$12,402,441	$11,373,943	$3,276,078
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation on furniture and equipment	326,529	268,572	181,908
Amortization of deferred compensation	2,391,866	1,674,113	4,332,601
(Increase) decrease in accounts receivable	1,448,901	(4,804,446)	354,716
Increase (decrease) in deferred income taxes	(382,227)	1,438,658	(2,535,960)
Stock option expense	—	—	2,233
Noncash director fee expense	179,836	180,074	167,281
Investment gain/loss, net	167,495	(4,055,840)	3,298,360
Increase in accrued liabilities	8,449,814	7,323,481	8,281,581
Other changes in assets and liabilities	148,913	3,599,790	48,340

Net cash provided by operating activities	25,133,568	16,998,345	17,407,138

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of furniture and equipment	(62,529)	(604,928)	(362,722)
Cost of investments purchased and other portfolio activity	(1,314,588)	(9,149,453)	(10,076,234)
Proceeds from sale of investments	6,050,000	13,960,937	23,628,426

Net cash provided by investing activities	4,672,883	4,206,556	13,189,470

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for repurchase of common shares	—	—	(862,115)
Payment of taxes withheld on employee stock transactions	(146,071)	(140,602)	(2,777,545)
Proceeds from common stock issuance	920,343	825,959	1,489,218
Payment of dividends	(36,318,391)	(26,165,624)	(24,440,884)

Net cash used in financing activities	(35,544,119)	(25,480,267)	(26,591,326)

CASH AND CASH EQUIVALENTS
Net change during the period	(5,737,668)	(4,275,366)	4,005,282
At beginning of period	11,513,194	15,788,560	11,783,278

At end of period	$5,775,526	$11,513,194	$15,788,560

Cash paid during the period for:
Interest	$—	$—	$—
Income taxes	7,444,300	2,625,900	3,005,000

Noncash transactions during the period for:
Common stock issued as incentive compensation	5,003,146	4,852,216	5,754,140
The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Notes to Consolidated Financial Statements
Note 1 Business and Organization
Diamond Hill Investment Group, Inc. (the “Company”) derives its consolidated revenues and net income primarily from investment advisory and fund administration services that it provides to individual and institutional investors. The Company has four operating subsidiaries.
Diamond Hill Capital Management, Inc. (“DHCM”), an Ohio corporation, is a wholly owned subsidiary of the Company and a registered investment adviser. DHCM is the investment adviser to the Diamond Hill Funds (the “Funds”), a series of open-end mutual funds, private investment funds (“Private Funds”), and also offers advisory services to institutional and individual investors.
Diamond Hill GP (Cayman) Ltd. (“DHGP”) was incorporated in the Cayman Islands as an exempted company on May 18, 2006 for the purpose of acting as the general partner of a Cayman Islands exempted limited partnership. This limited partnership acts as a master fund for Diamond Hill Offshore Ltd., a Cayman Islands exempted company; and Diamond Hill Investment Partners II, L.P., an Ohio limited partnership. Diamond Hill GP (Cayman) Ltd. has no operating activity.
Beacon Hill Fund Services, Inc. (“BHFS”), an Ohio corporation, is a wholly owned subsidiary of the Company incorporated on January 29, 2008. BHFS provides certain compliance, treasury, and fund administration services to mutual fund companies. BHIL Distributors, Inc. (“BHIL”), an Ohio corporation, is a wholly owned subsidiary of BHFS incorporated on February 19, 2008. BHIL provides underwriting and distribution services to mutual fund companies. BHFS and BHIL collectively operate as Beacon Hill.
Note 2 Significant Accounting Policies
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the periods. Actual results could differ from those estimates. Certain prior year amounts and disclosures have been reclassified to conform to the current year financial presentation. Book value per share is computed by dividing total shareholders’ equity by the number of shares issued and outstanding at the end of the measurement period. The following is a summary of the Company’s significant accounting policies:
Principles of Consolidation
The accompanying consolidated financial statements include the operations of the Company and its subsidiaries. All material inter-company transactions and balances have been eliminated in consolidation.
Segment Information
Management has determined that the Company operates in one business segment, namely providing investment management and administration services to mutual funds, separate accounts, and private investment funds. Therefore, no disclosures relating to operating segments are required in annual or interim financial statements.
Cash and Cash Equivalents
Cash and cash equivalents include demand deposits and money market funds.

Note 2 Significant Accounting Policies (Continued)
Accounts Receivable
Accounts receivable are recorded when they are due and are presented in the balance sheet, net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company’s historical losses, existing conditions in the industry, and the financial stability of those individuals or entities that owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2010 or 2009.
Valuation of Investment Portfolio
Investments held by the Company are valued based upon the definition of Level 1 inputs and Level 2 inputs. Level 1 inputs are defined as fair values which use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are defined as quoted prices in markets that are not considered to be active for identical assets or liabilities, quoted prices in active markets for similar assets or liabilities, and inputs other than quoted prices that are directly observable or indirectly through corroboration with observable market data. At December 31, 2010, $1,265,998 and $10,261,062 in Company investments are valued based upon Level 1 and Level 2 inputs, respectively. At December 31, 2009, $4,108,170 and $12,321,797 in Company investments are valued based upon Level 1 and Level 2 inputs, respectively. Level 1 investments are all registered investment companies (mutual funds). Level 2 investments are all limited partnerships. There are no transfers in or out of the levels.
The changes in market values on the investments are recorded in the Consolidated Statements of Income as investment returns.
Limited Partnership Interests
DHCM is the managing member of Diamond Hill General Partner, LLC, the General Partner of Diamond Hill Investment Partners, LP (“DHIP”), Diamond Hill Investment Partners II, LP (“DHIP II”), and Diamond Hill Research Partners, LP (“DHRP”), collectively (the “Partnerships”), each a limited partnership whose underlying assets consist of marketable securities.
DHCM, in its role as managing member of the General Partner, has the power to direct the Partnerships’ economic activities and the right to receive investment advisory and performance incentive fees that are significant to the Partnerships. The Partnerships are subject to investment company accounting and, as a result, they have not been consolidated in presenting the accompanying financial statements. DHCM’s investments in these partnerships are reported as a component of the Company’s investment portfolio, valued at DHCM’s proportionate interest in the net asset value of the marketable securities held by the Partnerships. Gains and losses attributable to changes in value of the DHCM’s interests in the Partnerships are included in the Company’s reported investment return.
The Company’s exposure to loss as a result of its involvement with the Partnerships is limited to the amount of its investments. DHCM is not obligated to provide financial or other support to the Partnerships, other than its investments to date and its contractually provided investment advisory responsibilities, and has not provided such support. The Company has not provided liquidity arrangements, guarantees or other commitments to support the Partnerships’ operations, and the Partnerships’ creditors and interest holders have no recourse to the general credit of the Company.
Several board members, officers and employees of the Company invest in DHIP and DHIP II through Diamond Hill General Partner, LLC. These individuals receive no remuneration as a result of their personal investment in the Partnerships. The capital of Diamond Hill General Partner, LLC is not subject to a management fee or an incentive fee.

Note 2 Significant Accounting Policies (Continued)
Furniture and Equipment
Furniture and equipment, consisting of computer equipment, furniture, and fixtures, is carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated lives of three to seven years.
Revenue Recognition — General
The Company earns substantially all of its revenue from investment advisory and fund administration services. Mutual fund investment advisory and administration fees, generally calculated as a percentage of assets under management, are recorded as revenue as services are performed. Managed account and private investment fund clients provide for monthly or quarterly management fees, in addition to quarterly or annual performance fees.
Revenue Recognition — Performance Incentive Revenue
The Company’s private investment funds and certain managed accounts provide for performance incentive fees. For management fees based on a formula, there are two methods by which incentive revenue may be recorded. Under “Method 1,” incentive fees are recorded at the end of the contract period; under “Method 2,” the incentive fees are recorded periodically and calculated as the amount that would be due under the formula at any point in time as if the contract was terminated at that date. Management has chosen Method 1, in which incentive fees are recorded at the end of the contract period for the specific client in which the incentive fee applies. The table below shows assets under management (“AUM”) subject to performance incentive fees and the performance incentive fees, as calculated under each of the above methods:

	As Of December 31,
	2010	2009	2008
AUM — Contractual Period Ends Quarterly	$108,671,900	$108,974,458	$218,503,205
AUM — Contractual Period Ends Annually	175,231,841	196,469,025	159,514,591

Total AUM Subject to Performance Incentive	$283,903,741	$305,443,483	$378,017,796

	For The Year Ending December 31,
	2010	2009	2008
Performance Incentive Fees — Method 1	$217,588	$1,050,895	$378,881
Performance Incentive Fees — Method 2	217,588	1,262,922	378,881
Revenue Recognition — Mutual Fund Administration
DHCM has an administrative and transfer agency services agreement with the Funds, under which DHCM performs certain services for each fund. These services include mutual fund administration, transfer agency and other related functions. For performing these services, each fund compensates DHCM a fee at an annual rate of 0.30% for Class A and Class C shares and 0.19% for Class I shares times each series’ average daily net assets. Effective April 30, 2010, the fee for administrative services was decreased from 0.34% to 0.30% for Class A and Class C shares and from 0.20% to 0.19% for Class I shares. The Funds have selected and contractually engaged certain vendors to fulfill various services to benefit the Funds’ shareholders or to satisfy regulatory requirements of the Funds. These services include, among others, required fund shareholder mailings, federal and state registrations, legal and audit. DHCM, in fulfilling a portion of its role under the administration agreement with the Funds, acts as agent to pay these obligations of the Funds. Each vendor is independently responsible for fulfillment of the services it has been engaged to provide and negotiates fees and terms with the management and board of trustees of the Funds. The fee that the Funds pay to DHCM is reviewed annually by the Funds’ board of trustees and specifically takes into account the contractual expenses that DHCM pays on behalf of the Funds. As a result, DHCM is not involved in the delivery or pricing of these services and bears no risk related to these services. Revenue has been recorded net of these Fund expenses, as it is the appropriate accounting treatment for this agency relationship. In addition, DHCM finances the upfront commissions which are paid by the Fund’s principal underwriter to brokers who sell Class C shares of the Funds. As financer, DHCM advances to the underwriter the commission amount to be paid to the selling broker at the time of sale. These advances are capitalized and amortized over 12 months to correspond with the repayments DHCM receives from the principal underwriter to recoup this commission advancement.

Note 2 Significant Accounting Policies (Continued)
Revenue Recognition — Mutual Fund Administration (Continued)
Beacon Hill has underwriting and administrative service agreements with certain clients, including registered mutual funds. The fee arrangements vary from client to client based upon services provided and are recorded as revenue under Mutual Fund Administration on the Consolidated Statements of Income. Part of Beacon Hill’s role as underwriter is to act as an agent on behalf of its mutual fund clients to receive 12b-1/service fees and commission revenue and facilitate the payment of those fees and commissions to third parties who provide services to the funds and their shareholders. The amount of 12b-1/service fees and commissions are determined by each mutual fund client and Beacon Hill bears no financial risk related to these services. As a result, 12b-1/service fees and commission revenue have been recorded net of the expense payments to third parties, as it is the appropriate accounting treatment for this agency relationship.
Mutual fund administration gross and net revenue are summarized below:

	Year Ended December 31,
	2010	2009	2008
Mutual fund administration:
Administration revenue, gross	$10,940,041	$9,257,464	$9,194,973
12b-1/service fees and commission revenue received from Fund clients	8,122,268	5,260,383	—
12b-1/service fees and commission expense payments to third parties	(8,122,268)	(5,260,383)	—
Fund related expense	(3,554,156)	(3,141,229)	(3,061,646)

Revenue, net of fund related expenses	7,385,885	6,116,235	6,133,327

DHCM C-Share financing:
Broker commission advance repayments	619,490	763,383	1,776,206
Broker commission amortization	(549,838)	(789,639)	(1,755,614)

Financing activity, net	69,652	(26,256)	20,592

Mutual fund administration revenue, net	$7,455,537	$6,089,979	$6,153,919

Third Party Distribution Expense
Third party distribution expenses are earned by various third party financial services firms based on sales and/or assets of the Company’s investment products generated by the respective firm. Expenses recognized represent actual payments made to the third party firms and are recorded in the period earned based on the terms of the various contracts.
Income Taxes
The Company accounts for income taxes through an asset and liability approach. A net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Note 2 Significant Accounting Policies (Continued)
Income Taxes (Continued)
The Company has analyzed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2007 through 2010) to determine any uncertainty in income taxes and has recognized no adjustment in the net asset or liability.
Earnings Per Share
Basic earnings per share (“EPS”) excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of EPS that could occur if options and warrants were exercised.
Note 3 Investment Portfolio
As of December 31, 2010, the Company held investments worth $11.5 million and a cost basis of $7.6 million. The following table summarizes the market value of these investments for the last two fiscal years:

	As of December 31,
	2010	2009
Diamond Hill Small Cap Fund	$211,301	$709,881
Diamond Hill Small-Mid Cap Fund	217,915	785,714
Diamond Hill Large Cap Fund	210,413	684,554
Diamond Hill Select Fund	221,491	705,790
Diamond Hill Long-Short Fund	206,312	606,800
Diamond Hill Strategic Income Fund	198,566	615,431
Diamond Hill Investment Partners, L.P.	1,177,098	2,653,856
Diamond Hill Investment Partners II, L.P.	1,155,022	2,649,665
Diamond Hill Research Partners, L.P.	7,928,942	7,018,276

Total Investment Portfolio	$11,527,060	$16,429,967

DHCM is the managing member of the Diamond Hill General Partner LLC, which is the General Partner of the Partnerships. The underlying assets of the Partnerships are cash and marketable equity securities. Summary financial information, including the Company’s carrying value and income from the Partnerships is as follows:

	As of December 31,
	2010	2009	2008
Total partnership assets	$173,007,238	$188,716,374	$196,021,226
Total partnership liabilities	32,855,190	40,583,059	33,056,747

Net partnership assets	140,152,048	148,133,315	162,964,479
DHCM’s portion of net assets	10,261,062	12,321,797	11,262,409

	For the Year Ended December 31,
	2010	2009	2008
Net partnership income (loss)	4,486,719	35,193,357	(75,625,562)
DHCM’s portion of net income (loss)	939,265	4,634,391	(3,866,314)
DHCM’s income from the Partnerships includes its pro-rata capital allocation and its share of an incentive allocation, if any, from the limited partners.

Note 4 Capital Stock
Common Shares
The Company has only one outstanding class of securities, Common Shares.
Authorization of Preferred Shares
The Company’s Articles of Incorporation authorize the issuance of 1,000,000 shares of “blank check” preferred shares with such designations, rights and preferences, as may be determined from time to time by the Company’s Board of Directors. The Board of Directors is authorized, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights, which could adversely affect the voting or other rights of the holders of the Common Shares. There were no shares of preferred stock issued or outstanding at December 31, 2010 or December 31, 2009.
Note 5 Stock-Based Compensation
Equity Incentive Plans
2005 Employee and Director Equity Incentive Plan
At the Company’s annual shareholder meeting on May 12, 2005, shareholders approved the 2005 Employee and Director Equity Incentive Plan (“2005 Plan”). The 2005 Plan is intended to facilitate the Company’s ability to attract and retain staff, provide additional incentive to employees, directors and consultants, and to promote the success of the Company’s business. The 2005 Plan authorizes the issuance of Common Shares of the Company in various forms of stock or option grants. As of December 31, 2010 there were 291,883 shares available for issuance under the 2005 Plan. The 2005 Plan provides that the Board of Directors, or a committee appointed by the Board, may grant awards and otherwise administer the 2005 Plan. Restricted stock grants issued under the 2005 Plan, which vest over time, are recorded as deferred compensation in the equity section of the balance sheet on grant date and then recognized as compensation expense based on the grant date price over the vesting period of the respective grant.
Equity Compensation Grants
On May 13, 2004, the Company’s shareholders approved terms and conditions of certain equity compensation grants to three key employees. Under the approved terms, a total of 75,000 shares of restricted stock and restricted stock units were issued to the key employees on May 31, 2004. These shares vested on October 3, 2008.
Accelerated Vesting of Certain Equity Incentive Plans and Compensation Grants
The Board of Directors of the Company approved the accelerated vesting of 82,064 shares of restricted stock from various vesting dates during the first five months of 2009 to October 3, 2008. This acceleration resulted in additional compensation expense of $1.0 million in the fourth quarter of 2008 that otherwise would have been recorded in the first and second quarters of 2009. In addition, as a result of this acceleration, the Company received a $6.3 million tax deduction in 2008.
401(k) Plan
The Company sponsors a 401(k) plan in which all employees participate. Employees may contribute a portion of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions of Common Shares of the Company with a value equal to 200 percent of the first six percent of an employee’s compensation contributed to the plan. Employees become fully vested in the matching contributions after six plan years of employment. For the years ended December 31, 2010, 2009, and 2008, expenses attributable to the plan were $869,680, $758,522 and $638,796, respectively.

Note 5 Stock-Based Compensation (Continued)
Stock Options and Warrants
The Company recognizes all share-based payments to employees and directors, including grants of stock options, as expense in the income statement based on their fair values. The amount of compensation is measured at the fair value of the options when granted, and this cost is expensed over the required service period, which is normally the vesting period of the options. As of December 31, 2010, there were no stock options or warrants outstanding.
Stock option and warrant transactions under the various plans for the past three fiscal years are summarized below:

	Options		Warrants
		Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price
Oustanding December 31, 2007	92,500	$10.40	25,400	$47.00

Exercisable December 31, 2007	72,500	$12.03	25,400	$47.00

Granted	—	—	—	—
Expired / Forfeited	—	—	12,400	72.09
Exercised	92,500	10.40	3,000	56.67

Oustanding December 31, 2008	—	$—	10,000	$13.00

Exercisable December 31, 2008	—	$—	10,000	$13.00

Granted	—	—	—	—
Expired / Forfeited	—	—	—	—
Exercised	—	—	4,000	16.88

Oustanding December 31, 2009	—	$—	6,000	$10.42

Exercisable December 31, 2009	—	$—	6,000	$10.42

Granted	—	—	—	—
Expired / Forfeited	—	—	4,000	10.00
Exercised	—	—	2,000	11.25

Oustanding December 31, 2010	—	$—	—	$—

Exercisable December 31, 2010	—	$—	—	$—

Note 6 Operating Leases
The Company leases approximately 21,200 square feet of office space at two locations. Total lease and operating expenses for the years ended December 31, 2010, 2009, and 2008 were $573,218, $501,209, and $390,196, respectively. The approximate future minimum lease payments under the operating leases are as follows:

2011	2012	2013	2014	2015	Thereafter
$340,000	$348,000	$356,000	$358,000	$361,000	$210,000
In addition to the above rent, the Company is also responsible for normal operating expenses of the properties. Such operating expenses were approximately $9.97 per square foot in 2010, on a combined basis, and are expected to be approximately $9.94 per square foot in 2011.

Note 7 Income Taxes
The Company files a consolidated Federal income tax return. It is the policy of the Company to allocate the consolidated tax provision to subsidiaries as if each subsidiary’s tax liability or benefit were determined on a separate company basis. As part of the consolidated group, subsidiaries transfer to the Company their current Federal tax liability or assets. The federal income tax benefit for 2008 includes interest and penalties paid of $11 thousand.

	2010	2009	2008
Current city income tax provision	$514,076	$266,711	$375,821
Current state income tax provision	147,642	44,000	11,000
Current federal income tax provision	6,966,872	4,358,283	4,396,824
Deferred federal income tax provision (benefit)	(352,509)	1,468,051	(2,535,960)

Provision for income taxes	$7,276,081	$6,137,045	$2,247,685

A reconciliation of income tax expense at the statutory federal rate to the Company’s income tax expense is as follows:

	2010	2009	2008
Income tax computed at statutory rate	$6,887,483	$5,990,509	$1,898,479
City and state income taxes, net of federal benefit	430,117	204,417	255,302
Other	(41,519)	(57,881)	93,904

Income tax expense	$7,276,081	$6,137,045	$2,247,685

Deferred tax assets and liabilities consist of the following at December 31, 2010 and 2009:

	2010	2009
Stock-based compensation	$1,462,094	$926,222
Unrealized (gains) losses	(1,205,681)	(1,742,009)
Capital loss carry forward	677,770	1,547,804
Other assets and liabilities	(60,709)	(211,052)

Net deferred tax assets	$873,474	$520,965

For the years ended December 31, 2010 and 2009, the Company received net federal tax benefits from the exercise of stock-based compensation of $63,319 and $119,204 respectively, which resulted in an increase to equity. As of December 31, 2007, the Company and its subsidiaries had a net operating loss (“NOL”) carry forward for tax purposes of approximately $5,800,000. The NOL related to the exercise of stock options and warrants. The tax benefit of the NOL was fully utilized in 2008 and was recognized in equity in 2008.

Note 8 Earnings Per Share
The following table sets forth the computation for basic and diluted earnings per share (“EPS”):

	Year Ended December 31,
	2010	2009	2008
Basic and Diluted net income	$12,402,441	$11,373,943	$3,276,078
Weighted average number of outstanding shares
Basic	2,766,741	2,582,998	2,400,142
Diluted	2,767,895	2,587,751	2,408,476
Earnings per share
Basic	$4.48	$4.40	$1.36

Diluted	$4.48	$4.40	$1.36

Note 9 Regulatory Requirements
BHIL, a wholly owned subsidiary of the Company and principal underwriter for mutual funds, is subject to the U.S. Securities and Exchange Commission (“SEC”) uniform net capital rule, which requires the maintenance of minimum net capital. BHIL’s net capital exceeds its minimum net capital requirement at December 31, 2010 and 2009. The net capital balances, minimum net capital requirements, and ratio of aggregate indebtedness to net capital for BHIL are summarized below as of December 31, 2010 and 2009:

	Year Ended December 31,
	2010	2009
Net Capital	$86,107	$279,718
Minimum Net Capital Requirement	35,667	132,199

Ratio of Aggregate Indebtedness to Net Capital	8.79 to 1	7.09 to 1
Note 10 Commitments and Contingencies
The Company indemnifies its directors and certain of its officers and employees for certain liabilities that might arise from their performance of their duties to the Company. Additionally, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. Certain agreements do not contain any limits on the Company’s liability and would involve future claims that may be made against the Company that have not yet occurred. Therefore, it is not possible to estimate the Company’s potential liability under these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

ITEM 9.	Changes In and Disagreements With Accountants on Accounting and Financial Disclosures
None.

ITEM 9A.	Controls and Procedures
Management, including the Chief Executive Officer and the Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act of 1934) as of the end of the period covered by this report (the “Evaluation Date”). Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and to ensure that the information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Management’s Annual Report on Internal Control Over Financial Reporting
Management of Diamond Hill Investment Group, Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.
The Company’s independent registered public accounting firm, Plante & Moran, PLLC, has audited the Company’s 2010 and 2009 consolidated financial statements included in this Annual Report on Form 10-K and the Company’s internal control over financial reporting as of December 31, 2010, and has issued its Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements, which is included in this Annual Report on Form 10-K.

ITEM 9B.	Other Information
None.
PART III

ITEM 10.	Directors, Executive Officers and Corporate Governance
Information required by this Item 10 is incorporated herein by reference from the Company’s definitive proxy statement for its 2011 annual meeting of shareholders to be filed with the SEC pursuant to Regulation 14A of the Exchange Act (the “2011 Proxy Statement”), under the captions: “Proposal 1 — Election of Directors”, “Executive Officers and Compensation Information”, “Corporate Governance”, and “Section 16(a) Beneficial Ownership Reporting Compliance”.

ITEM 11.	Executive Compensation
Information required by this Item 11 is incorporated herein by reference from the Company’s 2011 Proxy Statement under the captions: “Executive Officers and Compensation Information” and “Corporate Governance”.

ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
The following table sets forth certain information concerning our equity compensation plans at December 31, 2010:
Equity Compensation Plan Information

	(a)	(b)	(c)
Number of securities
remaining available for
	Number of securities to		future issuance under
	be issued upon the	Weighted-average	equity compensation
	exercise of outstanding	exercise price of	plans (excluding
	options, warrants and	outstanding options,	securities reflected in
Plan category	rights	warrants and rights	column (a))
Equity compensation plans approved by security holders	—	$—	291,883	[1]

1
This amount relates to common shares that may be issued under our 2005 Employee and Director Equity Incentive Plan. The maximum aggregate number of common shares that may issued under our 2005 Employee and Director Equity Incentive Plan is annually increased on December 31 by an amount equal to the lesser of (i) 100,000 common shares, (ii) 5% of the Company’s total outstanding common shares on such date, or (iii) a lesser amount determined by the Board of Directors.

The other information required by this Item 12 is incorporated herein by reference from the Company’s 2011 Proxy Statement under the captions: “Security Ownership of Certain Beneficial Owners and Management” and “Executive Officers and Compensation Information”.

ITEM 13.	Certain Relationships and Related Transactions, and Director Independence
Information required by this Item 13 is incorporated herein by reference from the Company’s 2011 Proxy Statement under the caption: “Corporate Governance”.

ITEM 14.	Principal Accounting Fees and Services
Information required by this Item 14 is incorporated herein by reference from the Company’s 2011 Proxy Statement under the caption: “Independent Registered Public Accounting Firm”.

PART IV

ITEM 15.	Exhibits, Financial Statement Schedules
(a)	(1) Financial Statements: See “Part II. Item 8, Financial Statements and Supplementary Data”.
(2)
Financial Statement Schedules: All financial statement schedules for which provision is made in the applicable accounting regulations of the SEC are omitted because they are not required or the required information is included in the accompanying financial statements or notes thereto.

(3)	Exhibits:

3.1	Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference from Exhibit 3(i) to the Current Report on Form 8-K filed with the SEC on May 7, 2002; File No. 000-24498.)
3.2	Regulations of the Company. (Incorporated by reference from Exhibit 3(ii) to the Current Report on Form 8-K filed with the SEC on May 7, 2002; File No. 000-24498.)
10.1
Representative Investment Management Agreement between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds. (Incorporated by reference from Exhibit 23d(viii) to Post-Effective Amendment Nos. 22 and 23 to Registration Statement on Form N1-A (File Nos. 333-22075 and 811-08061) filed by Diamond Hill Funds on December 30, 2005)

10.2
Seventh Amended and Restated Administrative and Transfer Agency Services Agreement dated as of May 31, 2002, as amended, between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds. (Incorporated by reference from Exhibit 28h(ix) to Post-Effective Amendment Nos. 28 and 29 to Registration Statement on Form N1-A (File Nos. 333-22075 and 811-08061) filed by Diamond Hill Funds on April 30, 2009)

10.3*	Amended and Restated 2005 Employee and Director Equity Incentive Plan. (Incorporated by reference from Exhibit 10.6 to Form 10-K filed with the SEC on March 14, 2008; File No. 000-24498.)
10.4*	2005 Employee and Director Equity Incentive Plan First Amendment dated November 2, 2010 and Form of Restricted Stock Agreement reference therein. (Filed herewith)
10.5*	Amended and Restated 2006 Performance-Based Compensation Plan. (Incorporated by reference from Exhibit 10.7 to Form 10-K filed with the SEC on March 14, 2008; File No. 000-24498.)
10.6*
Amended and Restated Employment Agreement between the Company and Roderick H. Dillon, Jr. dated August 10, 2006. (Incorporated by reference from Exhibit 10.8 to Form 10-K filed with the SEC on March 14, 2008; File No. 000-24498.)

10.7*
First Amendment to the Amended and Restated Employment Agreement between the Company and Roderick H. Dillon, Jr. dated December 2, 2008. (Incorporated by reference from Exhibit 10.6 to Form 10-K filed with the SEC on March 13, 2009; File No. 000-24498.)

10.8*
Form of Participation Agreement to the Amended and Restated 2006 Performance-Based Compensation Plan. (Incorporated by reference from Exhibit 10.7 to Form 10-K/A filed with the SEC on January 29, 2010; File No. 000-24498.)

14.1	Amended Code of Business Conduct and Ethics. (Incorporated by reference from Exhibit 14.1 to Form 10-K filed with the SEC on March 13, 2009; File No. 000-24498.)
21.1	Subsidiaries of the Company. (Filed herewith)
23.1	Consent of Independent Registered Public Accounting Firm, Plante & Moran, PLLC. (Filed herewith)
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a). (Filed herewith)
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a). (Filed herewith)
32.1	Section 1350 Certifications. (Furnished herewith)

*	Denotes management contract or compensatory plan or arrangement.
(b)	Exhibits: Reference is made to Item 15(a)(3) above.

(c)	Financial Statement Schedules: None required.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

DIAMOND HILL INVESTMENT GROUP, INC.

By:	/S/ R. H. Dillon
	R. H. Dillon, President, Chief Executive Officer and a Director	February 25, 2011
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ R. H. Dillon R. H. Dillon	President, Chief Executive Officer, and a Director	February 25, 2011

/S/ James F. Laird James F. Laird	Chief Financial Officer, Treasurer, and Secretary	February 25, 2011

/S/ Gary R. Young Gary R. Young	Controller	February 25, 2011

/S/ Lawrence E. Baumgartner	Director	February 25, 2011
Lawrence E. Baumgartner

/S/ David P. Lauer	Director	February 25, 2011
David P. Lauer

/S/ Frances A. Skinner	Director	February 25, 2011
Frances A. Skinner

/S/ David R. Meuse	Director	February 25, 2011
David R. Meuse

/S/ Diane D. Reynolds	Director	February 25, 2011
Diane D. Reynolds

/S/ Donald B. Shackelford	Director	February 25, 2011
Donald B. Shackelford

Investor
Information

Corporate Headquarters
Diamond Hill Investment Group, Inc.
325 John H. McConnell Blvd., Suite 200
Columbus, OH 43215
614-255-3341
info@diamond-hill.com
www.diamond-hill.com

Stock Listing
Diamond Hill Investment Group, Inc. is listed
on the NASDAQ Global Select Market
Ticker Symbol: DHIL

Shareholder Information
The Transfer Agent for Diamond Hill is
Continental Stock Transfer & Trust Company.
Shareholders who wish to transfer their stock or
change the name in which the shares are
registered should contact:
Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004
212.509.4000

Legal Counsel
Vorys, Sater, Seymour and Pease LLP
Columbus, OH
Independent Registered Public Accountants
Plante & Moran, PLLC
Columbus, OH

Form 10-K and Other Financial Reports
  The Company’s Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, which includes the complete financial statements of the company, has been included with the proxy materials mailed to each shareholder.
  Additional copies are available without charge by contacting the Company at:
325 John H. McConnell Blvd., Suite 200
Columbus, OH 43215
614.255.3333
info@diamond-hill.com

www.diamond-hill.com

Diamond Hill Investment Group, Inc.
325 John H. McConnell Blvd., Suite 200
Columbus, OH 43215
614.255.3333